
JT


08004273

ANNUAL REPORT 2008

For the Year Ended March 31, 2008


PROCESSED
AUG 13 2008
HOMSON REUTERS

JAPAN TOBACCO INC.

CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere,
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Unless otherwise specified in this annual report, the information herein is as of June 24, 2008.

Financial Highlights

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31

	Millions of yen				Millions of U.S. dollars (Note 1)
	2004	2005	2006	2007	
For the year:					
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	
EBITDA (Note 2)	373,435	400,115	433,391	464,634	
Depreciation and Amortization (Note 2)	139,401	126,744	126,445	132,643	
Operating income	234,034	273,371	306,946	331,991	
Net income (loss)	(7,603)	62,584	201,542	210,772	
Free cash flow (FCF) (Note 3)	269,174	269,459	145,590	223,007	
At year-end:					
Total assets	3,029,084	2,982,056	3,037,379	3,364,663	
Total equity	1,507,937	1,498,204	1,762,512	2,024,616	
Ratios:					
Return on equity (ROE)	(0.5%)	4.2%	12.4%	11.3%	
Return on asset (ROA)	7.9%	9.2%	10.4%	10.7%	
Equity Ratio	49.8%	50.2%	58.0%	58.3%	
Amounts per share (in yen and U.S. dollars): (Note 4)					
Net income (loss) (Note 5)	¥ (793)	¥ 6,418	¥ 21,017	¥ 22,001	
Total equity	154,303	156,363	183,956	204,618	
Cash dividends applicable to the year	2,000	2,600	3,200	4,000	

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥100.19 per $1, the rate of exchange as of March 31, 2008.
2. EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)
4. On April 1, 2006, a 5 for 1 stock split went into effect.
Amounts per share for the years ended March 2004, 2005 and 2006 are on the assumption that this stock split took place at the beginning of each fiscal year.
5. Diluted net income (loss) per share.

EBITDA and Operating Income


(Billions of Yen)
373.4
234.0
400.1
273.4
433.4
306.9
464.6
332.0
602.1
430.6
'04
'05
'06
'07
'08
EBITDA
Operating Income

Net Income (Loss) and ROE


(Billions of Yen)
(%)
238.7
201.5
210.8
12.4
11.8
11.3
62.6
4.2
-0.5
-7.6
'04
'05
'06
'07
'08
Net Income (Loss)
ROE

Free Cash Flow


(Billions of Yen)
269.2
269.5
145.6
223.0
-1,493.7
'04
'05
'06
'07
'08

Cash Dividends Applicable to the Year


(Yen)
2,000
2,600
3,200
4,000
4,800
'04
'05
'06
'07
'08

JT at a Glance

Japan Tobacco Inc. (JT) and its 47,500 employees are striving to become a "global growth company that develops diversified, value-creating businesses."
JT is the world's third-largest tobacco company. Our domestic tobacco business continues to maintain a significant competitive position in the Japanese market, and the international tobacco business is delivering remarkable performance as the driver of profit growth for the JT Group.

As future pillar businesses, the pharmaceutical business is steadily advancing the development of compounds, and the foods business is striving to consolidate its business foundation as an integrated foods manufacturer.



Domestic Tobacco Business
Net Sales
(Billions of Yen)
3,405.3
3,416.3
3,362.4
EBITDA
(Billions of Yen)
305.8
326.5
306.7
Operating Income
(Billions of Yen)
220.1
245.4
222.3
'06 '07 '08
Pharmaceutical Business
Net Sales
(Billions of Yen)
49.3
45.5
49.1
EBITDA
(Billions of Yen)
-1.8
-8.2
-6.3
Operating Income (Loss)
(Billions of Yen)
-5.1
-11.2
-9.6
Other Business
0.3%
Net Sales Breakdown, by Business Segment
International Tobacco Business
Net Sales
(Billions of Yen)
881.2
999.7
2,640.0
EBITDA
(Billions of Yen)
94.1
112.7
270.8
Operating Income
(Billions of Yen)
71.0
81.1
205.4
Foods Business
Net Sales
(Billions of Yen)
278.4
286.6
336.4
EBITDA
(Billions of Yen)
11.9
12.0
8.4
Operating Income
(Billions of Yen)
6.3
6.7
0.7

JT Group and Competition in Tobacco Industry


[Geneva]
[Tokyo]

Headquarters of the Group

- Domestic Tobacco Business
- Pharmaceutical Business
  Torii Pharmaceuticals Co., Ltd. (Manufacturing and sale of drugs)
- Foods Business
  Katokichi Ltd. (Manufacturing and sale of processed foods)
  Japan Beverage (Distributing and sale of beverages)

- International Tobacco Business
  JT International S.A.
  (Headquarters of the International Tobacco Operations)

Major Tobacco Companies' Share (2007)


Other
55.9%
Altria (USA)
18.0%
British American Tobacco (UK)
12.0%
JT Group
10.6%
Altadis(3) (Spain)
2.1%
Imperial Tobacco(2) (UK)
3.5%

Source: Companies' reports, The Maxwell Report
(1): FY 3/2008 (2): FY 9/2007 (3): FY 12/2006

Worldwide Demand for Cigarette


(Billions of Cigarettes)
5,494.0
5,508.0
5,597.0
5,585.0
5,686.0
2002
2003
2004
2005
2006

Source: The Maxwell Report

Top 5 Brands by Sales Volume Worldwide

(Year ended December 31, 2006)

(Billions of Cigarettes)

Brand	Brand Owner	Total World Annual Sales Volume
1. Marlboro	Altria	466.3
2. Winston	Total*	108.0
	JT	94.6
	Reynolds American	13.3
3. Mild Seven	JT	106.1
4. L&M	Altria	104.9
5. Camel	Total*	60.7
	JT	36.1
	Reynolds American	24.7

Source: The Maxwell Report
* Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

Towards Achieving Our Corporate Vision



Yoji Wakui
Chairman of the Board
Hiroshi Kimura
President and CEO and Representative Director

Through various activities, we are committed to providing all of our stakeholders with a unique added value that JT alone can deliver as a surprise and delight that exceeds expectations.

We are striving to fulfill this commitment through an initiative called "Brand-ing," in a bid to become an essential partner of society.

JT Brand-ing Declaration

Brand-ing Spirit

Management policies

Business missions

4S Model

Principles that should be respected by corporate management

Compliance

Behavioral values and ethics that should be shared

CS
Customers

CF
Shareholders = Cashflow

ES
Employees

SS
Society

JT Brand-ing Declaration (Established in 2002)

Clear commitment to providing all of our stakeholders with a unique added value that JT alone can deliver as a surprise and delight that exceeds expectations.

- We aim to become a "Global Brand-ing Company" that develops unique brands that are trusted and respected by our customers.
- We believe that our most significant assets are those unique product brands and "JT" itself, which pursues developing the brands, as the unified corporate brand.
- We commit ourselves to use management resources to continually build our brands and keep them fresh.
- We are committed to developing and increasing the value of the "JT" brands as well as our product brands with pride.

4S Model

By circulating and expanding funds generated by high-quality business activities, JT is committed to fulfill—to the best of its ability and in a fair and balanced manner—its responsibilities to its shareholders, customers, employees and society and to ensure their satisfaction with JT's performance.

- CS JT seeks to understand its customers' needs in depth, and to meet these needs by continuing to offer attractive goods and services.
- ES JT offers attractive positions to talented people who have ability, drive and a sense of responsibility.
- SS Through its business activities based on high ethical standards, JT intends to become a good corporate citizen welcomed by both global and regional communities.
- CF Economic achievement constitutes the basic common language of the organization. Business structure is continually reviewed and reformed to raise corporate adaptability to the ever-changing environment.

Corporate Image (Long-term Vision)

—— A global growth company that develops diversified, value-creating businesses ——

Domestic Tobacco Business

- Overwhelm the competition in the home country market as "the core source of profits."

International Tobacco Business

- Attain a sustainable leadership position in profitability and or market-share within a growing number of markets, and continue to be "the driving force for profit growth."

Pharmaceutical Business

- Continuously deliver profits based on a strong foundation as a core business.

Foods Business

- Establish a global competitive advantage as an integrated foods manufacturer.

Goals under "JT2008" Medium Term Management Plan and Progress Status

—— Aim to achieve long-term sustainable growth while overcoming challenges in operating environment ——

Performance of the JT Group as a Whole

- Group-wide EBITDA for FY 3/2009: Aim to exceed FY 3/2006 result by approximately 20 billion yen.
  - * JT2008 is based on organic growth and not on the premise of large-scale M&A figures.

EBITDA

FY 3/2006	¥433.4 billion
FY 3/2007	¥464.6 billion
FY 3/2008	¥602.1 billion

Allocation of Resources

- Actively pursue growth opportunities by acquiring external resources, especially in the international tobacco business and foods business.

Major acquisition deals

Acquired Gallaher Group Plc in April 2007 as a wholly owned subsidiary.
Successfully completed a tender offer for Katokichi Co. in December 2007 and made the company a wholly owned subsidiary in April 2008.
Acquired Fuji Foods in April 2008 as a wholly owned subsidiary.

Domestic Tobacco Business

- As "the Core Source of Profits", Aim to Maintain the Profit Level attained during the "JT PLAN-V" period.

EBITDA

FY 3/2006	¥305.8 billion
FY 3/2007	¥326.5 billion
FY 3/2008	¥306.7 billion

International Tobacco Business

- As "the Driving Force for Profit Growth", Continue Leading the industry in organic growth.

EBITDA*

FY 3/2006	USD925 million
FY 3/2007	USD1,090 million (up 18%)
FY 3/2008	USD2,452 million (up 125%)

* Before royalty payments to JT

Acquired Gallaher Group Plc in April 2007 as a wholly owned subsidiary.

Pharmaceutical Business

- Aim to advance its clinical compounds to higher phases of clinical study and enhance the R&D pipeline.

Clinical development (as of May 1, 2008): 11 compounds

Foods Business

- Establish foundations as an integrated foods manufacturer.

Made Katokichi and Fuji Foods wholly owned subsidiaries in April 2008.

To Our Stakeholders



We face intensifying competition not only in the tobacco business but also in the pharmaceutical and foods businesses. However, we believe that we can turn this challenging situation to our advantage and find emerging business opportunities. We will therefore strive to increase our corporate value by continuing to expand and strengthen our organization, develop our employees and consolidate our business foundations so that we can become a global growth company that develops diversified value-creating businesses.

Hiroshi Kimura
President and CEO and Representative Director

Foreword

Before reporting our business performance and financial results, as the representative director of JT, I would like to offer my sincere apologies not only to people who suffered health problems after consuming certain frozen foods products sold by the JT Group, but also to our customers who have cooperated with our nationwide product recall, business partners, shareholders and other stakeholders. The JT Group will strive to regain the trust of our consumers by seeking to develop the highest level of standards in food safety, via improved in-house inspection systems and engaging third-party expertise, among other measures.

FY 3/2008 Performance

(1) Domestic Tobacco Business

The domestic tobacco business faces an increasingly tough environment, as overall demand declines and competition with other tobacco companies intensifies. Although our sales volume decreased due to declining overall demand, we have achieved the first upturn in our market share since our privatization in 1985. This was as a result of active sales promotion activities, including the campaign marking the 30th anniversary of the market launch of Mild Seven, and the effective introduction of new products. Meanwhile, our profits declined due to the sales volume drop and increases in raw material costs and sales promotion expenses. Nonetheless, the domestic tobacco business continues to serve as core source of profits.

(2) International Tobacco Business

The JT Group has substantially expanded in size following the acquisition of Gallaher Group Plc, consolidating its position as the world's third largest tobacco company. The integration of JT International and Gallaher is proceeding smoothly, without causing any significant disruption to our existing business momentum. Throughout this integration process, we are pursuing synergy in top-line growth, including the creation of a robust and well-balanced brand portfolio, while also steadily implementing measures to reduce costs through synergy. In terms of business performance, sales volume, revenue and profits all grew sharply from the previous year, thanks to record high levels of organic growth represented by top-line growth of Global Flagship Brand (GFB) products such as Winston and Camel, in addition to the contribution of Gallaher.

(3) Pharmaceutical Business

In order to achieve our goal of developing the pharmaceutical business as a pillar of our operations in the future, we have made steady progress in the clinical development of our compounds and expanded and enhanced our R&D pipeline so that we can rapidly increase the value of this business

In terms of business performance, revenue increased due to a milestone revenue related to the progress made in the development of dyslipidemia treatment JTT-705, licensed to Roche Group in October 2004, and an increase in the revenue of Torii Pharmaceutical, a JT subsidiary.

(4) Foods Business

The foods business posted an increase in revenue despite a decline in sales of the processed foods business, mainly due to

the consolidation of the Katokichi Group in the consolidated results. Meanwhile, profits declined due to an increase in material costs and the cost of goodwill amortization relating to the acquisition of the Katokichi Group.

As a result of the performance of the individual business units described above, the JT Group's net sales increased by ¥1,640.3 billion, or 34.4%, from the previous year to ¥6,409.7 billion. EBITDA grew by ¥137.5 billion, or 29.6%, to ¥602.1 billion and operating income increased by ¥98.6 billion, or 29.7%, to ¥430.6 billion. Net income totaled ¥238.7 billion.

We achieved double-digit year-on-year growth in net sales as well as in all profit items: EBITDA, operating income, recurring profit and net income.

We have announced an annual dividend of ¥4,800 per share for the fiscal year ended in March 2008, including an interim dividend.

Our Tasks for FY 3/2009

Below, I will explain what we aim to achieve in FY 3/2009 in light of the performance in FY 3/2008.

(1) Domestic Tobacco Business

In our domestic tobacco business, we expect the sales volume to decline due to a temporary dip in demand following the introduction of age verifying cigarette vending machines, in addition to the long-term downward trend of overall domestic demand. In the current fiscal year, we will seek to further expand our market share and consolidate our position as the market leader in Japan by continuing to actively invest in Mild Seven and other main brands, and by introducing new products primarily of main brands in an effective manner. Although the cost of materials such as foreign leaf tobacco is expected to rise in the current fiscal year, we will strive to reduce both fixed and variable costs and make constant efforts to improve our productivity.

(2) International Tobacco Business

We will take advantage of our expanded business platform and newly acquired brands, and invest brand equities and capabilities to sustain and expand quality top-line growth in the long term.

(3) Pharmaceutical Business

In the pharmaceutical business, we will make continuous efforts to achieve our goal of steady progress in clinical development and enhancement of the R&D pipeline.

(4) Foods Business

In the foods business, we are focusing on the beverage, processed foods and seasonings sectors and striving to establish the highest level of standards for food safety, based on our enhanced recognition of the importance of food safety. Moreover, we will consolidate our business foundation as an integrated foods manufacturer by concentrating our processed foods and seasoning businesses at Katokichi and further expanding the beverage business.

We face intensifying competition not only in the tobacco business but also in the pharmaceutical and foods businesses.

However, we believe that we can turn this challenging situation to our advantage and find new business opportunities. We will therefore strive to increase our corporate value by continuing to expand and strengthen our organization, develop our employees and consolidate our business foundations so that we can become a global growth company that develops diversified, value-creating business.

Maximizing Corporate Value

We believe that maximizing our corporate value, in the medium to long term, by achieving sustainable profit growth through active business investment is fundamental to enhancing shareholder value.

Regarding dividend payments, we aim to increase dividends in order to raise our consolidated payout ratio to 20% under the Medium Term Management Plan "JT2008", excluding the impact of goodwill amortization on net income. We will strive to increase our dividends with due consideration of the implementation status of our medium to long-term growth strategies and forecasts for consolidated financial results, based on our approach of ensuring a competitive return of profits to shareholders in the capital market.

We will use internal reserves to make business investments for our immediate and future needs and to acquire external resources, while securing sufficient funds for such measures as repayment of interest-bearing debts and an own share repurchase to expand the scope of management options.

To Our Stakeholders

The JT Group will continue to be a good corporate citizen, recognized globally and within regional communities through our business activities based on high ethical standards.

We will contribute to the development of the local communities in which we operate, providing support in the following four priority areas: Social Welfare, Arts and Culture, Environmental Protection, and Disaster Relief.

In the domestic tobacco business, we will actively support efforts to ensure the smooth introduction and operation of age verifying cigarette vending machines. As the leader of the tobacco industry, this will contribute to fulfilling our social responsibility in the prevention of youth smoking. In the international tobacco business, the JT Group has for many years engaged in voluntary efforts to combat smuggling and counterfeiting and maintained active cooperation with governments and regulatory authorities around the world. In December 2007, JTI signed a cooperation agreement with the European Commission and 26 Member States of the European Union (EU) to combat the contraband and counterfeit of cigarettes in the EU. The JT Group will continue to actively promote efforts to eradicate cigarette smuggling and counterfeiting, in cooperation with governments and regulatory authorities around the world.

June 2008

Hiroshi Kimura
President and CEO and Representative Director


Special Feature:


The New JT 12
Roots
AROMA
BLACK

The New JTI

JT International (JTI) is the international tobacco division of Japan Tobacco Inc., and was formed in 1999 when Japan Tobacco Inc. purchased, for USD 7.8 billion, the international tobacco operations of the US multinational RJR Nabisco Inc. In 2007, Gallaher Group Plc, a FTSE 100 business, was acquired by Japan Tobacco Inc. for GBP 7.5 billion. At the time, this was the largest foreign acquisition by a Japanese company. In 2009, JTI will enter its 10th year of existence. JTI is a young industry player built on solid tobacco experience and rich heritage, dating back to the 18th century.







JTI is headquartered in Geneva, Switzerland. Since 1999, its President and CEO is Pierre de Labouchere.

JTI's Executive Committee consists of 16 members, of 11 different nationalities.

JTI is a truly international and multicultural business, employing more than 22,000 people around the world.

Members of JTI Executive Committee

Pierre de Labouchere
President and Chief Executive Officer

Yasushi Shingai
Executive Vice President, Deputy CEO & Chief Financial Officer

Thomas A. McCoy
Chief Operating Officer

David Aitken
Senior Vice President Consumer & Trade Marketing

Paul Bourassa
Senior Vice President Legal, Regulatory Affairs and Compliance

Jörg Schappei
Senior Vice President Human Resources

Bill Schulz
Senior Vice President Global Supply Chain

Takehisa Shibayama
Senior Vice President Research & Development

Frits Vranken
Senior Vice President Business Development and Corporate Strategy

Martin Braddock
Regional President CIS / Adriatica / Romania

Stefan Fitz
Regional President Central Europe / Nordic

Hans-Gerd Hesse
Regional President Asia Pacific

Fadoul Pekhazis
Regional President Middle East / Near East / Africa / Turkey and WWDF

Eddy Pirard
Regional President United Kingdom / Ireland

Michel Poirier
Regional President Americas

Roberto Zanni
Regional President Western & Southern Europe / Baltics

Roles & Focus

New Global Flagship Brands Portfolio

The eight Global Flagship Brands (GFB) constitute the core of JTI's brand portfolio, further accelerating quality top-line growth.

Engines Winston and Camel are "Engine" brands driving JTI's growth.



Winston

First introduced in 1954, Winston has proven its status as JTI's key growth engine by becoming the 2nd largest cigarette brand in the world in 2006, demonstrating excellent results in CIS+, South & West Europe and the Rest of the World. Winston has experienced double digit growth over the last seven years and its strong momentum continues through brand extension and ongoing product innovation.



(Billions of Cigarettes)
'05
'06
'07



CAMEL

First introduced in 1913, Camel is the originator of American Blend. Sold in over 100 countries, Camel currently is the 5th largest cigarette brand in the world. In 2007, Camel further accelerated its sales volume in all regions. Camel Natural Flavor and other line extensions contributed to Camel's success.

(Billions of Cigarettes)
'05
'06
'07

Strongholds Four stronghold brands have a significant presence in their respective regions increasing the competitive power of JTI's portfolio.



MILD SEVEN

Originating in Japan and launched in 1977, Mild Seven is the top-selling premium charcoal brand worldwide and is the 3rd largest cigarette brand. Its key markets outside Japan are Taiwan, Korea, Russia and Malaysia.



Originally created for the Prince of Wales in 1873, Benson & Hedges has a proud British heritage.

Today, JTI owns the Benson & Hedges trademark in EU markets (excl. Baltics) where it is a leading Virginia premium brand. Benson & Hedges evolves continuously to reflect the needs of premium consumers.



SILK
CUT

Launched in 1963, Silk Cut established itself as one of the leading brands in the Virginia segment, both in the UK and Ireland.

JTI owns the Silk Cut trademark throughout EU markets with the core markets being the UK, Ireland and Greece, where the brand enjoys a significant market share in premium segment.



LD

LD was launched in 1999 as a mid-price proposition in the Russian market. The brand achieved immediate success and is perceived as a credible international proposition.

Also available in more than 30 countries, LD is synonymous with innovation and responding to consumer aspirations, including the successful extension of Round Corner packs, Slims and Super Slims formats.

Future potential The market presence of these brands is still small, but they have growth potential.



Sobranie is one of the world's oldest tobacco brands and has been synonymous with luxury cigarettes since 1879. This heritage, exquisite style and the best selected tobaccos have made Sobranie one of the most prestigious brands in the world.



Glamour

Glamour is JTI's leading Super Slims brand.

Since its introduction in 2005, Glamour has achieved remarkable growth in the CIS, and the No.1 Super Slims brand in Russia and Ukraine.

Geographies

JTI is striving to build on a well-balanced market portfolio to ensure sustainable profit growth. The acquisition of Gallaher has provided JTI with a number of additional markets with strong positions and profit generation strengthening its ability to grow earnings into the future.
The cluster of markets below provides an insight into JTI's business, but does not reflect its management structure.



25%
Rest of the World
10%
North & Central Europe
14%
South & West Europe
51%
CIS+



30%
Rest of the World
19%
North & Central Europe
21%
South & West Europe
31%
CIS+

Market clusters and their key markets constituents ■Winston Camel ■Mild Seven B&H □Silk Cut □LD ■Sobranie □Glamour

North & Central Europe

North & Central Europe consists predominantly of former Gallaher markets.

Sweden

Ireland UK

Austria

2007	Market share	Market position
UK	39%	No.2
Ireland	49%	No.1
Austria	37%	No.2
Sweden	34%	No.1

CIS+

CIS+ is the key growth driver in volume and earnings.

Russia

Ukraine

Romania

Kazakhstan

2007	Market share	Market position
Russia	35%	No.1
Kazakhstan	42%	No.2
Ukraine	29%	No.2
Romania	29%	No.2

South & West Europe

In South & West Europe such as Spain, France, Italy and Greece JTI has grown volume and share despite declining market sizes.

France

Italy

Spain

Greece

2007	Market share	Market position
Spain	20%	No.3
France	14%	No.4
Italy	16%	No.3
Greece	14%	No.2

Rest of the world

Canada

Turkey

Taiwan

Malaysia

2007	Market share	Market position
Taiwan	37%	No.1
Malaysia	18%	No.2
Turkey	15%	No.3
Canada	13%	No.3

Note: All share of market data has been obtained from external sources, excluding Canada (JTI estimate)

Integration

Major Integration Achievements to Date

All integration initiatives are moving ahead strongly without any major disruption to the existing business.

- One organization in place across the company
- Enhanced brand portfolio
- Distribution integration
- Factory consolidation
- Consistent business processes

Future



EBITDA Evolution
(Millions of U.S. dollars)
338
400
441
551
712
925
1,090
2,452
2,830
3,180
'00
'01
'02
'03
'04
'05
'06
'07
'07 like-for-like**
Forecast '08

** Including hypothetical full year Gallaher contribution.

Review of Operations





Domestic Tobacco Business 18
International Tobacco Business 20
Pharmaceutical Business 22
Foods Business 24

Domestic Tobacco Business

167.8 billion cigarettes
Total sales volume of JT products

¥3,362.4 billion
Net sales including excise tax

¥306.7 billion
EBITDA

¥222.3 billion
Operating income

Business Performance

FY 3/2008 Business Performance Summary

- Total sales volume of JT products: 167.8 billion cigarettes*, down 4.1%
- Net sales including excise tax: ¥3,362.4 billion, down 1.6%
- EBITDA: ¥306.7 billion, down 6.0%
- Operating income: ¥222.3 billion, down 9.4%

The domestic tobacco business faces an increasingly tough business environment as total tobacco demand in Japan continues to decline and competition with other tobacco manufacturers intensifies. In an effort to achieve top-line growth, we have been striving to strengthen our marketing capabilities while refreshing and enhancing existing brands as necessary and introducing new products in an effective manner. Moreover, we are making unceasing efforts to improve our productivity.

In FY 3/2008, we endeavored to enhance the value of our brands by introducing new products mainly in the Mild Seven family, which is our core brand, as well as by strengthening existing brands. Specifically, we introduced the "Mild Seven Aqua Menthol Super Lights Box" in July 2007 and the "Mild Seven D-spec Super Lights Box," a "D-spec" product developed using our odor reduction technology, in December 2007, both for nationwide release. Another example of our active sales promotion activity was the ongoing campaign to celebrate the 30th anniversary of the Mild Seven family's first market launch. Moreover, "Peace Infinity," a D-spec product initially released in limited regions, was launched nationwide in October, "Seven Stars Lights Menthol" was released in limited regions in February, and all nine products of the Caster family underwent package redesigns in late December in order to create a uniform brand image. In May 2008, we released "Mild Seven Impact One 100's Box". In early July, we are scheduled to launch "Cabin Roast Blend 100's Box" and a new D-spec product called "Camel Nutty Lights Box" in limited areas of Japan.

The volume of our cigarette sales in FY 3/2008 decreased by 7.2 billion cigarettes (down 4.1%) from the previous year to 167.8 billion cigarettes*. However, our market share rose to 64.9% (up 0.1 point), and we have achieved the first upturn in our market share since our privatization in 1985 thanks to active sales promotion campaigns and the introduction of new products. Net sales (excluding excise tax) per 1,000 cigarettes increased by ¥67 from the previous year to ¥4,057, due to a rise in unit sales prices caused by the revision of retail prices.

Consequently, net sales of the domestic tobacco business in FY 3/2008 declined by ¥53.9 billion from the previous year (down 1.6%) to ¥3,362.4 billion due to a drop in sales volume. Operating income fell by ¥23.0 billion from the previous year (down 9.4%) to ¥222.3 billion, depressed by increases in materials costs and sales promotion expenses.

* In addition to the figure stated above, we also sold 3.5 billion cigarettes at duty-free shops in Japan as well as those in China, Hong Kong and Macau markets that are under the control of our China Division

Strategy and Specific Measures

Optimizing our Marketing Mix toward Sustainable Growth

- Product strategy
- Distribution strategy
- Marketing strategy
- Improving productivity and fulfilling our responsibility as the market leader

We have achieved the first upturn in our market share since our privatization in 1985 thanks to active sales promotion campaigns and the introduction of new products. The domestic tobacco business is positioned as the core source of profits for the JT Group. Competition for market share is becoming increasingly intense as total tobacco demand continues to decline, due to factors such as the ageing of Japanese society, growing awareness about the health risks associated with smoking and the tightening of smoking-related regulations. In this business environment, JT is resolved to boost the value of its domestic tobacco business by pursuing a strategy for sales growth and enhancing productivity simultaneously.



Ichiro Kumakura
President, Tobacco Business

Optimizing Our Marketing Mix to Gain Maximum Results

In the domestic tobacco market, total demand for cigarettes has continued to decline due to the aging of the Japanese population, growing awareness about the health risks associated with smoking and tightening of smoking-related regulations. Increases in the tobacco excise tax that took effect in July 2003 and July 2006 had an additional impact on the market, with Japanese smoking rate dropping to 26.0%, according to a May 2007 survey.

Meanwhile, as tobacco-related regulations are being strengthened in various ways, market share competition with foreign brands is intensifying. JT will overcome the impact of a future decline in sales volume by optimizing our marketing mix through our product, distribution and sales strategies.

[Product Strategy]
Our product strategy focuses on boosting the value of our main brands and introducing new products in an effective manner.

After redesigning the packages of 14 products in the Mild Seven family in 2006, we renewed the packages of all nine products in the Caster brand family in December 2007 as part of our effort to boost the value of our main brands. Moreover, we are seeking to raise unit prices by developing and introducing products with high value added, as represented by the D-spec brand family. We aim to expand our market share by pursuing a brand portfolio that suits the excellent value of our brands.

[Distribution Strategy]
We have a powerful, unrivalled domestic distribution network. About 60% of all tobacco sales in Japan go through cigarette vending machines, and JT owns more than 40% of all such machines installed in the country. We will continue to maintain our overwhelming competitive edge in sales through vending machines and step up efforts to increase sales through emerging sales channels such as convenience stores.

[Marketing Strategy]
Our marketing force, the vast size of which eclipses the marketing teams of our competitors, satisfies the multitude and variety of needs of retailers scattered across the country. We will continue to engage in efficient and effective marketing activities in ways linked to our product and distribution strategies, while complying with regulations and rules such as restrictions on tobacco advertising and prevention of youth smoking.

[Improving Productivity and Fulfilling Responsibilities as Market Leader]
Productivity improvement is a critical challenge for any manufacturing company. At JT, we will never cease our efforts to satisfy the increasingly diverse needs of our customers and to respond appropriately to any change in the supply-demand balance.

Moreover, we will continue to fulfill our responsibilities as the leading tobacco company in the Japanese market by endeavoring to achieve a harmonious co-existence between smokers and non-smokers. We will also engage in initiatives to improve smoking manners and strive to secure and create space and opportunity for smoking, for example by helping to provide comfortable smoking areas. Meanwhile, the tobacco industry, including JT, will continue to promote initiatives to prevent youth smoking, including the nationwide introduction of age verifying cigarette vending machines, scheduled for July 2008, in cooperation with local governments and other organizations concerned.

As a Core Source of Profits for the JT Group

We will ensure that the domestic tobacco business continues to serve as the JT Group's core source of profits by overcoming challenges in the domestic market, such as the continuing decline in total tobacco demand and intensifying competition.

International Tobacco Business

385.6 [illegible]
Total sales volume

203.2 billion cigarettes
GFB sales volume

¥2,640.0 billion
Net sales including excise tax

¥270.8 [illegible]
EBITDA

¥205.4 [illegible]
Operating income

Business Performance

FY 2007 Business Performance Summary*

- Total sales volume: 385.6 billion cigarettes, up 60.6%
- GFB sales volume: 203.2 billion cigarettes, up 40.0%
- Net sales including excise tax: ¥2,640.0 billion, up 164.1%
- EBITDA: ¥270.8 billion, up 140.3%
- Operating income: ¥205.4 billion, up 153.3%

* The consolidated accounting period for the international tobacco business is from January 2007 through December 2007.

JTI will further enhance its role as the profit growth engine for the JT Group through top-line growth. In continuing its business integration with Gallaher, JTI seeks to gain both top-line synergy and cost saving synergy. JTI has identified eight brands which comprise the new portfolio of Global Flagship Brands (GFB): Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. JTI will actively explore opportunities for top-line growth based on the strength of the GFB.

In 2007, JTI's total sales volume increased by 145.5 billion cigarettes (up 60.6%) from the previous fiscal year, to 385.6 billion cigarettes. This was due to Winston's sales growth in Russia, Ukraine, Turkey and Spain; Camel's sales growth in Spain, France, Italy and Russia; in addition to the contribution of Gallaher's sales. GFB sales volume totaled 203.2 billion cigarettes. As a result, net sales of the international tobacco business increased by ¥1,640.3 billion from the previous fiscal year (up 164.1%) to ¥2,640.0 billion, and operating income increased by ¥124.3 billion (up 153.3%) to ¥205.4 billion.

Note: The foreign exchange rate in 2007 was ¥117.85 per dollar, compared with ¥116.38 per dollar in the previous fiscal year.

Key Strategies of JTI

- Building outstanding brands
- Enhancing productivity
- Responsible behavior
- Developing people

Continuous improvement is embedded across the organization in addressing these key strategies.

[Building Outstanding Brands]

Brands are the engine of JTI's business as the company continues to focus on product quality and excellence in execution. JTI's objective is clear: offering to consumers brands that deliver greater satisfaction than those offered by its competitors. JTI believes that active investment in brands is essential to making the most of its new brand portfolio and accelerating its top-line growth. JTI plans to start spending an additional 100 million dollars per year on its marketing activities in 2008, mainly in markets derived from the acquisition of Gallaher.

[Enhancing Productivity]

JTI is devoting its efforts to optimizing its cost base and improving business processes. This will ensure that the energy, time and money invested yield the highest possible return.

In continuing its integration of Gallaher, JTI will accelerate efforts to optimize its manufacturing footprint and procurement, integrate distribution and sales organizations, and optimize its entire range of business processes.

By the end of December 2007, JTI had announced around

JT International (JTI), the international tobacco division of JT, enjoys the fastest organic growth among all global tobacco manufacturers. The acquisition of Gallaher in April 2007 has brought JTI significant scale benefits as well as an enhanced portfolio of brands and talent base. The business integration of JTI and Gallaher has proceeded quickly and smoothly without causing any disruptions to JTI's existing business momentum. The new JTI, strengthened by the integration of Gallaher, will continue to actively pursue further opportunities for quality top-line growth.



Pierre de Labouchere
President & CEO, JT International S.A.

1,000 headcount reduction and the closure of four factories: Linz in Austria, Cardiff in Wales, Bucharest in Romania and its Turkish factory.

[Responsible Behavior]

JTI believes that pursuing excellent corporate governance and social responsibility is essential to a successful organization. The company is committed to the highest standards of corporate governance and socially responsible practice in all of its corporate activities.

In December 2007, JTI signed a cooperation agreement with the European Commission (the executive branch of the European Union), and 26 EU member states* in the fight against the illicit trade of tobacco. JTI believes that this agreement will help to establish a more efficient and constructive framework for cooperation between JTI, the EU, and member states in order to combat organized tobacco smuggling and counterfeiting.

* The EU member states that agreed to participate in the cooperative initiative as of December 14, 2007 are as follows:
Austria, Belgium, Bulgaria, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, and Sweden

[Developing People]

In order to successfully take on any future challenges, JTI endeavors to attract and retain the best people. Taking advantage of cultural diversity, a strongpoint in JTI, the company develops people to enable them to take leadership positions in the future, irrespective of their nationalities.

Toward Sustainable Organic Growth

JTI's strong business performance and growth have been supported by key commitments: focusing on the GFB portfolio and enhancing brand equity through continuous quality improvement.

JTI more than tripled its EBITDA over the seven-year period from 2000 to 2007, through organic growth. Furthermore, the company more than doubled its profits in 2007 alone via record high levels of organic growth and the contribution of Gallaher.

JTI will further build on this broadened business base and capitalize fully on the resources acquired via the business integration. At the same time, JTI will continue to make investments in order to achieve sustainable top-line growth and thus act as the profit growth engine for the JT Group. JTI remains committed to the goal of reaching an annual EBITDA growth rate of at least 10% over the coming three years.

Pharmaceutical Business

¥49.1
Net sales

-¥6.3 billion
EBITDA

-¥9.6 billion
Operating income

Business Performance

FY 3/2008 Business Performance Summary

- Net sales: ¥49.1 billion, up 7.9%
- EBITDA: -¥6.3 billion, up ¥1.9 billion
- Operating income: -¥9.6 billion, up ¥1.6 billion

In the pharmaceutical business, we are striving to further improve and strengthen our in-house R&D capabilities. Although we abandoned the development of anti-diabetes compound JTT-551, the development of anti-obesity compound JTT-553, anti-diabetes compound JTT-651, anti-Hepatitis C compound JTK-652, JTS-653 — a compound for pain relief and treatment of overactive bladder, and anti-diabetes compound JTT-654 have advanced to the clinical trial stage, bringing the number of compounds developed in-house that are under clinical development to 11.

Moreover, we are exploring strategic opportunities to conclude licensing agreements to acquire rights to drugs developed by other companies, or give others rights to our drugs. In September 2007, we concluded a licensing agreement with Keryx Biopharmaceuticals Inc. under which JT and Torii Pharmaceutical Co., a subsidiary of JT, have acquired the exclusive rights to develop and commercialize Keryx's hyperphosphatemia drug in Japan, which is currently in phase II clinical study in the United States.

Regarding the business performance of Torii Pharmaceutical, the company suffered declines in sales of its mainstay products, the Futhan protease inhibitor and the Stronger Neo-Minophagen C agent for treatment of liver and allergic diseases. On the other hand, sales grew for Antebate, a topical adrenocortical hormone, and Truvada, an anti-HIV drug, leading to an increase in Torii Pharmaceutical's overall sales.

Consequently, sales of JT's pharmaceutical business increased by ¥3.6 billion from the previous year (up 7.9%) to ¥49.1 billion, as the decrease in royalty revenue from the Viracept drug was more than offset by the milestone revenue related to the progress made in the development of anti-dyslipidemia agent JTT-705, licensed to Roche Group in October 2004, and an increase in Torii Pharmaceutical's sales. Operating loss decreased to ¥9.6 billion from the previous year's ¥11.2 billion, despite an increase in R&D expenses, including a down payment made for Keryx's hyperphosphatemia drug.

Strategy and Specific Measures

- To steadily advance the development of compounds and expand and enhance the R&D pipeline
- To explore for strategic opportunities for licensing agreements

[Steady Advance of Drug Development and Expansion/Enhancement of R&D Pipeline]

In the pharmaceutical business, JT will maintain its strategy of further expanding and enhancing its R&D pipeline by promoting drug discovery research and advancing the development of compounds currently in the pipeline.

JT aims to develop the pharmaceutical business into one of the pillars of its diversified operations in the future. To this end, we have been striving to establish a solid business foundation by building world-class, unique R&D capabilities and increasing our market presence through the development of innovative drugs.



Noriaki Okubo
President, Pharmaceutical Business

While making use of our accumulated knowledge, we have narrowed our R&D focus, allocating our resources mainly to areas such as (1) glucose and lipid metabolism, (2) virus research, (3) immune disorders and inflammation and (4) bone metabolism.

[Quest for Strategic Opportunities for Licensing Agreements]
In the face of intensifying global R&D competition, it is becoming increasingly important to speed up R&D activity and bring new products to market quickly. Therefore, JT is exploring strategic opportunities for licensing agreements to acquire rights to drugs developed by other companies (in-licensing) or give others rights to its own drugs (out-licensing) so that we can rapidly increase the value of the business.

As for out-licensing, we concluded licensing agreements with Roche Group with regard to anti-dyslipidemia agent JTT-705 and with Gilead Sciences of the United States with regard to anti-HIV agent JTK-303 in fiscal 2004. In fiscal 2006, we licensed a new pre-clinical trial stage compound to GlaxoSmithKline and licensed a pre-clinical trial stage antibody drug candidate to MedImmune. We have sped up the development of our drugs by tapping external R&D resources through these out-licensing deals.

Regarding in-licensing, meanwhile, we concluded a licensing agreement in fiscal 2003 to acquire rights to commercialize three anti-HIV drugs developed by Gilead Sciences in Japan. These drugs are now sold by Torii Pharmaceutical. Moreover, in fiscal 2004 the JT-Torii group agreed with Toray Industries, Inc. to jointly develop Toray's antipruritic agent, TRK-820, for treatment of severe uremic pruritus in hemodialysis patients. The three companies agreed on the joint development and sales of the same drug for treatment of severe uremic pruritus in hepatic disease patients in fiscal 2006. In fiscal 2007, the JT-Torii group signed a licensing agreement with Keryx Biopharmaceuticals of the United States under which we have acquired the exclusive rights to develop and commercialize Keryx's hyperphosphatemia drug in Japan.

Pursuit of Innovative Drugs

We are engaged in an unceasing quest to develop innovative and globally competitive drugs, which we regard as the most critical mission for our pharmaceutical business. The development of new drugs is a tough challenge, which we are tackling with a sense of pride and high motivation. We are endeavoring to make the kind of achievements that we alone can realize and make available drugs that we alone can offer, so that we may deserve the respect and appreciation of patients and medical staff around the world.

Foods Business

¥336.4 billion
Net sales

¥8.4 billion
EBITDA

¥0.7 billion
Operating income

Business Performance

FY 3/2008 Business Performance Summary

- Net sales: ¥336.4 billion, up 17.4%
- EBITDA: ¥8.4 billion, down 30.5%
- Operating income: ¥0.7 billion, down 90.1%

We have positioned the foods business as a pillar of our diversified operations, devoting efforts to three areas-beverages, processed foods and seasonings. We take seriously the food-poisoning cases involving frozen foods products contaminated with pesticide that came to light in January 2008. Based on our renewed recognition of the importance of food safety, we have been striving to establish a safety control system of the highest standard. We have also been endeavoring to consolidate our business foundation as an integrated foods manufacturer. In the beverage sector, we have steadily expanded our vending machine sales channels, mainly through Japan Beverage Inc., a JT Group company, and actively launched new products developed for the purpose of achieving differentiation from competitors, focusing mainly on the flagship Roots brand. In the processed foods sector, sales of frozen food products slumped after February due to the impact of the pesticide contamination cases. We will strive to regain the trust of our customers by steadily and promptly implementing measures to significantly enhance our safety control system. In addition, we will steadily proceed with the integration of the Katokichi Group, which we turned into a subsidiary on January 8, 2008. In the seasonings sector, we have been strengthening our business foundation by focusing on the development of natural seasonings such as high-value yeast products, based on our in-house technology, and expanding sales of such products. To sum up the financial results of the foods business, net sales increased by ¥49.9 billion, or 17.4%, from the previous year to ¥336.4 billion, with the contribution of the Katokichi Group and other factors offsetting a decline in sales of processed food products. However, operating income decreased by ¥6.0 billion, or 90.1%, to ¥0.7 billion, due to factors such as an increase in raw materials costs and the cost of goodwill amortization related to the acquisition of the Katokichi Group.

Strategy and Specific Measures

Aiming to establish a global competitive advantage as an integrated foods manufacturer, we will endeavor to:

- establish a competitive advantage.
- gain synergy effects as an integrated foods manufacturer.

Beverages Business In the beverages business, we will further develop the core Roots brand in order to achieve sustainable growth. Moreover, we will promote the development and market launch of new products, focusing on achieving differentiation from rival products and high quality using our original technologies. We will also steadily expand our vending machine sales channels, mainly through Japan Beverage Inc., a JT Group company.

Processed Foods Business and Seasonings Business We plan to put all of our operations related to processed foods - including frozen foods - and seasonings products, as well as JT subsidiaries such as JT Foods Co., under the control of Katokichi. Through realignment of the foods business, Katokichi will aim to establish itself as a unique processed foods manufacturer with a leading position in the frozen foods market and with superior expertise in seasonings.

Direction of Future Enhancement of Food Safety Control

We would like to offer our sincere apologies not only to people who suffered health problems after consuming certain frozen foods products sold by the JT Group, but also to our customers who have cooperated with our nationwide product recall, to business

We have positioned the foods business as a pillar of our diversified operations, devoting efforts to three areas: beverages, processed foods and seasonings. We will strive to establish a safety control system of the highest standard, through improving our in-house inspection system and utilizing the knowledge and skills of outside experts, among other measures, and consolidate our foundation as an integrated foods manufacturer. We will also proceed steadily with the integration of the Katokichi Group and seek to expand the size of our foods business and enhance its profit-generating capability.



Sadao Furuya
President, Food Business

partners and consumers throughout Japan. Taking the incident very seriously, we will implement drastic measures to ensure the safety of our foods and maintain customers' trust in this safety.

Enhancement of the System for Checking All Processes from Manufacturing to Delivery

- We will introduce stricter criteria for selecting partner manufacturing plants in and outside Japan and make sure to consign food production only to plants that meet the new criteria. In addition, we will make more active use of JT Group plants in cooperation with Katokichi, whose operations we are in the process of integrating.
- We will subject all domestic and foreign manufacturing plants, including partner plants, to spot audits as well as biannual periodic audits, and promote the acquisition of ISO22000 certification, an international standard for food safety management.
- We will appoint officers in charge of quality control in China and have them inspect manufacturing operations. In addition, we will properly examine the manufacturing processes from the production of raw materials onward, inspecting the cultivation conditions for agricultural products and the management of agrochemicals, testing the soil and water quality and checking for agrochemical residues.
- Regarding frozen food products, we will check for residues of organic phosphorous agrochemicals, with imports from China in particular being double-checked, both in China and Japan.
- In Japan, we opened an in-house inspection center in Sashima-gun, Ibaraki Prefecture, in late April. We will also establish an inspection center in China in order to enable self-checks for chemical substances and other items.
- We will gradually expand the scope of check items from organic phosphorous agrochemicals to agrochemicals in general, antibiotics and heavy metals.

Enhancement of Response to Customers' Complaints and Inquiries

- We will respond to inquiries from customers all year round and, when contacted by people concerned about health problems related to the consumption of JT food products, take appropriate measures such as inquiring about their health condition or visiting them at their homes, and cooperating closely with our business partners, administrative authorities and medical institutions to gather accurate information.
- If any quality problems regarding JT products are found, we will conduct analysis and investigation from every possible angle and with every conceivable possibility in mind and promptly take appropriate measures, such as withdrawing the products in question from the market.
- On our website, we have started disclosing information concerning the manufacturing plants for frozen food products for retail sale and the production location of major raw materials. We will also start to indicate such information on product packaging as soon as we are ready.
- In order to enhance our safety control systems with expert knowledge and from various viewpoints, we have invited third-party experts to serve as our advisers and provide assessment and advice on a regular basis regarding the systems.

In the future, we will strive to provide delicious foods that people can consume safely. Based on our renewed recognition of the principle that safety is the top priority for food products, we will strengthen our R&D and product development capabilities, along with our sanitary control and quality control systems, in order to keep our product quality at an appropriate level. As part of these efforts, we will devote ourselves to ensuring the procurement of high-quality raw materials, enhancing the traceability of our products, developing technologies essential for maintaining product quality and strengthening our internal control systems.



History of JT, Business Environment for JT



History of JT

JT is a joint stock corporation that was incorporated in April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when the government formed a monopoly bureau to operate the exclusive sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, which was assigned the role of the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

The growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of several factors, including demographic trends, health concerns, price increases and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had already commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS also faced a number of constraints due to its status as a public corporation. For example, the corporation's operating budget and capital investment plans were subject to approval

Date	Major events and incidents
April 1985	Japan Tobacco Inc. established.
	(Japanese tobacco market opened to foreign tobacco manufacturers.)
	The Business Development Division established to promote new businesses.
	The Business Development Division is later reorganized into operational divisions engaged in the foods and pharmaceuticals businesses, finishing in July 1990.
March 1986	Fukuoka and Tosu factories closed and Kita Kyushu factory built to modernize and rationalize tobacco production.
	Nine more tobacco factories closed by June 1996 to further rationalize production.
April 1987	Import tariffs on imported cigarettes abolished.
October 1988	"JT" communication name introduced.
July 1991	Head office temporarily relocated from Minato-ku to Shinagawa-ku during construction of new head office building.
September 1993	The Central Pharmaceutical Research Institute established to enhance in-house research capabilities.
October 1994	Government releases first tranche of outstanding JT shares for initial public offering (394,276 shares offered at 1,438,000 yen apiece).
	JT stock listed on the first sections of stock exchanges in Tokyo, Osaka and Nagoya.
November 1994	JT stock listed on stock exchanges in Kyoto, Hiroshima, Fukuoka, Niigata and Sapporo.
May 1995	Head office moved back to Minato-ku from Shinagawa-ku following completion of new head office building.
June 1996	Government releases second tranche of outstanding JT shares (272,390 shares offered at 815,000 yen apiece).
April 1997	JT ends its salt monopoly business in line with abolition of the salt monopoly system.
	The Tobacco Mutual Aid Pension scheme integrated into the Employees' Pension scheme.
April 1998	JT signs an agreement with Unimat Corporation on a tie-up regarding soft drink business.
	JT later acquires a majority stake in Unimat.

by the Japanese Diet each fiscal year, a requirement that made long-term management planning difficult. In addition, JTS was required to purchase all domestically grown leaf tobacco, which was generally produced in excessive quantities, at significantly higher prices than those of foreign-grown leaf tobacco. Moreover, JTS was barred from entering other business areas. It became obvious that if the domestic tobacco market was to be opened, the corporation would need a greater degree of management independence in order to compete with foreign tobacco companies. At the same time, in the context of the administrative reform initiative in Japan, there was increased public interest in the privatization of public corporations. Accordingly, a 1982 government report recommended that JTS be privatized, leading to the enactment of the JT Law in 1984, and the establishment of JT as a privatized company in April 1985 and our acquisition of the business and assets of JTS.

The chronology of the main events and incidents relating to our company since its privatization is as follows:

Date	Major events and incidents
December 1998	JT acquires a majority stake in Torii Pharmaceutical Co., Ltd. through a tender offer.
May 1999	JT acquires the non-U.S. tobacco business of RJR Nabisco Inc.
July 1999	JT acquires the foods business of Asahi Kasei Corporation, including Asahi Foods and seven other subsidiaries.
October 1999	Under a business tie-up between JT and Torii Pharmaceutical Co., Ltd., the two companies' R&D operations related to medical pharmaceuticals are concentrated at JT, while their promotion operations are combined at Torii Pharmaceutical.
March 2003	Sendai, Nagoya and Hashimoto factories closed as a rationalization measure to ensure long-term profitability for the domestic tobacco business.
October 2003	JT repurchases 45,800 own shares to increase its management options.
March 2004	Hiroshima, Fuchu, Matsuyama and Naha factories closed as a rationalization measure to ensure long-term profitability for the domestic tobacco business.
June 2004	Government releases third tranche of outstanding JT shares (289,334 shares offered at 843,000 yen apiece), reducing its stake in JT to the minimum level allowed under law.
November 2004 ~ March 2005	JT repurchases 38,184 own shares to increase its management options.
March 2005	Ueda, Hakodate, Takasaki, Takamatsu, Tokushima, Usuki, Kagoshima and Miyakonojo factories closed as a rationalization measure to ensure long-term profitability for the domestic tobacco business.
April 2005	JT terminates a licensing contract under which it had exclusive rights to produce and sell Marlboro brand products in Japan and use the Marlboro trademark in the country.
April 2006	JT implements a five-for-one stock split in order to expand the investor base, effective April 1, 2006.
April 2007	JT acquires all outstanding shares of Gallaher Group Plc.
January 2008	JT acquires a majority stake in Katokichi Co., Ltd. through a tender offer.
July 2008	JT concentrates its processed foods operations, including frozen foods operations and seasonings operations, at Katokichi.

The JT Group has long been committed to many of the FCTC's provisions, including the prevention of youth smoking and the elimination of illicit trade, and engaged in active efforts to address those issues on a voluntary basis. Meanwhile, JT believes that tobacco should be regulated by individual countries in light of their own circumstances, such as the state of legislation and cultural and social conditions.


taspo

Major Elements of Regulation on Global Tobacco Business

WHO: Framework Convention on Tobacco Control

The May 1999 World Health Assembly of the WHO adopted a resolution calling to start work toward the adoption of the Framework Convention on Tobacco Control (FCTC). Following six rounds of intergovernmental negotiations, the FCTC was adopted in May 2003 and came into force on February 27, 2005, 90 days after its ratification by 40 signatory nations. As of May 31, 2008, a total of 156 countries (including the EU) were party to the FCTC. Japan signed the FCTC on March 9, 2004 and accepted it on June 8, 2004. The FCTC contains a number of provisions, some of which are legally binding for the signatory nations, while others allow for discretion by each nation with regard to interpretation and implementation.

Key provisions of the FCTC include:

— Price and tax measures (implementation of tax policies and price policies and imposition of restrictions on duty-free sales, etc. as appropriate, without prejudice to the sovereign right of signatory nations to determine and establish their tax policies)

— Packaging and labeling (adoption of effective measures to ensure (1) that tobacco product packaging and labeling do not promote tobacco products by using terms that could create an erroneous impression, for example, that a particular tobacco product is less harmful than others; and (2) that health warnings on tobacco packaging cover not less than 30% of the principal display area)

— Advertising (introduction of a comprehensive ban on tobacco advertising, sales promotion and sponsorship, or imposition of appropriate restrictions if a country is not in a position to implement a comprehensive ban because of its constitution or constitutional principles)

— Sales to minors (adoption and implementation of effective measures to ban sales of tobacco products to minors)

— Support for alternative activities (promotion of alternative activities for tobacco workers, growers and sellers as appropriate)

The first session of the Conference of the Parties to the WHO Framework Convention on Tobacco Control was held in February 2006 following the convention's entry into force. At this conference, discussions were held on matters such as the procedural rules for subsequent conferences, reports to be presented at the next conference and the development of draft guidelines and draft protocols. In June 2007, the second session of the convention was held. This time, guidelines for the implementation of Article 8 (protection from exposure to tobacco smoke) were adopted. In addition, resolutions were adopted with regard to establishing an intergovernmental negotiating body for the purpose of developing a protocol on Article 15 (illicit trade in tobacco products) and with regard to the timetable for developing guidelines concerning other major provisions.

The JT Group has long been committed to many of the FCTC's provisions, including the prevention of youth smoking and the elimination of illicit trade, and engaged in active efforts to address those issues on a voluntary basis. Meanwhile, JT believes that tobacco should be regulated by individual countries in light of their own circumstances, such as the state of legislation and cultural and social conditions. The JT Group is ready to have dialogue with the governments of individual signatory nations of

the FCTC as necessary, in order to ensure that they take appropriate and reasonable measures suited to their own circumstances when they implement the provisions of the convention.

International Tobacco Product Marketing Standards

In September 2001, JT and several other tobacco companies reached an agreement on International Tobacco Product Marketing Standards. These standards set principles for responsible tobacco product marketing worldwide. They represent a minimum set of standards for ensuring that brand marketing is never aimed at youth, but exclusively at adults who choose to smoke based on their recognition of the health risks associated with smoking. Marketing activities in Japan are duly subject to these standards.

The key provisions of the international standards include:

- — Unified definitions of key words such as "advertisement/advertising," "promotional event" and "sponsorship."
- — Tough guidelines applicable to advertising of tobacco products:
  - Print advertising is to be limited to publications with at least 75% adult readership.
  - Billboard advertising must not exceed 35 square meters in size.
  - Ads on TV, radio and the Internet are prohibited unless and until 100% adult verification is achieved.
  - Ads cannot run in cinemas unless there is a reasonable basis to believe that at least 75% of the audience is adult.
  - Ads cannot feature celebrities, show individuals that appear younger than 25, or suggest that smoking enhances athletic, professional, personal or sexual success.
- — Indication of health warnings in ads and other media:
  - Health warnings must appear in almost all advertising, promotional and merchandising materials, except in rare instances such as point-of-sale materials smaller than 250 square centimeters.
- — Restrictions on sponsorship:
  - For events or activities that bear a tobacco product brand name, all participants who compete or otherwise take an active part must be adults.
  - From December 1, 2006, attendance at an event or activity sponsored for the purpose of tobacco product brand promotion must be comprised of at least 75% adults, and these events can only generate incidental coverage in electronic media.
- — All promotional activities are to be limited to verified adult smokers.

Prevention of Youth Smoking

The prevention of youth smoking is an issue to be addressed by society at large. From the viewpoint of fulfilling its corporate social responsibility, the JT Group has been conducting business operations in an appropriate manner and working with governments and other relevant organizations to take various steps toward dealing with this issue in the countries in which it operates, in accordance with voluntary standards and the International Marketing Standards as well as relevant local laws and regulations.

For detailed information on JT's efforts to prevent youth smoking, please refer to the following websites.

http://www.jti.co.jp/sstyle/think/underage/index.html
(for efforts in Japan)

http://www.jti.com/cr/positions/cr_positions_youth_smoking
(for efforts overseas)

Agreement with EU and EU Member States to Combat Cigarette Smuggling and Counterfeiting

On December 14, 2007, JT International S.A. and JT International Holding B.V., both of which are consolidated subsidiaries of JT, signed an agreement with the European Commission, the executive branch of the European Union (EU), and twenty-six member states of the EU on cooperation in combating cigarette smuggling and counterfeiting. We believe that this agreement, which builds upon initiatives implemented by the JT Group over the past years, will help to jointly establish an efficient and constructive framework for combating cigarette smuggling and counterfeiting with the EU and EU member states, and protect the brand value of our products against the threat of such illegal activities.

The agreement calls for the JT Group to pay US$50 million in each of the five years from signing and US$15 million in each of the following 10 years to support anti-smuggling and anti-counterfeiting initiatives for the European territory.

Major Elements of Regulation of Tobacco Business in Japan

The Japan Tobacco, Inc. Law

JT was established under the Japan Tobacco, Inc. Law ("the JT Law") for the purpose of developing businesses related to the manufacture, sale, and importation of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the shares that the government acquired by voluntary conveyance upon JT's establishment, as

adjusted for any subsequent stock split or consolidation of shares (the number of such shares following the share split carried out on April 1, 2006 is 5 million shares), and that even if JT issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also states that the flotation of new shares, options to subscribe for new shares, or in the case of a share-for-share exchange, issuance of new shares, issuance of options for new shares, or issuance of bonds with options or warrants to subscribe for new shares, requires the approval of the Minister of Finance.

The JT Law grants JT the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and importation of tobacco products and tobacco-related businesses. JT must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to JT's Articles of Incorporation, appropriations of capital surplus (except disposal of losses), and any merger, corporate split, or dissolution of JT. Within three months after the close of each business year, JT must issue its balance sheets, statements of income or loss, and business report to the Minister of Finance.

The Tobacco Business Law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. JT is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. JT is also required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard JT respects the opinion of the Leaf Tobacco Deliberative Council.*

As the sole manufacturer of tobacco products in Japan as established by law, JT must obtain the approval of the Minister of Finance on the maximum wholesale price of each class of tobacco released to the market. Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products are required to obtain approval from the Minister of Finance. In addition, list prices for JT's tobacco products and imported tobacco products must be approved by the Minister of Finance, although in general, manufacturers' list prices are approved unless the Minister of Finance deems them unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

* The Leaf Tobacco Deliberative Council is a council which confers on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by JT representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

Health Warnings, etc.

In Japan, the packages of tobacco products are required under Article 39 of the Tobacco Business Law to indicate "statements that urge caution over the relationship between the consumption of tobacco products and health" (health warnings) as specified in Article 36 of the Ordinance for Enforcement of the Tobacco Business Law. Details concerning the health warnings are specified by the Ordinance for Enforcement of the Tobacco Business Law. The ordinance requires the indication of warning labels regarding risks related to eight items. Four of the eight are diseases associated with direct smoking (lung cancer, heart attack, stroke and emphysema), while the other four are smoking by pregnant women, passive smoking, addiction to smoking and youth smoking. Each tobacco product package must indicate, on its main surface, a warning regarding at least one of the four items associated with direct smoking and at least one of the other four items. The ordinance stipulates (1) that these warnings must be rotated throughout the year in ways to ensure that they receive equal exposure on each product item and each type of package and (2) that the display area must occupy 30% or more of the main surface of the package. In addition, the ordinance stipulates that when terms like "mild" and "light" are used on the package, they must be accompanied by a warning that prevents consumers from misunderstanding the relationship between the consumption of tobacco and health. JT ensures appropriate indications of the required health warnings with regard to all products intended for shipment in the Japanese market, as prescribed by the relevant laws and regulations. Meanwhile, JT plans to continue using such terms as "mild" and "light" in the Japanese market in ways that maintain compliance with the provisions of the laws and regulations.

Guideline on Tobacco Advertising

In line with the purpose of a guideline for advertising of tobacco products promulgated by the Japanese Minister of Finance under Article 40 of the Tobacco Business Law, the Tobacco Institute of Japan (TIOJ)** has established voluntary standards. All TIOJ mem-

ber companies, including JT, comply with these standards. The guideline stipulates that outdoor advertising of tobacco products (posters, billboards, etc.) must not be displayed except where tobacco products are sold and in designated smoking areas. It also stipulates that special care must be taken to ensure the use of appropriate advertising methods in daily newspapers (excluding sports tabloids, evening newspapers and the like) and specifies matters concerning the indication and content of the health warnings that accompany tobacco advertising. In accordance with the TIOJ's voluntary standards based on the guideline, the TIOJ member companies, including JT, have been implementing necessary measures, such as banning outdoor billboard advertising and brand-specific advertising on public transportation, limiting the volume of advertising in newspapers, and limiting the scope of news sections in which ads may appear.

* Tobacco Institute of Japan: The TIOJ is a public interest corporation established for the purpose of contributing to the promotion of a fair and objective social understanding of tobacco through collecting and disseminating information regarding tobacco and supporting the sound development of Japan's tobacco industry and the national economy as a whole, by engaging in various activities in a manner suited to the social environment for tobacco consumption.

The TIOJ was established in 1987 as a voluntary organization based on the Association of Tobacco Manufacturers, which was established in 1985, and reorganized as an incorporated body in 1990.

Prevention of Youth Smoking

Age verifying cigarette vending machines

In November 2001, the Tobacco Institute of Japan (TIOJ), the Japan Tobacconist Federation and the Japan Vending Machine Manufacturers Association announced a plan to co-develop an age verifying cigarette vending machine, aiming to achieve nationwide introduction in 2008. The adult identification function is supposed to prevent minors from purchasing cigarettes from vending machines, as it only allows cigarettes to be dispensed when the customer is identified as an adult as a result of IC card scanning. Based on the results of the first-stage trial use program in Yokaichiba City, Chiba Prefecture, and the second trial use program in Tanegashima island, Kagoshima Prefecture, machines equipped with the adult identification function were introduced in Kagoshima and Miyazaki Prefectures on a pilot basis on March 1, 2008. Such machines are scheduled to be introduced in Hokkaido Prefecture and 20 prefectures in the Tohoku, Kyushu and Shikoku regions in May, in 15 prefectures in the Kansai, Chubu and Hokuriku regions in June, and in eight prefectures in the Kanto region and Okinawa Prefecture in July, thus achieving a nationwide introduction. We are actively involved in efforts to ensure the smooth introduction and operation of such machines, as we respect the purpose of the cooperative initiative to prevent youth smoking.

Tobacco-Related Litigation

Litigation Related to Health Risks Associated with Smoking

JT and its subsidiaries are defendants in lawsuits filed by plaintiffs seeking damages for harm allegedly caused by smoking, the marketing of tobacco products, or exposure to smoke. To date, JT and its subsidiaries have never lost a case or paid any money to settle a case out of court.

In Japan, JT is currently involved in the two lawsuits described below related to smoking and health.

In one case, three smokers who alleged that they developed diseases as a result of smoking filed a lawsuit on January 19, 2005 with the Yokohama District Court against JT, the Government of Japan, et al., asking for a total of ¥30 million in compensation for damages and a strengthening of the wording of health warnings indicated on tobacco products, etc. The first hearing in this case took place on April 20, 2005, and the case is still pending in the district court.

In the other case, a taxi driver who alleged that he had developed laryngeal cancer and has suffered from aggravation of arteriosclerosis as a result of passive smoking in his car filed a lawsuit with the Tokyo District Court on February 25, 2008, asking for ¥10 million in compensation for damages and the suspension of the production and sale of tobacco products. The first hearing in this case took place on May 19, 2008, and the case is still pending in the district court.

Among the lawsuits filed overseas in relation to smoking and health in which JT subsidiaries are defendants are damage suits filed by individuals or classes of individuals and medical expense recovery suits filed by governments and insurers. As of the end of May 2008, there were a total of 18 such lawsuits pending in which JT subsidiaries are named as defendants or for which JT or subsidiary may owe certain indemnity obligations pursuant to the relevant contracts, including the agreement for JT's acquisition of RJR Nabisco Inc.'s overseas (non-U.S.) tobacco operations.

These lawsuits include health care cost recovery actions brought by the provinces of British Columbia and New Brunswick against major cigarette companies - including RJ.Reynolds Tobacco Co. ("RJR") and the Canadian subsidiary of JT, JTI-Macdonald Corp. ("JTI-Macdonald") - and two class actions in Quebec brought against major Canadian cigarette companies, including JTI-Macdonald.

The British Columbia action has been brought under a provincial statute entitled the "Tobacco Damages and Health Care Costs Recovery Act", which was enacted exclusively for the purpose of this action. Several defendants challenged the statute's constitutionality. This challenge was ultimately rejected by the

Supreme Court of Canada in September 2005. In March 2008, the province of New Brunswick filed a similar action under its own Tobacco Damages and Health Care Costs Recovery Act. For the time being, these actions remain in pre-trial proceedings with no decision made yet as to JTI-Macdonald's or RJR's liability.

In Quebec, a first-instance court authorized the two class actions to proceed in February 2005. The claims were filed in September 2005, and the actions remain in pre-trial proceedings with no decision made yet as to JTI-Macdonald's liability.

JT believes that it is possible that other similar smoking and health-related lawsuits will be filed in the future.

JT is unable to predict the outcome of currently pending or future lawsuits. However, if one or more actions result in a decision unfavorable to JT or its subsidiaries, its business could be materially affected by, for example, the payment of monetary compensation. Moreover, regardless of the results of individual lawsuits, critical media coverage of such lawsuits may reduce social tolerance of smoking, increase interest in the relationship between smoking and health, strengthen public regulations concerning smoking and prompt the filing of a number of similar lawsuits against JT or its subsidiaries, forcing JT or its subsidiaries to bear litigation costs and materially affecting JT's business performance.

Other Tobacco-Related Litigation

Various kinds of smuggling and counterfeiting of tobacco products have posed a major challenge to the tobacco industry as a whole. JT and its subsidiaries are involved in certain proceedings overseas relating to the alleged smuggling of tobacco products. In addition, apart from the alleged smuggling of tobacco products, JT subsidiaries are also involved in certain proceedings, including those relating to tax assessment and possible violation of competition law.

In January 2002, the European Commission (the "EC") - the executive branch of the European Union (the "EU") - and 10 EU member states filed a lawsuit in the United States against JT and its subsidiaries, alleging that JT and its subsidiaries had damaged economic interests by causing a loss of tax revenue and in other ways. While JT or its subsidiaries were never served with process, this lawsuit was withdrawn after JT International S.A. and JT International Holding B.V. agreed with the EC and member states of the EU to cooperate in combating cigarette smuggling and counterfeiting and, at the same time, to refrain from bringing civil suits against each other regarding the matters preceding this agreement.

In August 2003, the Canadian federal government filed a civil action in the Canadian province of Ontario against RJR and its subsidiaries, as well as JT and its subsidiaries, including JTI-Macdonald, which was acquired by JT when it took over the former non-U.S. tobacco operations of RJR Nabisco Inc. in 1999. The suit mainly claims as damages taxes allegedly lost by the Canadian Government and the province of Ontario and Quebec because of the smuggling of tobacco products into Canada in the 1990s.

In August 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue requiring an immediate payment of approximately 1.36 billion Canadian dollars (approximately ¥114.6 billion at the exchange rate effective at the time), claiming that JTI-Macdonald had allegedly contributed to tobacco smuggling from 1990 to 1998. This amount corresponded to the alleged loss of tobacco taxes plus penalties and interest.

JTI-Macdonald's failure to make the payment could have prompted the Quebec Ministry of Revenue to confiscate the company's business assets, making it difficult for the company to continue its normal business operations. Therefore, in order to continue its operations, JTI Macdonald filed an application with the Ontario Superior Court of Justice for protection under the Companies' Creditors Arrangement Act ("CCAA")*, and the application was granted. JTI-Macdonald has since been continuing its business under CCAA protection, which is due to remain in effect at least through July 2, 2009.

The filing for CCAA protection is in no way an admission that JTI-Macdonald contributed to smuggling as alleged by the Quebec Ministry of Revenue. JTI-Macdonald intends to challenge the tax notice issued by the Quebec Ministry of Revenue through all appropriate means.

At the invitation of the court presiding over the CCAA proceedings, six other provinces have filed claims similar to Quebec's, seeking taxes, interest, and penalties. No procedure has yet been established for adjudicating these claims.

Meanwhile, JT believes that if JTI-Macdonald incurs financial damage or bears costs associated with these cases, it will be entitled to seek indemnification from RJR Nabisco Inc. or its successors, based on the contract entered into among JT, RJR Nabisco Inc. and RJR at the time of JT's acquisition of JTI-Macdonald in 1999.

* Companies' Creditors Arrangement Act (CCAA): Companies doing business in Canada are eligible to seek protection under the CCAA if they encounter a financial situation that creates noticeable difficulties in their business operations. The CCAA is intended to enable these companies to continue their operations while restructuring. Many Canadian companies have undergone restructuring processes under the CCAA. Unlike bankruptcy proceedings, CCAA proceedings are not undertaken for liquidation. The fundamental characteristics of the CCAA are as follows:

- The company continues to manage and control its business and property
- The CCAA is a very flexible law that can be tailored to fit the circumstances of each case.
- The company may seek to restructure its businesses or deal with contingent and other claims under court protection with the assistance of a court-appointed monitor;

- All lawsuits against the companies and other procedures are stayed, and companies are able to continue their businesses and carry out their restructuring
- After the claims against the company are determined, the company may put a Plan of Arrangement before some or all of its creditors;
- If creditors have agreed to the aforementioned plan and the court approves it, it will be binding on the company and all affected creditors.

In May 2007, after a preliminary hearing on various charges arising from the alleged smuggling of tobacco products into Canada from 1991 to 1996, a preliminary inquiry judge in an Ontario court committed JTI-Macdonald and one former employee to stand trial. The judge at the same time dismissed the charges against another six former and current employees involved in the preliminary hearing. This latter ruling was reversed in February 2008 by the judge hearing the review application and returned to the preliminary inquiry judge for reconsideration. A hearing on reconsideration was held in May 2008, and at the time of this writing judgment is reserved. These rulings determined neither the guilt nor innocence of the defendants, which is to be determined at trial.

In July 2004, ZAO JTI Marketing & Sales ("M&S Corp."), a Russian subsidiary of JT that oversees distribution-related business in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately ¥8.8 billion at the exchange rate effective at the time) as VAT, etc. for the period of January to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. Believing that the assessment by the Moscow tax authorities is based upon a misinterpretation of general business practices, M&S Corp. filed a lawsuit seeking to invalidate the assessment. Although lower courts dismissed M&S Corp.'s argument, the Russian Federation Higher Arbitration Court reversed the lower courts' judgments and remanded the case to the court of first instance in April 2006. In October 2007, the court of first instance rendered judgment upholding M&S Corp.'s argument and invalidated the tax assessment, and both the Court of Appeals and the Court of Cassation dismissed the appeal by the tax authorities and upheld M&S Corp.'s argument in February and May 2008, respectively. The tax authorities may file a petition for appeal to the Russian Federation Higher Arbitration Court.

In April 2008, Gallaher Limited ("Gallaher"), JT's subsidiary in the United Kingdom, received a statement of objections from the Office of Fair Trading (OFT), the U.K. competition authority. This statement of objections addresses the possibility of anti-competitive behavior with respect to retail prices for tobacco products in the U.K. market prior to JT's acquisition of Gallaher. In August 2003, the OFT notified Gallaher of an inquiry into vertical agreements between manufacturers and retailers in the U.K. cigarette, tobacco and tobacco-related markets. Since then, Gallaher has been fully cooperating with the OFT regarding the inquiry. The JT Group is reviewing the statement of objections, and will be responding to the OFT as required.

The JT Group believes that it has valid defenses and claims in the pending cases mentioned above. However, the possibility cannot be ruled out that JT's performance, cash flows or financial condition could be materially affected by the ultimate outcome of certain pending litigation matters, among other factors. There also remains a possibility that other similar lawsuits could be filed in the future.

Major Risks of Businesses

The major risks to which the JT Group's businesses are exposed and factors that may materially affect investors' judgment, are described below. This section contains forward-looking statements based on judgments made as of the end of the fiscal year ended in March 2008. Future potential risks include, but are not limited to, the risks listed below.

Risks Relating to the JT Group's Businesses, Earnings Structure and Management Policies

- Any negative impact on our domestic and international tobacco businesses, both of which are major contributors to the JT Group's sales and operating income, may adversely affect the group's overall business performance.
- Although the JT Group plans to invest in our pharmaceutical and food businesses, as it expects them to contribute to its business performance in the future, such investment may not generate the anticipated benefits.
- The JT Group may acquire, invest in, form alliances or build cooperative business frameworks with other companies, as it expects such measures to contribute to its future business performance. However, its future business performance may be negatively affected if results fall short of its expectations.
- On The JT Group's consolidated balance sheet, there is a large amount of goodwill related to the past acquisitions. We consider the goodwill to appropriately reflect profits which could be earned from the business values and synergy effects of those acquisitions. However, if those acquisitions fail to generate the anticipated benefits due to factors such as changes in the business environment or the competitive situation, we may be obliged to post an impairment loss, which may adversely affect the group's overall business performance.

- The JT Group's overseas operations may be negatively affected by exchange rate fluctuations, changes in laws and regulations, political unrest, uncertainty over economic developments, local labor-management relations, tax and tariff revisions, differences in business practices, etc.
- JT's consolidated financial statements may be affected by fluctuations in the exchange rates of the foreign currencies used by overseas subsidiaries for calculating their financial statements relative to the Japanese yen. There is also a risk that, if an overseas affiliate whose shares JT acquired by making payment in a foreign currency is liquidated or sold or if the value of such a subsidiary is significantly reduced, the gains/losses on investment in the affiliate recorded in JT's consolidated financial statements may be affected by fluctuations in the exchange rate between the foreign currency and the Japanese yen.
- Although JT partially hedges its exposure to foreign exchange risks related to transactions conducted in foreign currencies, the possibility cannot be ruled out that the JT Group's business performance will be negatively affected by exchange rate fluctuations.

Risks Relating to the JT Group's Domestic and International Tobacco Businesses

- The JT Group's business performance may be negatively affected by a decline in demand, as it expects overall cigarette demand in Japan to continue to decline, while demand overseas could also decrease depending on the economic conditions and other circumstances of the regions concerned, although the trends in demand will vary from region to region.
- Market shares in the domestic and overseas tobacco markets may fluctuate in the short term due to temporary factors, such as the launch of new products by JT and other tobacco manufacturers, and special sales promotion activities. Local market shares may also be affected by a number of other factors, including competition, pricing strategies, changes in consumer preferences, brand recognition and regional economic conditions. Such factors may lead to a decrease in the JT Group's market share. In addition, there is a risk that the measures adopted by the JT Group to counter the decrease in market share may entail additional costs, reducing its profits.
- Fluctuations in the prices of foreign leaf tobacco may have a direct impact on the JT Group's operating income.
- The tobacco tax rate may be raised in Japan or overseas.
- Tobacco demand may decrease due to the introduction of tighter tobacco regulations. There is also a risk that efforts to comply with new regulations may entail additional costs.
- If a country enacts legislation to ban the use of such terms as "mild" and "light" in product names, the JT Group may have to invest a large amount of time and funds into efforts to develop a new brand comparable to Mild Seven in that country, and the new brand thus developed may fail to achieve the same level of brand value and appeal.
- The JT Group has been sued in Japan and overseas for allegedly causing smoking-related health problems, and it may be held liable for such health problems in these lawsuits. There is also a risk that, regardless of the outcome of the lawsuits, negative publicity from the litigation and other factors may make smoking less acceptable to the public, lead to the introduction of tighter restrictions on smoking and prompt many similar lawsuits against the JT Group, thereby forcing it to become entangled in legal procedures and bear litigation costs
- In addition to cases relating to smoking and health issues, the JT Group is a defendant in lawsuits filed by several Canadian governmental entities alleging that the group contributed to tobacco smuggling and seeking compensation for damages. Meanwhile, the JT Group has challenged what it regards as unreasonable notices of tax assessment that JT subsidiaries received from the Quebec Ministry of Revenue and from the Russian tax authorities. These claims may have a negative impact on the JT Group's business performance or on the manufacture, sale, importation/exportation of tobacco products if an unfavorable ruling is issued in the respective cases.

Risks Relating to Non-Tobacco Businesses

Risks Relating to Pharmaceutical Business

- The JT Group may fail to develop and launch commercially valuable pharmaceutical products. To this date, JT has never brought a pharmaceutical product to market that it has developed on its own.
- The JT Group may have to invest an enormous amount of time and funds in R&D before it successfully develops pharmaceutical products.
- The JT Group may be forced to abandon the clinical development of a pharmaceutical product that involves another company as a co-developer or a licensee on the basis of its or its partner company's judgment or due to some internal or external factors.
- Even if the JT Group succeeds in developing and launching a commercially valuable pharmaceutical product, the R&D cost may exceed the revenue generated from it.
- The JT Group may become dependent on a certain pharma-

ceutical product.

- The JT Group may fail to achieve efficient mass-production of pharmaceutical products.
- Even if a pharmaceutical product developed by the JT Group proves to be commercially successful, the success may be offset by competition with rival products developed by other companies in Japan or overseas, a government-mandated price reduction and other factors.
- The JT Group may become dependent on the license of pharmaceutical products developed by other companies and on revenues from such products.
- The JT Group may become dependent on a certain outside source for the supply of critical raw materials.
- If any problem arises regarding the quality of a pharmaceutical product of the JT Group or regarding information provided by the group about such product, the group may become the target of lawsuits seeking product liability or making other claims, or may be forced to suspend sales of such product.
- JT's business performance may be affected by lawsuits concerning patents and other intellectual property rights.
- Regulation may be applied broadly, covering a full range of activities from the R&D stage to the post-launch stage of a new drug.
- The JT Group may become dependent on a certain business partner in the R&D or sales of a pharmaceutical product.
- In relation to the JT Group's use and management of radioactive or other hazardous substances, social or legal problem may arise, such as damage to the environment caused by such substances.

Risks Relating to Food Business

- Food products developed by the JT Group may fail to meet consumer preferences and their product lives may prove to be short.
- The JT Group's profit/loss may fluctuate due to fluctuations in the prices of raw materials for food products (including those due to changes in the exchange rate).
- The sales of JT's food products may be affected by weather conditions.
- The regulation of the procurement, manufacture and sale of food products in Japan or overseas may be strengthened, including, for example, the possibility that additional costs may arise due to compliance with such regulation.
- The JT Group may be unable to compete with major companies with larger distribution networks, stronger development capabilities and more experience.
- The JT Group may be unable to engage in efficient marketing activities.
- The JT Group may be unable to produce, or outsource the production of, food products in an efficient, stable and effective manner.
- The JT Group may outsource the production of all beverage products to other domestic manufacturers, thus becoming dependant on outside sources.
- If any problem arises regarding the quality of the JT Group's foods products, the group may become the target of lawsuits seeking product liability and making other claims, or the reputation of the group and its products may be undermined.

Other Factors which May Materially Affect Investment Decisions

- The Japan Tobacco Inc. Law (the "JT Law") obligates the government to hold at least one half of all JT shares it acquired upon JT's establishment, as adjusted for any subsequent stock split or consolidation of shares, and the government must continue to hold more than one third of all outstanding JT shares. As of the end of the fiscal year ended in March 2008, the government held 50.02% of all outstanding JT shares.
- The Minister of Finance has the authority to supervise JT under the JT Law and Tobacco Business Law.
- Under the JT Law, the scope of JT's businesses includes the "manufacture, distribution and importation of tobacco products and ancillary businesses, as well as businesses required for attaining the objective of JT," while "businesses required for attaining the objective of JT" are subject to the Minister of Finance's approval. Accordingly, the Minister of Finance's approval is required in order for JT to engage in new businesses outside the scope of currently-approved businesses.
- The Tobacco Business Law requires us to annually enter into purchase contracts with tobacco growers regarding the aggregate cultivation area for specific varieties of leaf tobacco and the prices for leaf tobacco by variety and grade. JT must purchase all leaf tobacco produced pursuant to such contracts, except for any not suited for the manufacture of tobacco products. When JT decides the aggregate cultivation area and the prices of leaf tobacco for its contracts with tobacco growers, it is required to respect the opinion of the Leaf Tobacco Deliberative Council (hatabako shingi kai), which consists of members appointed by JT with the approval of the Ministry of Finance from among the representatives of domestic leaf tobacco growers and academic appointees.

Corporate Social Responsibility







Corporate Governance

JT recognizes that prompt and proper decision-making and business execution are vital to increasing our corporate value and responding appropriately to new challenges to come in the future, as the business and social environment change. Based on this recognition, JT has been striving hard to enhance corporate governance as a top management priority.

Implementation Status of Measures Concerning Corporate Governance

Corporate Governance System

i. Organization of the Company

The Board of Directors meets once a month in principle and on more occasions if necessary, in order to make decisions with regard to the matters specified by laws and regulations and other important matters, to supervise business execution and to receive reports from the directors on the status of business execution.

In order to maintain a high quality of business execution, JT has adopted the Executive Officer System, under which executive officers appointed by the Board of Directors execute business in their respective areas of responsibility, in accordance with a company-wide business strategy decided by the Board, by exercising the authority delegated to them. In addition, the Chairman of the Board has been positioned as a non-executive director in order to concentrate on the function of supervising management.

Moreover, as part of its efforts to enhance corporate governance, JT has established the Advisory Committee, which comprises five outside experts and advises the management team from a broad perspective with regard to how the company should operate in the medium to long term, and other issues of similar importance.

Meanwhile, the Executive Committee, comprising the company's President and other members appointed by the President, discusses important management issues — particularly management policy and basic plans regarding overall business operations — in addition to matters to be referred to the Board of Directors.

JT has adopted the Audit Board System, under which corporate auditors, in their capacity as independent agents with a mandate from shareholders, examine the performance of duties by directors and executive officers in order to ensure sound business management and maintain and enhance public trust in the company.

ii. Internal Control System and Risk Management System

JT has been endeavoring to ensure appropriate business operations through efforts to enhance compliance, internal audits and risk management, and implementing measures to ensure the effectiveness of audits, such as improving arrangements and procedures for reporting the necessary matters to corporate auditors, as is required of a company adopting the Audit Board System.

We will continue these efforts while reviewing and revising the current system as necessary, and ensure appropriate business execution by taking the following steps:

1. System to ensure that directors and employees perform their duties in accordance with laws, regulations and the company's articles of incorporation

With regard to the compliance system, JT has established the Guidelines for Conduct based on internal rules concerning compliance in order to ensure that directors, executive officers and employees comply with laws, regulations, the company's articles of incorporation, the social norms, etc., and set up the Compliance Committee as an organization responsible for ensuring thorough compliance. This committee, headed by the company's Chairman, includes outside experts among its members and reports directly to the Board of Directors. Meanwhile, the Compliance Office is charged with overseeing efforts to improve the company-wide compliance system, identify compliance problems and enhance the effectiveness of the compliance system by enlightening directors, executive officers and employees about compliance through various compliance education programs.

Regarding the internal reporting system (whistle-blower system), JT has a counter through which employees may report any misconduct they have detected. The Compliance Office is charged with investigating reported cases and implementing company-wide measures to prevent the recurrence of misconduct after holding consultations with the departments and divisions concerned. Matters of particular importance shall be referred to the Compliance Committee for deliberation.

In order to ensure the reliability of its financial reporting, JT is operating a relevant internal control system that it has established in accordance with the Financial Instruments and Exchange Act. By

■ Our Corporate Governance System


General Meeting of Shareholders
Selection or dismissal of members
Selection or dismissal of members
Selection or dismissal of members
Audit report
Report
Board of Directors
eleven members
Accounting audit/Operating audit
Introduction of compliance-related matters
Audit Board
four members
(including three external members)
Auditor's Office
Independent Auditors
Accounting audit
Advisory Committee
five members
(external members)
Advice
Supervision of the performance
Review of the policy and the rule relating to compensation for board members and executive officers
Compliance Committee
seven members
(including two external members)
Compliance Office
Compensation Advisory Panel
five members
(including two external members)
Lawyers
Advice
Operational Review and Business Assurance Division
Report/ Proposal
Internal audit
Group audit
President and Chief Executive Officer
Executive Committee
Executive Officers
Departments
Group Companies
Accounting audit/Operating audit

allocating a sufficient level of staff to the task of evaluating financial results and reporting them, the company is striving to maintain and improve the reliability of its financial reporting.

The internal audit system is overseen by the Operational Review and Business Assurance Division (staffed with 24 members as of the end of FY 3/2008), which examines and evaluates systems for supervising and managing the overall operations of the company and the status of business execution from the viewpoints of legality and rationality, in order to protect the company's assets and improve management efficiency.

2. Procedures and arrangements for storage and management of information on the performance of duties by the Directors

JT makes sure to properly store and manage the minutes of Annual General Meetings of Shareholders, meetings of the Board of Directors, and meetings of the Executive Committee, in line with laws, regulations and internal rules.

Information on other important matters relating to business execution and decision-making are stored and managed by the relevant departments and divisions as specified by internal rules on the allocation of responsibilities and authorities (hereinafter referred to as the "Responsibilities/Authorities Allocation Rules"), in accordance with rules on the supervision of the processes of decision-making, procurement and accounting.

3. Rules on management of risk of loss and procedures/arrangements for other matters

JT has established internal rules on the management of risk of loss relating to monetary and financial affairs, and ensures that relevant reports are made to the Executive Committee on a quarterly basis.

With regard to risk of loss relating to other affairs, the relevant departments and divisions specified by the Responsibilities/Authorities Allocation Rules conduct proper management, identifying risk and reporting it to the Executive Committee or referring it to the Committee for deliberation, depending on the importance of the identified risk.

JT has assigned sufficient staff to the Operational Review and Business Assurance Division, which functions as the company's internal audit organization. This division examines and evaluates the internal control systems of JT and JT Group companies - in light of the importance of internal control procedures and arrangements and the risks involved - from an objective viewpoint, in its capacity as an entity independent of the organizations responsible for business execution, and reports its findings and present proposals to the President, as well as reporting to the Board of Directors.

To prepare for possible emergencies, JT has produced a manual for crisis management and disaster response. In the event of an emergency or a disaster, JT is ready to establish an emergency project system under the supervision of the Corporate Strategy Division, and make prompt and proper responses under the leadership of senior management and through close cooperation between the relevant departments and divisions.

4. System to ensure that directors perform their duties efficiently

The Board of Directors meets once a month in principle and on more occasions as necessary, in order to make a decision with regard to the matters specified by laws and regulations and other important matters and to supervise business execution. Meanwhile, the Executive Committee, comprising the company's President and other members appointed by the President, discusses important management issues, particularly management policy and basic plans regarding overall business operations of the company, in addition to matters to be referred to the Board of Directors.

JT has adopted the Executive Officer System, under which executive officers appointed by the Board of Directors execute business in their respective areas of responsibility, in accordance with a company-wide business strategy decided by the board, by exercising the authority delegated to them.

Moreover, in order to ensure that business operations are managed in ways that contribute to the business efficiency and flexibility of the company as a whole, basic matters concerning the company's organization, allocation of duties to officers and staff and the roles of individual divisions are specified by the relevant internal rules. Meanwhile, in order to enable prompt decision-making, the depart-

ments and divisions responsible for business execution are specified by the "Responsibilities/Authorities Allocation Rules."

5. System to ensure the appropriateness of business operations within the JT Group

The JT Group promises to deliver "irreplaceable delight" to ask all stakeholders, and it has adopted the JT Group Mission "the JT Branding Declaration" as a shared aim within the group.

We have specified the functions and rules necessary for group management based on a group management policy, in order to optimize the operations of the company as a whole.

Moreover, we have been enhancing our systems for compliance (including the internal reporting system), internal audits, financial affairs management, etc. in cooperation with JT Group companies.

6. System for assisting auditors and reporting to auditors, and other systems to ensure effective auditing

JT has allocated sufficient staff to the Auditor's Office as an organization supporting the auditors in performing their duties. In addition, the company makes sure to review and reform the staffing structure as necessary based on consultations with the Audit Board. The Audit Board is involved in the selection of personnel of the Auditor's Office in order to ensure the office's independence from directors.

When directors and executive officers detect any matter that may cause substantial damage to the company, they are due to report it to the Audit Board. Moreover, when directors, executive officers and employees detect any evidence of malfeasance in financial documents or serious breaches of laws or the company's articles of incorporation, they are due to report them to the Audit Board, along with other relevant matters that could affect the company's management.

As auditors are allowed to attend not only meetings of the Board of Directors but also other important meetings, they usually attend meetings of the Executive Committee. When directors, executive officers and employees are asked by auditors to compile important documents available for their perusal, to accept field audits and to submit reports, they are due to respond in a prompt and appropriate manner.

Furthermore, directors are due to cooperate with audits and ensure the provision of funds necessary for covering audit-related expenses so as to secure their effectiveness. The Operational Review and Business Assurance Division and the Compliance Office maintain cooperation with auditors by exchanging information.

Meanwhile, JT's basic concept on the exclusion of anti-social elements and its efforts to exclude such elements are as follows:

1) Basic concept on the exclusion of anti-social elements

JT is resolved not to have any relations with, and to fight against, anti-social groups and organizations that pose a threat to the order and safety of civil society, and organizations involved in tobacco smuggling or counterfeiting.

The company will also never engage in practices that would promote the activities of antisocial elements. If it faces a problem involving such elements, JT will devote company-wide efforts to dealing with it.

2) Efforts to exclude anti-social elements

The concept on the exclusion of anti-social elements described above is specified and fully communicated to all employees as part of the company's code of conduct. With the General Administration Division at JT's headquarters assuming the responsibility for supervising efforts to exclude anti-social elements, the officers in charge of those efforts have been assigned to branch offices across Japan, and are cooperating with police, lawyers and other relevant organizations and parties to gather and share information in order to deal with such elements in an organized way.

The measures to be taken by JT in response to unjust and unreasonable demands from anti-social elements are specified in the company's manual for corporate defense, which is available for reference at all offices and plants. JT also consistently educates employees, including those working for its affiliates, about the importance of excluding anti-social elements by providing relevant training as necessary.

iii. Implementation Status of Audits by Corporate Auditors and External Auditors

<Audits by corporate auditors and external auditors>

JT has an internal audit system under which corporate auditors, in their capacity as independent agents with a mandate from shareholders, examine the performance of duties by directors and executive officers in order to ensure sound business management and maintain and enhance public trust in the company.

JT has employed Deloitte Touche Tohmatsu (DTT) as its auditing firm, and DTT has conducted audits based on the Company Law and the Financial Instruments and Exchange Law. The certified public accountants who audited JT's financial statements for FY 3/2008 and the persons who assisted the auditing work are as follows:

(Certified public accountants)

Tatsuo Igarashi (three years), Shuichi Momoki (three years), Satoshi Iizuka (one year)

Note: Figures in parentheses represent the number of years in which the certified public accountants have engaged in the accounting audit of JT

(Assistants for the audit work)

Certified public accountants: 8 persons,

Junior accountants: 7 persons, Others: 4 persons

While corporate auditors, internal audit organizations including the Operational Review and Business Assurance Division, and external auditors conduct audits individually, they endeavor to enhance their cooperation in order to ensure appropriate audits, for example by sharing information on the results of their respective audits.

iv. Remuneration for Directors and Corporate Auditors, Audit Fees, etc.

Remuneration for directors and corporate auditors and fees paid to DTT for audit attestation, etc. for FY 3/2008 were as follows.

<Remuneration for directors and corporate Auditors>

Remuneration for directors and corporate auditors

11 directors:	¥664 million
4 corporate auditors:	¥78 million

Note: The remuneration for directors and corporate auditors in office at the end of FY 3/2008 includes provisions for retirement benefits accrued during the period from April 2007 to June 2007 (the retirement benefit program was abolished as of June 22, 2007). Also, the remuneration for directors includes executive bonuses and stock option grants.

<Fees for audit attestation>

Fees paid under the terms of the audit contract concluded between DTT and JT and its consolidated subsidiaries in relation to audit attestation based on the Company Law and the Financial Instruments and Exchange Law are as follows:

(Fees paid under the terms of the contract concluded between DTT and JT)

Fees for audit attestation based on Paragraph 1, Article 2 of	
the Certified Public Accountants Law:	¥169 million
Fees for other services:	¥80 million
Total:	¥250 million

(Fees paid under the terms of the contracts concluded between DTT and JT and its consolidated subsidiaries)

Fees for audit attestation based on Paragraph 1, Article 2 of	
the Certified Public Accountants Law:	¥253 million
Fees for other services:	¥91 million
Total:	¥345 million

Overview of Outside Corporate Auditors' Interests in JT

JT employs three outside corporate auditors. One of them, Mr. Hiroyoshi Murayama, is a director of Mitsubishi Electric Corporation, which has minor dealings with JT. However, the outside auditor himself has no direct interests in these dealings.

The other two outside corporate auditors have no interests in JT.

Number of Directors

JT's articles of incorporation stipulate that the number of Directors must be 15 or less.

Appointment of Directors

JT's articles of incorporation stipulate that directors must be appointed by a majority of the shareholder votes cast on an occasion where shareholders representing at least one-third of the total voting rights are present.

Matters to be Decided by Board of Directors without Referral to General Shareholders' Meetings

(Own share repurchase)

In order to enable flexible management, JT's articles of incorporation stipulate that the company may repurchase its own shares through means such as market trading, upon a resolution by the Board of Directors under Paragraph 2, Article 165 of the corporate law.

(Interim Dividend)

In order to enable profits to be returned to shareholders in a flexible manner, JT's articles of incorporation stipulate that the company may pay interim dividends to shareholders, upon a resolution by the Board of Directors under Item 5, Article 454 of the corporate law.

Requirements for Special Resolutions at General Shareholders' Meetings

In order to facilitate the smooth conduct of general shareholders' meetings with an easier validity requirement for special resolutions, JT's articles of incorporation stipulate that a resolution as specified by Paragraph, 2, Article 309 of the corporate law is valid if it is supported by at least two thirds of the votes cast at a general shareholders' meeting attended by shareholders representing at least one third of JT's total voting rights (compared with the usual requirement of "at least half").

Overview of the Decision on Remuneration for Directors and Corporate Auditors

The amount of remuneration for Directors is based on a determination made by the Board of Directors and the amount for corporate auditors is based on the results of consultations among the corporate auditors, with both amounts confined within the limits approved by a General Meeting of Shareholders.

In light of the results of deliberations conducted by the Compensation Advisory Panel, which comprises the President, Chairman, and the director in charge of personnel affairs management and two external committee members, JT decided at a meeting of the Board of Directors on April 27, 2007 to review the system of remuneration for directors and corporate auditors based on the principle that such remuneration should be paid in a manner suited to their respective duties of office and roles

As for directors, JT decided to introduce a remuneration system in which pay is linked to the company's business performance so as to motivate them to endeavor to enhance the performance, and also linked to the medium to long term corporate value of JT, so as to provide them with an incentive to maximize the shareholder value. Specifically, remuneration for directors who concurrently serve as executive officers comprises basic monthly compensation and an annual bonus linked to the company's business performance in the relevant year, and stock options, the value of which is linked to the medium to long term corporate value of JT. Remuneration for directors who do not concurrently serve as executive officers comprises basic monthly compensation and stock options, as they are required to participate in decision-making regarding company-wide business strategies aimed at increasing the corporate value of JT and to perform their audit-related duties.

Unlike remuneration for directors, a large portion of which is linked to the business performance of the company, remuneration for corporate auditors comprises only basic monthly compensation in light of the main role of corporate auditors, which is to audit the status of compliance with laws and regulations.

Please be reminded that in line with the above reform of the remuneration system, the retirement benefit program for directors and corporate auditors was abolished at the conclusion of the 22nd Annual General Meeting of Shareholders, which was held on June 22, 2007.

Activities Contributing to the Environment and Society



The JT Group strives to make contributions to society through a variety of corporate activities. We work to find harmony with our business environment and global environment, and aim to coexist with society as a good corporate citizen. We conduct continuing activities from this viewpoint.

Our Approach to Protecting the Global Environment

Protecting the global environment is critical to our efforts to fulfill our social responsibility and is one of the top priority matters for our corporate management.

In May 1995, we established the JT Global Environmental Charter and engaged in efforts to protect the global environment accordingly. In March 2004, the charter was revised as the JT Group Environmental Charter, in line with the diversification and globalization of our businesses. In accordance with this new charter, the JT Group has acted as a good corporate citizen in all of the countries and regions in which it operates and promoted company-wide initiatives to achieve harmony between its corporate activities and the environment.

(For details, please refer to the CSR Report 2008.)

JT Group Environmental Action Plan

In 2004, we established the JT Group Environmental Action Plan (2005-2008), which is intended to realize the philosophy enshrined in the JT Group Environmental Charter. Operational divisions of JT, as well as subsidiaries and affiliates, have been striving to achieve the targets set forth under this medium-term plan.

Group Environmental Management

The JT Group is seeking to establish an environmental management system based on the ISO14001 international standard. By FY 3/2007, it had obtained ISO14001 certification for 14 domestic JT plants and 16 plants of JT International, which controls JT's international tobacco business, as well as production facilities of 19 subsidiaries and affiliates related to the tobacco, pharmaceutical and foods businesses in Japan. For its headquarters, branches, research centers and business offices, whose activities impose a relatively small burden on the environment compared with manufacturing plants, the JT Group has introduced an environmental management system based on an in-house standard similar to ISO14001.

In the future, we will expand the scope of facilities and operations subject to environmental management.

Fight against Global Warming

As we believe that reducing the overall amount of CO_2 emissions is essential to the fight against global warming, we are engaging in active emission reduction efforts by setting numerical targets. For the JT Group in Japan, we have set the target of a 20% reduction in CO_2 emissions by FY 3/2009 compared with FY 3/2004, while the target of a 32% reduction has been set for JT alone. In FY 3/2008, JT achieved a 35.8% reduction in CO_2 emissions compared with FY 3/1996, while the JT Group in Japan cut its emissions by 24.8% compared with FY 3/2004. These cuts were achieved by making air conditioning management more efficient through an energy-saving promotion program, taking advantage of night-time electricity and shifting to more environmentally-friendly fuels.

In the future, we will continue efforts to reduce our CO_2 emissions further.

■ Trends in CO_2 Emission


(1,000t-CO2)
449
315
297
288
'96
'06
'07
'08
JT
(Years ended March 31)
520
428
399
391
'04
'06
'07
'08
JT Group
in Japan

■ Trends in CO_2 Emission per Million Cigarettes


(t-million cigarettes)
0.70
0.62
0.59
0.52
0.49
'03
'04
'05
'06
'07
JTI
(Years ended December 31)

Reduction in Water Usage

The JT Group uses water in the process of producing tobacco and food products.

The JT Group's manufacturing facilities strive to contribute to preserving water quality through the management of waste water and to reduce the amount of water they use by adopting a program to optimize water usage through improving production processes, consolidating facilities and reviewing the way they use water, as well as by recycling used water.

As a result of these efforts, the amount of water used by JT in FY 3/2008 was down 60.5% compared with FY 3/1996, and the amount used by the JT Group was down 46.9% compared with FY 3/2004.

Effective Use of Resources

In order to preserve the limited natural resources available, both manufacturing plants and non-manufacturing offices and facilities of the JT Group engage in efforts to curb the amount of waste generated from its business activities and to recycle used materials.

In FY 3/2008, the amount of waste generated by the JT Group in Japan was down 14.3% compared with FY 3/2004, due to a decrease in sludge and an improvement in production processes. A total of 36 facilities achieved zero emissions, while the recycling rate for the JT Group came to 97.7%.

As for JT alone, 26 facilities (16 plants and 10 branches offices and other non-manufacturing facilities) achieved zero emissions, while the recycling rate came to 99.7% for the headquarters and 82.6% for business offices and other non-manufacturing facilities.

Approach to Protecting the Global Environment Overseas

As a result of the acquisition of Gallaher, JT International (JTI) now has a total of more than 30 manufacturing bases in 25 countries. Having obtained ISO14001 certification for 16 plants before the acquisition of Gallaher, JTI plans to do so for all of its plants by 2010.

For the fourth consecutive year specific CO_2 emissions and energy and water consumption showed improved performance. Production waste per million cigarettes increased by 4% and recycling fell by 4% as a result of the integration. Factories continued to implement efficiency programs including energy recovery projects, building climate control and a global tobacco case reuse project.

Toward Better Smoking Manners and a More Favorable Smoking Environment

(This section describes activities only in Japan.)

"Smokers' Style" is a term coined to promote our campaign to achieve harmonious co-existence between smokers and non-smokers. It reflects our wish that our valued customers will fully enjoy smoking on their own responsibility and, at the same time, make sure to avoid causing discomfort to nonsmokers. By engaging in various initiatives under this campaign, we will fulfill our social responsibility as a tobacco company.







Examples of the Various Initiatives

Setting Up Smoking Areas

We work closely with local governments in setting up smoking areas in public facilities such as railway stations and airports, in order to promote harmonious co-existence between smokers and nonsmokers.

Advice on Separation of Smoking and Nonsmoking Areas

We provide consultation on how to separate smoking and nonsmoking areas within public facilities, commercial facilities and business offices in a manner suited to the characteristics of the facilities and the needs of users. In our consulting service, which is free of charge, we offer our know-how and put forward proposals so as to achieve the kind of separation that would satisfy smokers while giving due consideration to the concerns of nonsmokers.

"Smoking Manners" Campaign Advertising

Since JT believes that improving the "smoking manners" of individuals is essential to improving those of society as a whole, we are constantly engaged in a campaign to raise awareness about the need for appropriate smoking manners, under the slogan "Pay attention, and you can change your manners." The advertisements used in this campaign describe specific everyday situations in which smokers are supposed to show good manners, in order to prompt them to pay attention, think, and act appropriately.

Community Clean-up Event

As part of our efforts to raise awareness about the need for appropriate smoking manners, JT has been engaged in the "Pick Up and You will Love Your City" initiative since May 2004. This initiative is aimed at occasions such as community festivals and other public events and conducted in cooperation with local governments, schools, volunteers and the organizing committees and participating bodies of those events. The community clean-up held on May 18, 2008 marked the 500th event of its kind led by JT, pushing the number of participating parties to 968 and number of participants to approximately 600,000.

For further information about JT's efforts to improve the smoking environment, please access our website.
URL:http://www.jti.co.jp/sstyle

JT Group's Social Contributions

1. JT Group's Social Contributions

The JT Group has strived to make contributions to society in all the countries and regions in which we operate, in the hope of maintaining harmonious relations with local communities by acting as a good corporate citizen.

In order to make greater contributions to society on a group-wide basis, we have established the JT Group Social Contribution Policy, focusing on four areas: social welfare, arts and culture, environmental protection and disaster relief.


Afforestation and Forest Preservation Locations in Japan
Nakatsugawa, Gifu
Chizu, Tottori
Kosuge, Yamanashi
Nakahechi, Wakayama
Nahari, Kochi



JT Group Social Contribution Policy

As a good corporate citizen maintaining harmonious relations with society, the JT Group will fulfill its corporate responsibility through making sustained contributions to the communities in which it operates.

As a good neighbor, the JT Group will support the regeneration and revitalization of local communities, focusing on:

- Social Welfare
- Arts and Culture
- Environmental Protection
- Disaster Relief

The JT Group will contribute to the development of the local communities in which we operate by selecting the most critical of these four priority areas for each and providing support.

Based on this policy, the JT Group will engage in a variety of activities that contribute to society, so that we can build and maintain harmonious relations with local communities while encouraging employees to be involved in such activities themselves.

2. Contributions to Japanese Society

Social Welfare

As part of our efforts to contribute to the regeneration and revitalization of local communities as a good neighbor, the JT Group is implementing a variety of social welfare programs, including the NPO Support Projects for Youth Development, Scholarships for Students from Asia and JT Shogi Japan Series Tournament for Kids.

JT's business offices and facilities across Japan contribute to local communities in a variety of ways while maintaining intimate relations with residents, for instance by supporting local festivals and sports events and providing company-owned sports grounds for use by local residents.

Arts and Culture

The JT Group engages in activities that contribute to the development and advancement of arts and culture.

At the JT Art Hall Affinis, located in Toranomon in Tokyo's Minato Ward, cultural events - mainly classical chamber music performances - are held on an ongoing basis, providing players with opportunities to develop their talents and offering an ideal venue for music lovers to enjoy creative and inspiring performances.

Moreover, the JT Group has established the Affinis Arts Foundation to support professional Japanese orchestras, in an effort to foster talents and promote cultural development by offering assistance for orchestra players to study abroad and providing financial aid for orchestras to hold concerts.

In addition, the JT Group operates the Tobacco & Salt Museum in Tokyo's Shibuya Ward, which teaches people about the historical and cultural aspects of tobacco and salt, the business roots of JT, through activities such as gathering materials and data, conducting research and surveys and holding exhibitions and other events. Meanwhile, the JT Biohistory Research Hall, located in the western prefecture of Osaka, studies biodiversity and provides people with a variety of opportunities to become familiar with the wonders of natural life, for instance by holding exhibitions and by opening its laboratory to the public.







Environmental Protection

In appreciation of the benefits Mother Nature brings to our business and out of consideration for preserving the environment, the JT Group engages in environmental protection activities such as afforestation, forest preservation and street cleanup campaigns.

The "JT Forest" initiative for afforestation and forest preservation was first launched in Nakahechi, Wakayama Prefecture and then extended to Kosuge, Yamanashi Prefecture, Nahari, Kochi Prefecture and Chizu, Tottori Prefecture. In March 2008, Nakatsugawa, Gifu Prefecture became the fifth location of the JT Forest initiative.

Disaster Relief

The JT Group is ready to respond to major disasters in and outside Japan by offering its help to the affected areas through group-wide cooperation. When a major earthquake struck the Chuetsu region of Niigata Prefecture in 2007, JT gave donations and sent supplies of drinking water to help victims.

3. Social Contributions Abroad

The JT Group engages in a variety of philanthropic activities around the world, contributing to the development of the local communities in which it operates. JTI, the international arm of the JT Group that controls the group's tobacco production, marketing and sales in more than 120 countries, plays the central role in our worldwide philanthropic activities. In addition to its own philanthropic activities, JTI helps to tackle critical challenges faced by local communities as part of group-wide initiatives such as the afforestation and forest preservation programs that are underway in Africa.

JTI's Corporate Philanthropy

For JTI, the international subsidiary of JT, Corporate Philanthropy is an integral component of its commitment to the communities in which it operates. JTI Corporate Philanthropy policy and guidelines are aligned with the JT Group Social Contribution policy, and have been shared with employees throughout the company. JTI is actively involved in philanthropic activities in three areas in particular: social welfare (charity), arts and culture and disaster relief.

Social Welfare (Charity)

In its social welfare-related activities, JTI focuses on initiatives like caring for the elderly and supporting adults with literacy problems. The following are a few examples of the types of activities JTI is supporting.

In Netherlands, JTI joined with the Lezen & Schrijven (Reading & Writing) foundation, to help an estimated 1.5 million people whose literacy difficulties prevent them from participating fully in Dutch society. JTI has engaged in a sustainable partnership for three years since 2007 by contributing to the cost of publishing books for adults with low reading skills.

JTI Milan is involved in a project known as "Il Custode" (the Guardian) that seeks to assist elderly. The project arranges home visits, provides transport and shopping help, and assists them in dealing with administrative and social services. So far, over 3,600 elderly Milanese have benefited. JTI is committed to


1783
2008





a three year partnership from 2006 and to assisting its partners to eventually become self-sustaining.

For the last four years, JTI has been sponsoring a shelter for victims of family violence in Serbia, supporting the only local NGO dedicated to tackling this distressingly common problem. JTI meets the cost of renting of a safe house at an undisclosed Belgrade location which has sheltered hundreds of women at risk from family violence, as well as victims of human trafficking.

Arts and Culture

Japan's rich artistic and cultural heritage is little known in many of JTI's international markets. Part of the company's Corporate Philanthropy commitment is to change this. One innovative result in 2007 was a JTI-sponsored event in Athens, attended by guests from government, business and the arts community, that showcased the rituals and traditions of the kimono.

JTI was the exclusive sponsor of a Japanese exhibition at the Sèvres National Ceramics Museum in Paris. Visitors learned about the 17th century origins of Satsuma ware during the "golden age" of the tea ceremonies and how its artistic influence spread to Europe and to France, in particular.

In early 2008, as part of its long-term commitment to the Mariinsky Theater, JTI acted as the sponsor for the celebration of the Theatre's 225th anniversary. The program of events that followed featured scenes from operas, ballets, and world premieres that had taken place throughout the Theatre's history. In 2008, the Mariinsky will also mark its anniversary by staging performances across Russia and abroad.

Disaster Relief

In 2001, JTI established the JTI Foundation in order to support the underprivileged around the world, with a particular focus on providing relief aid for victims of earthquakes and other natural disasters, in cooperation with major relief organizations like the Red Cross as well as NGOs and government agencies.

Donations made by the JTI Foundation included funding for the Peruvian Red Cross to provide emergency relief to local communities in the wake of a massive earthquake in August 2007. In addition, the Romanian branch of Malteser International continues to drill wells to provide local communities with access to safe water supplies following last summer's heat wave and flooding.

Since 2005, the JTI Foundation has provided ongoing support to GEA; an organization spearheading search and rescue missions after disasters. This has been followed, in 2008, by the Foundation renewing its commitment for a further 3 years. This continued partnership will contribute to taking GEA search and rescue missions to a higher level of sustainability. GEA will have the resources to launch relief missions within the first two critical hours of a disaster, and enable the purchase of specialized search and rescues equipment.







Consolidated Five-Year Financial Summary

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31

	Millions of yen				Millions of U.S. dollars (Note 1)
	2004	2005	2006	2007	
For the year:					
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	
Taxation	2,605,343	2,650,586	2,628,878	2,718,358	
Net sales excluding excise taxes	2,019,807	2,013,927	2,008,780	2,051,029	
Net sales excluding excise taxes, distribution business	N/A	1,684,404	1,596,151	1,633,186	
EBITDA (Note 2)	373,435	400,115	433,391	464,634	
Depreciation and amortization (Note 2)	139,401	126,744	126,445	132,643	
Operating income	234,034	273,371	306,946	331,991	
Net income (loss)	(7,603)	62,584	201,542	210,772	
For the year:					
Net cash provided by operating activities	¥ 334,501	¥ 250,840	¥ 150,343	¥ 435,958	
Net cash provided by (used in) investing activities	(228,620)	176,914	(26,358)	(149,692)	
Net cash used in financing activities	(109,335)	(202,196)	(48,135)	(32,635)	
Free cash flow (Note 3)	269,174	269,459	145,590	223,007	
At year-end:					
Net property, plant and equipment	¥ 708,221	¥ 639,655	¥ 596,544	¥ 600,436	
Total assets	3,029,084	2,982,056	3,037,379	3,364,663	
Interest bearing debt	381,203	230,716	216,608	219,269	
Liabilities	1,467,322	1,430,256	1,217,306	1,340,047	
Total equity	1,507,937	1,498,204	1,762,512	2,024,616	
Ratios:					
Return on equity (ROE)	(0.5%)	4.2%	12.4%	11.3%	
Return on asset (ROA)	7.9%	9.2%	10.4%	10.7%	
Operating income margin	5.1%	5.9%	6.6%	7.0%	
Total assets turnover	1.55	1.55	1.54	1.49	
Equity ratio	49.8%	50.2%	58.0%	58.3%	
Debt/Equity ratio (times)	0.25	0.15	0.12	0.11	
Current ratio	195.3%	202.7%	256.7%	226.4%	
Fixed assets/ Long-term capital ratio	69.9%	67.6%	60.7%	61.3%	

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥100.19 per $1, the rate of exchange as of March 31, 2008.
2. EBITDA = operating income + depreciation and amortization
Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill
3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Segment Information

	Millions of yen				Millions of U.S. dollars
	2004	2005	2006	2007	
Net sales	¥ 4,625,151	¥ 4,664,514	¥ 4,637,657	¥ 4,769,387	
Tobacco	4,236,920				
Domestic		3,491,488	3,405,281	3,416,274	
International		792,705	881,188	999,658	
Pharmaceutical	51,242	57,676	49,257	45,452	
Foods	250,138	265,380	278,378	286,554	
Others	86,851	57,265	23,553	21,449	
EBITDA	¥ 373,435	¥ 400,115	¥ 433,391	¥ 464,634	
Tobacco	343,163				
Domestic		296,031	305,753	326,470	
International		65,462	94,093	112,668	
Pharmaceutical	(4,426)	5,474	(1,803)	(8,197)	
Foods	3,300	7,931	11,869	12,018	
Others	30,674	26,810	22,140	21,586	
Elimination/Corporate	724	(1,593)	1,339	89	
Operating income	¥ 234,034	¥ 273,371	¥ 306,946	¥ 331,991	
Tobacco	238,409				
Domestic		215,833	220,095	245,388	
International		44,458	71,031	81,085	
Pharmaceutical	(12,840)	1,855	(5,057)	(11,207)	
Foods	(4,851)	1,948	6,325	6,705	
Others	11,976	10,427	8,673	9,331	
Elimination/Corporate	1,340	(1,150)	5,879	689	

Four business segments, namely Tobacco, Pharmaceutical, Foods and Others, had been used for the consolidated financial statements up to the year ended March 31, 2005. From the year ended March 31, 2006, the tobacco segment is divided into Domestic tobacco and International tobacco in order for our business results to be more properly shown, considering the importance of the Group's tobacco business in which JT International S.A., a foreign consolidated subsidiary, conducts the main operational role. As a result, five business segments, namely Domestic tobacco, International tobacco, Pharmaceutical, Foods and Others, are used for the consolidated financial statements. As for the results of the year ended March 31, 2005, retroactive application was made in accordance with the new business segments as well.

Management's Discussion and Analysis of Financial Condition and Business Results

The following discussion of our financial conditions and business results should be read in reference to our consolidated financial statements prepared in accordance with Japanese Generally Accepted Accounting Principles ("Japanese GAAP") and other information included in other sections of this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Actual results may differ materially from those estimated in these statements as a result of a number of factors, including, but not limited to, those described in "Major Risks of Businesses".

Business Description and Acquisition of Outside Resources

Japan Tobacco Inc. ("JT") is a joint stock corporation (*kobushiki kaisha*) incorporated under the corporate law of Japan (the "Corporate Law") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets, as one of the largest producers of tobacco products in the world. The total sales of cigarettes of JT and its consolidated subsidiaries (the "JT Group" or "Group") in the fiscal year ended March 31, 2008, excluding tobacco products purchased from overseas tobacco manufacturers and sold to retail stores through its subsidiary, TS Network Co., Ltd. ("TS Network"), was 556.9 billion cigarettes (167.8 billion cigarettes in the domestic market; 3.5 billion cigarettes in the domestic duty-free market and the markets in China, Hong Kong and Macau, which are covered by JT's China Division; and 385.6 billion cigarettes in other overseas markets).

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country in accordance with the Tobacco Business Law. This law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of each product sold in Japan, as well as any changes in these prices, shall be subject to approval by the Minister of Finance. The products are transported from its factories to its distribution bases by its subsidiary, JT Logistics Co., Ltd., and then distributed to retail stores through TS Network. TS Network also acts as the wholesaler of foreign tobacco manufacturers, purchasing and selling their products to retail stores in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. JT paid $5.0 billion for the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill. JT also acquired non-U.S. tobacco-related trademarks and intellectual properties for $2.7 billion and other assets for $0.1 billion. The acquisition, worth a total of $7.8 billion, was financed by a syndicated loan of $5.0 billion and $2.8 billion in cash. The syndicated loan was later refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies. JT repaid in full the long-term loans from banks and insurance companies, and redeemed the foreign bonds by July 2004. We are due to redeem the domestic bonds in June 2009. As a result of this acquisition, JT obtained increased access to overseas markets, especially in Europe and Russia, and the rights in almost all countries outside the United States to internationally recognized trademarks such as Winston, Camel and Salem. Since this acquisition, JT's international tobacco business - of which JT International (JTI) constitutes the core - has consistently maintained strong growth.

In the fiscal year ended March 31, 2008, we completed the procedures for the acquisition of Gallaher Group Plc to make it a wholly owned subsidiary of JT on April 18, 2007. The acquisition price was approximately £7.50 billion (approximately ¥1,720 billion), and the total acquisition price including the assumption of net interest-bearing debt was approximately £9.44 billion (approximately ¥2,180 billion). This acquisition resulted in goodwill of US$15.1 billion. Of the total value, approximately ¥820 billion was covered by our own funds, ¥450 billion by a loan from Mizuho Bank, Ltd, and £1.9 billion (approximately ¥450 billion) by a syndicated loan arranged by Merrill Lynch. Of the funds borrowed from Mizuho Bank, the JT Group repaid a total of ¥150 billion in May and July 2007 out of its own funds and refinanced ¥300 billion through new loans totaling ¥150 billion from other domestic banks and through the issuance of domestic bonds totaling ¥150 billion. It repaid the syndicated loan of £1.9 billion with cash and funds borrowed under a new credit line established abroad. As for the domestic bonds, the JT Group is due to redeem ¥50 billion in July 2010, ¥40 billion in July 2011 and ¥60 billion in July 2012.

With the acquisition of Gallaher, we have further strengthened our position as the world's third largest tobacco company. In addition to our strong business foundation in Asia, JT now has an increasing presence in Europe and the CIS region. We aim to maintain sustainable growth as a major tobacco company on the strength of our geographically well-balanced operations and our ample growth potential. JT's international tobacco business aims to enhance its role as the driver of the JT Group's profit growth by achieving top-line growth. As we proceed with the business integration of JTI and Gallaher, we will seek to gain both top-line synergy and cost synergy. We now count eight brands among our list of global flagship brands ("GFBs"): Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. We intend to actively explore opportunities for top-line growth on the strength of these GFBs, which form the core of our new brand portfolio.

As of the end of April 2005, JT terminated its contracts with

Mitsubishi Corporation ("Mitsubishi") and Kokuba-Gumi Co., Ltd., under which Mitsubishi imported Camel, Winston and Salem, from JT International S.A. to Japan and sold them through TS Network throughout Japan except for Okinawa Prefecture, where they were imported and sold by Kokuba-Gumi. Since then, JT has been importing, manufacturing and selling these products in Japan on its own.

JT also terminated the production and sale of Marlboro brand cigarettes in April 2005 upon the expiration of its licensing contract with Philip Morris Products S.A. for this brand, which was signed in 1973.

In addition to the tobacco business, the JT Group has been actively engaged in its foods and pharmaceutical businesses in order to diversify its source of future profits and cash flow.

In its pharmaceutical business, the JT Group focuses on the research and development of prescription drugs. In the domestic market, Torii Pharmaceutical Co., Ltd., in which JT acquired a stake of 53.5% for approximately ¥42 billion in December 1998, manufactures and sells prescription drugs through its extensive marketing network. In the overseas market, JT derives revenue principally from royalties on the licensing of its successful anti-HIV drug.

In its foods business, the JT Group principally manufactures and sells beverages, processed foods and seasonings in the domestic market. Chilled foods operations are mainly undertaken by its Australian foods subsidiary, Hans Continental Smallgoods Pty. Ltd. JT's presence in the beverage market was substantially expanded through the acquisition of a majority stake in Unimat Corporation, a nationwide operator of soft drink vending machines that was later renamed Japan Beverage Inc., for approximately ¥29 billion in a two-stage deal implemented in April and September 1998. In addition, JT acquired the food business of Asahi Kasei Corporation for approximately ¥24 billion in July 1999. In the fiscal year ended March 31, 2008, the JT Group made Katokichi Co. a subsidiary by acquiring additional shares in the company for approximately ¥102 billion, increasing its equity stake in Katokichi Co. from 5% to approximately 94%, in January 2008. Following the acquisition of all voting rights of Katokichi Co. on April 18, 2008, the JT Group intend to concentrate its processed foods operations, including frozen foods operations and seasonings operations, at Katokichi beginning on July 1, 2008. Through this realignment, Katokichi will consolidate its foundation as a unique foods manufacturer on the strength of its processed foods business - including the frozen foods business, which will be the largest in Japan - and its superior technology for the production of seasonings.

Under the JT Law, JT must obtain approval from the Minister of Finance with regard to certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares and bonds with subscription rights for new shares) and (2) resolutions adopted at shareholder meetings for any amendments to the Articles of Incorporation and appropriation of retained earnings. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of the JT shares that were issued upon the company's establishment in 1985, as adjusted for any subsequent stock split or consolidation of shares. The amended JT Law allows JT to issue new shares to the extent that the number of shares held by the government remains at more than one-third of the outstanding shares.

Overview

Our net sales totaled ¥6,409.7 billion for the year ended March 31, 2008, compared with ¥4,769.4 billion for the year ended March 31, 2007. The domestic and international tobacco businesses accounted for 52.5% and 41.2%, respectively, of our net sales in the year ended March 31, 2008, compared with 71.6% and 21.0% in the year ended March 31, 2007. In recent years, net sales for our international tobacco business have become an increasingly important component of our total net sales.

Our operating income totaled ¥430.6 billion for the year ended March 31, 2008, compared with ¥332.0 billion for the year ended March 31, 2007. Although our foods business has generated operating income since the year ended March 31, 2005, our pharmaceutical business has posted operating losses every year since the year ended March 31, 1998, when we started to disclose segment-by-segment information, with the exception of the year ended March 31, 2005. As a result, we derive almost all of our operating income from our tobacco business.

Results by Industry Segment

Table of Results by Industry Segment

For years ended March 31	Millions of yen		Millions of U.S. dollars
	2006	2007	
Net sales	¥ 4,637,657	¥ 4,769,387	
Tobacco Business			
Domestic	3,405,281	3,416,274	
International	881,188	999,658	
Pharmaceutical Business	49,257	45,452	
Foods Business	278,378	286,554	
Other Business	23,553	21,449	

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Operating income	¥ 306,946	¥ 331,991	
Tobacco Business			
Domestic	220,095	245,388	
International	71,031	81,085	
Pharmaceutical Business	(5,057)	(11,207)	
Foods Business	6,325	6,705	
Other Business	8,673	9,331	
Elimination/Corporate	5,879	689	

Domestic Tobacco: Net sales for our domestic tobacco business totaled ¥3,362.4 billion in the year ended March 31, 2008, compared with ¥3,416.3 billion in the year ended March 31, 2007. Although these sales figures include sales of tobacco products manufactured by foreign tobacco companies and sold by us in Japan, our profit margins on such products are significantly lower than those on our own products, since our role in their sales is limited to distribution.

International Tobacco: Net sales for our international tobacco business totaled ¥2,640 billion in the year ended March 31, 2008, compared with ¥999.7 billion in the year ended March 31, 2007. International tobacco sales include overseas sales of products manufactured by our overseas subsidiaries and sales of tobacco products manufactured in Japan and exported to foreign countries.

Pharmaceutical: Our pharmaceutical business accounted for approximately 0.8% of our net sales in the year ended March 31, 2008, compared with 1.0% in the year ended March 31, 2007. The pharmaceutical business recorded an operating loss of ¥9.6 billion in the business year ended March 31, 2008, compared with an operating loss of ¥11.2 billion in the year ended March 31, 2007. We expect the pharmaceutical business to remain unprofitable for at least the next few years.

Foods: Our foods business accounted for approximately 5.2% of our net sales in the year ended March 31, 2008, compared with 6.0% in the year ended March 31, 2007. Operating income generated by the foods business totaled ¥0.7 billion in the year ended March 31, 2008, compared with ¥6.7 billion in the year ended March 31, 2007.

Other: Our "other business" segment accounted for approximately 0.3% of our net sales in the year ended March 31, 2008 compared with 0.4% in the year ended March 31, 2007. Net sales in this segment have been gradually decreasing in recent years. Operating income generated by this segment totaled ¥10.4 billion in the year ended March 31, 2008, compared with ¥9.3 billion in the year ended March 31, 2007. Currently, we have no plans to expand our "other business" segment. Therefore, we expect sales in this segment to decrease gradually as we review operations.

Results by Geographic Segment

We divide our operations into three geographic segments based on the business territories of the JT Group's main business entities: Japan, Western Europe (including Switzerland, France and Germany) and other regions. Our "other regions" segment comprises primarily Asia (excluding Japan but including China, Hong Kong and Macau), Canada, Russia and the other Commonwealth of Independent States nations, the Middle East and Africa.

Table of Results by Geographic Segment

For years ended March 31	Millions of yen		Millions of U.S. dollars
	2006	2007	
Net sales	¥ 4,637,657	¥ 4,769,387	
Japan	3,709,964	3,718,450	
Western Europe	338,606	353,831	
Other	589,087	697,106	

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Operating income	¥ 306,946	¥ 331,991	
Japan	228,137	248,482	
Western Europe	(847)	(18,810)	
Other	72,865	101,552	
Elimination/Corporate	6,791	767	

Japan: Net sales in Japan in the year ended March 31, 2008 decreased by ¥6.7 billion, or 0.2%, from the previous year to ¥3,711.8 billion, as a decline in the sales volume outweighed the positive effects of a rise in unit sales prices based on the revision of retail prices. Operating income in the year ended March 31, 2008 dropped by ¥26.1 billion, or 10.5%, from the previous year to ¥222.3 billion. This was primarily due to increases in sales promotion expenses and raw materials costs, as well as the decline in the sales volume.

Net sales in Japan in the year ended March 31, 2007 increased by ¥8.5 billion, or 0.2%, from the previous year to ¥3,718.5 billion. Despite a sales volume decrease in our domestic tobacco business, revenue increased in line with unit sales price increases based on the revision of retail prices. Operating income for the year ended March 31, 2007 increased by ¥20.3 billion, or 8.9%, to ¥248.5 billion in comparison with the previous fiscal year. This was due primarily to the above mentioned unit sales price increase and cost reductions.

Western Europe: Net sales in Western Europe in the year ended March 31, 2008 increased by ¥1,324.9 billion, or 374.5%, from the previous year to ¥1,678.8 billion, mainly due to the acquisition of Gallaher, which has a large market share in Britain, Ireland, etc. Operating income in the year ended March 31, 2008 totaled ¥55.9 billion, an improvement of ¥74.7 billion from the previous year's loss of ¥18.8 billion.

Net sales in Western Europe for the year ended March 31, 2007 increased by ¥15.2 billion, or 4.5%, from the previous year to ¥353.8 billion. This was primarily due to favorable exchange rates that expanded yen-denominated revenue and thus offset the negative impact of a hike in the tobacco excise tax in Spain. Operating losses in the year ended March 31, 2007 increased by ¥18.0 billion from the previous year to ¥18.8 billion. This was primarily due to the negative effects of Spain's tobacco tax hike and a change in the way of booking sales in Japan of products handled by JT's international tobacco business (such sales, which had previously been booked in the account of our international business, have been booked in the account of the domestic business since May 2005).

Other Regions: Net sales in other regions in the year ended March 31, 2008 increased by ¥322.1 billion, or 46.2%, from the previous year to ¥1,019.2 billion. This was primarily due to the acquisition of Gallaher. Operating income in the year ended March 31, 2008 increased by ¥49.8 billion, or 49.1%, from the previous year to ¥151.4 billion.

Net sales in other regions in the year ended March 31, 2007 increased by ¥108.0 billion, or 18.3%, from the previous year to ¥697.1 billion. This was primarily due to an increase in international tobacco sales by JT International, particularly in countries such as Russia, Iran, Turkey and Ukraine. Operating income in the year ended March 31, 2007 increased by ¥28.7 billion, or 39.4%, from the previous year to ¥101.6 billion.

Outlook of Results for the Year Ending March 31, 2009

It is too early to forecast business results for the fiscal year ending March 31, 2009. However, based on current trends and other factors that we are aware of at this point, we expect a revenue increase and a profit decrease in our business performance. We believe that net sales for JT's domestic tobacco business will fall amid the accelerating decline in overall tobacco demand in Japan, while those for JT's international tobacco business will increase due to the inclusion of JT's full-year results of Gallaher and growth in sales of the GFBs, which will offset the unfavorable effects of exchange rate movements. We also expect net sales for JT's foods business to grow thanks to the inclusion of the Katokichi Group's results.

Meanwhile, we expect our operating income to decline due to factors such as the start of goodwill amortization related to our international tobacco business, following a revision of accounting standards, the additional cost of goodwill amortization stemming from our acquisition of the Katokichi Group and an increase in raw materials costs.

Although we expect our bottom line to benefit from a decrease in the exchange losses we incurred on euro-denominated bonds held by a consolidated subsidiary in the term-end evaluation of the previous year, we expect our net income to decline due to factors such as a decrease in operating profit, an increase in interest payments on borrowings and bonds related to the acquisition of Gallaher, a decrease in profits from the sale of fixed assets, and costs related to the demolition of company-owned residences for employees.

Our actual operating results may differ significantly from those described above as a result of a number of factors including, but not limited to, those discussed in the "Major Risks of Businesses."

Consolidated Business Results

Consolidated Income Statement

	Millions of yen		Millions of U.S. dollars
For years ended March 31	2006	2007	
Net sales	¥ 4,637,657	¥ 4,769,387	
Cost of sales	3,734,074	3,844,768	
Gross profit	903,583	924,619	
Selling, general and administrative expenses	596,637	592,628	
Operating income	306,946	331,991	
Other income (expenses), net	(5,953)	5,205	
Income before income taxes and minority interest	300,993	337,196	
Income taxes	94,896	121,405	
Income before minority interest	206,097	215,791	
Minority interest	4,555	5,019	
Net income	¥ 201,542	¥ 210,772	

Year Ended March 31, 2008 Compared with Year Ended March 31, 2007

Net Sales

Net sales for the year ended March 31, 2008 increased by ¥1,640.3 billion, or 34.4% from the previous year to ¥6,409.7 billion. The net sales amounts indicated below represent the amounts excluding inter-segment transactions.

• Domestic Tobacco Business

Net sales in our domestic tobacco business are comprised of domestic sales (including duty-free sales) of tobacco products manufactured by the JT Group in and outside Japan, domestic sales of products manufactured by foreign tobacco manufacturers and distributed by our subsidiaries as wholesalers and sales in the China, Hong Kong and Macau markets, which are covered by JT's China Division. Net sales for our domestic tobacco business totaled ¥3,362.4 billion in the year ended March 31, 2008, a decrease of ¥53.9 billion, or 1.6%, from the previous year. The sales volume of JT's tobacco products in Japan decreased by 7.2 billion cigarettes, or 4.1%, from the previous year to 167.8 billion cigarettes (see note). The sales volume declined due to the continued decrease in total cigarette demand caused by factors such as: the aging Japanese population, growing consciousness of health risks associated with smoking, tightened smoking regulations, and revision of retail prices based on a hike in the tobacco excise tax implemented in July 2006. Our market share increased by 0.1 percentage points compared with the previous year, to 64.9%. Net sales (excluding excise tax) per 1,000 cigarettes increased by ¥67, or 1.7%, from the previous year to ¥4,057, mainly due to a hike in unit sales prices caused by the

revision of retail prices.

Note: Our domestic sales volume includes 3.5 billion cigarettes sold in domestic duty-free markets and in the China, Hong Kong and Macau markets, which are covered by JT's China Division.

• **International Tobacco Business**

Net sales for our international tobacco business totaled ¥2,640 billion, an increase of ¥1,640.3 billion, or 164.1%, from the previous year. The sales volume of our international tobacco business increased by 145.5 billion cigarettes, or 60.6%, to 385.6 billion cigarettes, thanks mainly to the acquisition of Gallaher and strong demand for GFBs, which we are prioritizing as the driver of our profit growth. The sales volume of GFBs increased by 58 billion cigarettes, or 40%, to 203.2 billion cigarettes. The increase was attributable to brisk sales of Winston in Russia, Ukraine, Turkey and Spain and of Camel in Spain, France, Italy and Russia, as well as the addition to our collection of GFBs of Benson & Hedges and Silk Cut, sold mainly in Britain and Ireland, and LD, Sobranie and Glamour, sold mainly in Russia, Ukraine and Kazakhstan. Sales denominated in foreign currencies are first converted into dollar terms and then into yen terms based on the average exchange rate for the relevant accounting period. Sales in dollar terms increased due to an expansion in the sales volume of GFBs as well as the acquisition of Gallaher. Sales in yen terms increased due in part to the yen's depreciation against the dollar.

The 12-month average exchange rate between the Japanese yen and the U.S. dollar that was used for the conversion of sales for the year ended March 31, 2008 was ¥117.85 to $1.00, compared with ¥116.38 to $1.00 for the year ended March 31, 2007.

• **Pharmaceutical Business**

Net sales for our pharmaceutical business increased by ¥3.6 billion, or 7.9%, from the previous fiscal year to ¥49.1 billion in the year ended March 31, 2008. A decrease in royalty revenue from Viracept, an anti-HIV drug, was more than offset by the milestone revenue related to the progress made in the development of the anti-dyslipidemia agent JTT-705, licensed to the Roche Group in October 2004, and an increase in Torii Pharmaceutical's sales.

• **Foods Business**

Net sales for our foods business increased by ¥49.9 billion, or 17.4%, from the previous year to ¥336.4 billion. Sales of beverage products increased by ¥4.2 billion, or 2.2%, to ¥194.9 billion. We have steadily expanded our beverage business, mainly through the vending machine operations of Japan Beverage Inc., a JT subsidiary. Sales of processed foods increased by ¥45.7 billion, or 47.7%, from the previous year to ¥141.5 billion. The impact of food poisoning cases caused by frozen foods contaminated with pesticide was more than offset by the integration of the Katokichi Group.

Cost of Sales

Cost of sales in the year ended March 31, 2008 increased by ¥1,384.2 billion, or 36.0%, from the previous year to ¥5,228.9 billion, mainly due to the inclusion of Gallaher's results in those of our international tobacco business and an increase in raw materials costs in our domestic tobacco business. These factors were partially offset by a decrease in the sales volume of the domestic tobacco business.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the year ended March 31, 2008 increased by ¥157.6 billion, or 26.6%, from the previous year to ¥750.2 billion. The increase was attributable to the acquisition of Gallaher and an increase in sales promotion expenses in our domestic tobacco business.

Operating Income

As a result of the above factors, operating income in the year ended March 31, 2008 increased by ¥98.6 billion, or 29.7%, from the previous year to ¥430.6 billion. Operating income by business segment was as follows:

• **Domestic Tobacco Business**

Operating income for our domestic tobacco business in the year ended March 31, 2008 decreased by ¥23.0 billion, or 9.4%, from the previous year to ¥222.3 billion. The decrease was attributable mainly to a decline in the sales volume and increases in sales promotion expenses and raw materials costs.

• **International Tobacco Business**

Operating income for our international tobacco business in the year ended March 31, 2008 increased by ¥124.3 billion, or 153.3%, from the previous year to ¥205.4 billion, mainly due to the acquisition of Gallaher. A decline in the exchange rate of the Japanese yen against the U.S. dollar contributed to the increase in profit in yen terms.

• **Pharmaceutical Business**

Our pharmaceutical business recorded an operating loss of ¥9.6 billion in the year ended March 31, 2008, representing an improvement of ¥1.6 billion in the operating balance from the previous year. An increase in R&D expenses, including a down payment made for Keryx's hyperphosphatemia drug, was more than offset by the milestone revenue related to the progress made in the development of the anti-dyslipidemia agent JTT-705, licensed to the Roche Group.

• **Foods Business**

Operating income for our foods business in the year ended March 31, 2008 decreased by ¥6.0 billion, or 90.1%, from the previous year to ¥0.7 billion. The decrease was attributable to an increase in raw materials costs and goodwill amortization related to the acquisition of the Katokichi Group.

• **Others**

Operating income for our other businesses in the year ended March 31, 2008 increased by ¥1.1 billion, or 12.0%, from the previous year to ¥10.4 billion mainly due to an increase in real estate rental revenue.

Other Expenses/Income (on a net basis)

We booked other expenses totaling ¥57.9 billion (on a net basis) in the year ended March 31, 2008, a deterioration of ¥63.1 billion from

the previous year's net income of ¥5.2 billion. This reflected increases in interest payments on borrowings and bonds related to the acquisition of Gallaher, exchange losses, losses on securities holdings of a consolidated subsidiary, an increase in costs related to the introduction of age-verifying cigarette vending machines, rationalization costs resulting from progress in the integration of our international tobacco business, an improvement in the balance of profits and losses on the sale of fixed assets, and costs related to the withdrawal of some frozen foods products in response to cases of pesticide contamination.

Income before Income Taxes and Minority Interests

As a result of the above factors, income before income taxes and minority interests in the year ended March 31, 2008 increased by ¥35.4 billion, or 10.5%, from the previous year to ¥372.6 billion.

Income Taxes

Income taxes in the year ended March 31, 2008 increased by ¥7.0 billion, or 5.7%, from the previous year to ¥128.4 billion. The actual effective tax rate in the year ended March 31, 2008 decreased by 1.55 points to 34.45%, mainly due to a rise in the proportion of profits earned in overseas markets, where the effective tax rates are relatively low.

Income before Minority Interests

Income before minority interests in the year ended March 31, 2008 increased by ¥28.4 billion, or 13.2%, from the previous year to ¥244.2 billion. Minority interests in the year ended March 31, 2008 increased by ¥0.5 billion, or 10.2%, from the previous year to ¥5.5 billion.

Net Income

As a result of the above factors, net income in the year ended March 31, 2008 increased by ¥27.9 billion, or 13.3%, from the previous year to ¥238.7 billion.

Year Ended March 31, 2007 Compared with Year Ended March 31, 2006

Net Sales

Net sales in the year ended March 31, 2007 decreased by ¥131.7 billion, or 2.8%, from the previous year to ¥4,769.4 billion. The net sales amounts indicated below represent the amounts excluding inter-segment transactions.

• Domestic Tobacco Business

Net sales for our domestic tobacco business are comprised of domestic sales (including duty-free sales) of tobacco products manufactured by the JT Group in and outside Japan, domestic sales of products manufactured by foreign tobacco manufacturers and distributed by our subsidiaries as wholesalers, and sales in the China, Hong Kong and Macau markets, which are covered by JT's China Division. Net sales for our domestic tobacco business in the year ended March 31, 2007 totaled ¥3,416.3 billion, an increase of ¥11.0 billion, or 0.3%, from the previous year. The sales volume of JT's tobacco products in Japan in the year ended March 31, 2007 decreased by 14.5 billion cigarettes, or 7.7%, from the previous year to 174.9 billion cigarettes. The sales volume declined despite the positive effects of the introduction of JTI products such as Camel, Winston and Salem into Japan in May 2005, mainly due to the continued decrease in the total tobacco demand caused by the aging Japanese population, growing consciousness of health risks associated with smoking, tightened smoking regulations and a revision of retail prices based on a hike in the tobacco excise tax implemented in July 2006. The decline also reflected the termination of the licensing agreement for Marlboro products in Japan at the end of April 2005. Our market share decreased by 1.6 percentage points to 64.8%, while net sales (excluding excise tax) per 1,000 cigarettes increased by ¥126, or 3.3%, from the previous year to ¥3,990 due to a hike in unit sales prices caused by the revision of retail prices.

The sales volume of tobacco products in Japan, excluding Marlboro products and including Camel, Winston and Salem (on a like-for-like basis for comparability), in the year ended March 31, 2007 decreased by 11.9 billion cigarettes, or 6.4%, from the previous year, while market share declined 0.7 percentage points. Net sales (excluding excise tax) per 1,000 cigarettes in the year ended March 31, 2007 increased by ¥141, or 3.7%, from the previous year.

Note: Our domestic sales volume includes 3.4 billion cigarettes sold in domestic duty-free markets and in the China, Hong Kong and Macau markets, which are covered by JT's China Division.

• International Tobacco Business

Net sales for our international tobacco business in the year ended March 31, 2007 totaled ¥999.7 billion, an increase of ¥118.5 billion, or 13.4% from the previous year. The sales volume of our international tobacco business in the year ended March 31, 2007 increased by 19.8 billion cigarettes, or 9.0%, to 240.1 billion cigarettes due mainly to strong demand for GFBs, on which we are prioritizing as the driver of our profit growth. The sales volume of GFBs in the year ended March 31, 2007 increased by 15.3 billion cigarettes, or 11.4%, from the previous year to 149.1 billion cigarettes. The increase was attributable to brisk sales of Camel in Italy and France, of Winston in Russia, Spain, Iran, Turkey and Ukraine and of Mild Seven in Russia. The total sales volume and the GFB sales volume of our international tobacco business excluding sales in the Japanese market (on a like-for-like basis for comparability) in the year ended March 31, 2007 increased by 22.7 billion cigarettes, or 10.4%, and by 17.9 billion cigarettes, or 13.6%, from the previous year, respectively. Sales denominated in foreign currencies are first converted into dollar terms and then into yen terms based on the average exchange rate for the relevant accounting period. Sales in dollar terms increased due to an increase in the sales volume of GFBs, among other factors, despite the negative effects of a change in the accounting method used and intense price competition in the Spanish market. Sales in yen terms increased due in part to the yen's depreciation against the dollar.

The 12-month average exchange rate between the Japanese yen

and the U.S. dollar that was used for the conversion of sales in the year ended March 31, 2007 was ¥116.38 to $1.00, compared with ¥110.26 to $1.00 in the year ended March 31, 2006.

• **Pharmaceutical Business**

Net sales for our pharmaceutical business in the year ended March 31, 2007 decreased by ¥3.8 billion, or 7.7%, from the previous year to ¥45.5 billion. Although there were one-time revenues related to the licensing out of a pre-clinical trial stage compound to GlaxoSmithKline and a pre-clinical trial stage antibody drug candidate to MedImmune, royalty revenue from the anti-HIV drug Viracept declined due to increased competition, and sales at subsidiary Torii Pharmaceutical decreased due to the effects of the revision of drug prices and other factors. The decline in net sales also reflected the absence of the one-time revenue from the licensing-out of the anti-HIV agent JTK-303 to Gilead Sciences, which had boosted sales the previous year.

• **Foods Business**

Net sales for our foods business in the year ended March 31, 2007 increased by ¥8.2 billion, or 2.9%, from the previous year to ¥286.6 billion. Net sales in the beverage sector in the year ended March 31, 2007 increased by ¥5.5 billion, or 2.9%, to ¥190.8 billion due mainly to steady expansion of the beverage vending machine sales channel and increased sales of the Roots brand of canned coffee. Net sales in the processed foods sector in the year ended March 31, 2007 increased by ¥2.7 billion, or 2.9%, to ¥95.8 billion as a result of the expansion of operations for frozen processed foods and chilled processed foods.

• **Others**

Net sales for our other businesses in the year ended March 31, 2007 decreased by ¥2.1 billion, or 8.9%, from the previous year to ¥21.4 billion, due mainly to a decrease in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Cost of Sales

Cost of sales in the year ended March 31, 2007 increased by ¥110.7 billion, or 3.0%, from the previous year to ¥3,844.8 billion, principally as a result of the hike in the tobacco excise tax implemented in July 2006, the sales volume increase of our international tobacco business, and the expansion of our foods business. The effects of these factors were partially offset by a decrease in the sales volume of our domestic tobacco business, an improvement in the balance of evaluation gains and losses on our holdings of leaf tobacco due to an increase in the use of domestic-grown tobacco, and the impact of job reductions resulting from an early retirement program introduced in the previous year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses in the year ended March 31, 2007, decreased by ¥4.0 billion, or 0.7%, from the previous year to ¥592.6 billion. The decrease was attributable mainly to factors such as: job reductions resulting from the early retirement program introduced in the previous year, a decrease in sales promotion costs due to a change in the method of booking sales in our international tobacco business and a decrease in royalty payments as a result of the termination of the domestic manufacturing license for Marlboro products at the end of April 2005. However, these positive factors were partially offset by a rise in R&D costs for our pharmaceutical business and an increase in amortization expenses due to a change in the amortization periods applied to a portion of the trademarks held by our international tobacco business.

Operating Income

As a result of the above factors, operating income in the year ended March 31, 2007 increased by ¥25.0 billion, or 8.2%, from the previous year to ¥332.0 billion. Operating income by business segment was as follows:

• **Domestic Tobacco Business**

Operating income for our domestic tobacco business in the year ended March 31, 2007 increased by ¥25.3 billion, or 11.5%, from the previous year to ¥245.4 billion. The increase was mainly attributable to factors such as: a rise in unit sales prices due to the revision of retail prices based on a hike in the tobacco tax implemented in July 2006, job reductions resulting from the early retirement program introduced in the previous year, and an improvement in the balance of evaluation gains and losses on holdings of leaf tobacco due to an increase in the use of domestic-grown tobacco. These positive factors were partially offset by the decrease in sales volume.

• **International Tobacco Business**

Operating income for our international tobacco business in the year ended March 31, 2007 increased by ¥10.1 billion, or 14.2%, from the previous year to ¥81.1 billion. This was primarily due to brisk sales of the GFBs, which we are prioritizing as the driver of our profit growth. However, the brisk sales of the GFBs were partially offset by the impact of the transfer of JTI's Japan business to our domestic tobacco business in May 2005, intense price competition in the Spanish market, an increase in the cost of investment to boost our production capacity, and a rise in amortization expenses due to a change in the amortization periods applied to a portion of the trademarks held by our international tobacco business. The decline in the exchange rate of the Japanese yen against the U.S. dollar contributed to the increase in profit in yen terms.

• **Pharmaceutical Business**

Our pharmaceutical business recorded an operating loss of 11.2 billion yen in the year ended March 31, 2007, representing a deterioration of ¥6.1 billion from the previous year in the operating balance. This was attributable mainly to a decrease in net sales and an increase in R&D expenses due to progress in our R&D activities.

• **Foods Business**

Operating income for our foods business in the year ended March 31, 2007 increased by ¥0.4 billion, or 6.0%, from the previous year to ¥6.7 billion. This was due mainly to an improvement in margins resulting from an expansion of the business. However, the

improved margins were partially offset by an increase in fixed costs such as personnel expenses.

• Others

Operating income for our other businesses in the year ended March 31, 2007 increased by ¥0.7 billion, or 7.6%, from the previous year to ¥9.3 billion. The increase was due mainly to a rise in real estate rental revenue. The increased real estate rental revenue was partially offset by a decline in the number of consolidated subsidiaries as a result of the transfer of their shares to other parties.

Other Expenses/Income (on a net basis)

We booked net income of ¥5.2 billion on a net basis in the year ended March 31, 2007, an improvement of ¥11.2 billion from the previous year's net expenses. Although we incurred costs related to currency hedging and bridge loans related to the acquisition of Gallaher, as well as expenses related to the introduction of vending machines with an age verification function, we benefited from an increase in net gains on the sales and disposal of fixed assets, a decrease in impairment losses, and a decrease in business restructuring costs.

Income before Income Taxes and Minority Interests

As a result of the above factors, income before income taxes and minority interests in the year ended March 31, 2007 increased by ¥36.2 billion, or 12.0%, from the previous year to ¥337.2 billion.

Income Taxes

Income taxes in the year ended March 31, 2007 increased by ¥26.5 billion, or 27.9%, from the previous year to ¥121.4 billion. The actual effective tax rate in the year ended March 31, 2007 increased by 4.5 percentage points to 36.0%. This was due mainly to a rise in the effective tax rate applied in Japan due to the termination of tax deductions for IT investments and reduction of tax credit for R&D expenses. Also, the increase was partly a reaction to the previous year's temporary drop, which resulted from the application of deferred tax accounting to some foreign consolidated subsidiaries.

Income before Minority Interests

Income before minority interests in the year ended March 31, 2007 increased by ¥9.7 billion, or 4.7%, from the previous year to ¥215.8 billion. Minority interests in the year ended March 31, 2007 increased by ¥0.5 billion, or 10.2%, from the previous year to ¥5.0 billion.

Net Income

As a result of the above factors, net income in the year ended March 31, 2007 increased by ¥9.2 billion, or 4.6%, from the previous year to ¥210.8 billion.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base that enables the implementation of capital expenditures, the acquisition of outside resources, and R&D activities in a cost-efficient manner, in order to achieve business expansion without being affected by short-term fluctuations in revenues. We raise the necessary funds principally from cash flows provided by operations, borrowing from financial institutions and the issuance of long-term bonds.

Cash Flows

• Overview

As of March 31, 2007 and March 31, 2008, cash and cash equivalents totaled ¥1,179.5 billion and ¥215.0 billion, respectively.

	Millions of yen		Millions of U.S. dollars
For years ended March 31	2006	2007	
Net cash provided by operating activities	¥ 150,343	¥ 435,958	
Net cash provided by (used in) investing activities	(26,358)	(149,692)	
Net cash used in financing activities	(48,135)	(32,635)	
Effect of exchange rate changes and other	15,205	5,749	
Net increase in cash and cash equivalents	91,055	259,380	
Cash and cash equivalents at beginning of the period	829,087	920,142	
Cash and cash equivalents at end of the period	¥ 920,142	¥ 1,179,522	

Year Ended March 31, 2008 Compared with Year Ended March 31, 2007

Net cash generated by operating activities was ¥145.0 billion in the year ended March 31, 2008, down from ¥436.0 billion in the year ended March 31, 2007. The acquisition of Gallaher has enhanced the ability of our tobacco business to generate cash flows in a stable manner. However, this was more than offset by the one-time factor of an increase in the payment of tobacco excise tax. In the year

ended March 31, 2008, we paid 13 months' worth of tobacco excise tax compared with the 11 months' worth paid in the previous year, because the tax payment for the last month of the previous year was carried over to the following year as a result of the last day of that month falling on a bank holiday.

Net cash used in investment activities in the year ended March 31, 2008 was ¥1,668.6 billion compared with ¥149.7 billion for the year ended March 31, 2007. The increase mainly reflected the acquisition of shares in Gallaher Plc and Katokichi Co.

Net cash generated by financing activities was ¥519.0 billion, compared with ¥32.6 billion in net cash used in such activities in the year ended March 31, 2007. This was mainly due to the issuance of bonds and borrowings from banks made for the purpose of raising funds for the acquisition of Gallaher.

Year Ended March 31, 2007 Compared with Year Ended March 31, 2006

Net cash generated by operating activities was ¥436.0 billion in the year ended March 31, 2007, compared with ¥150.3 billion in the year ended March 31, 2006. The increase was mainly due to the ability of our tobacco business to generate cash flows in a stable manner, an increase in tobacco excise taxes payable as the last day of the year ended March 31, 2007 fell on a bank holiday, and a decrease in the payment of retirement benefits related to a voluntary retirement program.

Net cash used in investment activities was ¥149.7 billion in the year ended March 31, 2007, compared with ¥26.4 billion used in the year ended March 31, 2006. An increase in proceeds from the sale and redemption of securities was more than offset by an increase in outlays due to the acquisition of shares in Gallaher.

Net cash used in financing activities was ¥32.6 billion in the year ended March 31, 2007, compared with ¥48.1 billion in the year ended March 31, 2006. The decrease in net cash used was primarily due to short-term borrowing by our subsidiaries, which offset an increase in dividend payments.

Liquidity and Fund Needs

We need liquidity mainly for capital expenditures, working capital, acquisition of outside resources and debt repayments, as well as payments of interest, dividends and income taxes.

• Capital Expenditures

Capital expenditures include outlays on machinery and equipment for factories, trademarks and other tangible and intangible assets necessary for enhancing the productivity of our factories and other facilities, strengthening our competitiveness, and operating in various business fields.

	Millions of yen		Millions of U.S. dollars
For years ended March 31	2006	2007	
Capital expenditures	¥ 98,927	¥ 102,147	

In the year ended March 31, 2008, we made capital expenditures totaling ¥129.6 billion. In our domestic tobacco business, we spent ¥57.2 billion, mainly on measures to streamline manufacturing processes, strengthen our ability to respond flexibly to supply and demand fluctuations with regard to an increasingly diverse range of products, develop new products and replace vending machines. In our international tobacco business, we invested ¥48.4 billion for the purpose of expanding our production capacity. In our pharmaceutical business, we spent ¥4.3 billion on the construction of production and research facilities, while we invested ¥6.0 billion in our foods business, mainly for enhancing production facilities. In our other businesses, we made capital expenditures of ¥14.8 billion, mainly for real estate development.

For the year ended March 31, 2007, we made capital expenditures totaling ¥102.1 billion. In our domestic tobacco business, we invested ¥55.2 billion, principally to streamline manufacturing processes, strengthen our ability to respond flexibly to supply and demand fluctuations with regard to an increasingly diverse range of products, enhance development of new products and install new vending machines. In our international tobacco business, we invested ¥32.0 billion, mainly to increase our production capacity. In our pharmaceutical business, we invested ¥3.0 billion to improve production and R&D facilities. In our foods business, we invested ¥4.9 billion, primarily to strengthen production facilities. In our other businesses, we invested ¥8.1 billion, principally to improve sales facilities.

In the year ended March 31, 2006, we made capital expenditures totaling ¥98.9 billion. In our domestic and international tobacco businesses, we invested ¥75.0 billion and ¥25.0 billion, respectively, mainly to streamline manufacturing processes, strengthen our ability to respond flexibly to supply and demand fluctuations with regard to an increasingly diverse range of products, and enhance new product development. In our pharmaceutical business, we invested ¥2.1 billion for the improvement of production and R&D facilities and other purposes. In our foods business, we invested ¥4.6 billion, primarily to strengthen production facilities. In our other businesses, we invested ¥19.3 billion, principally for real estate development. The amount of capital expenditures made for our domestic tobacco business includes spending on the acquisition of goodwill in relation to the integration of Japanese operations acquired from foreign tobacco business subsidiaries. The amount of spending on the

goodwill, together with the amount of other internal transactions, was excluded from the total capital expenditures.

For the year ending March 31, 2009, we plan to make capital expenditures totaling approximately ¥149.0 billion. In our domestic tobacco business, we plan to invest approximately ¥63.0 billion to improve productivity and reduce costs, while in our international tobacco business, we plan to spend approximately ¥56.0 billion to increase production capacity. We have earmarked approximately ¥3.0 billion in investment for our pharmaceutical business to improve the R&D, approximately ¥23.0 billion for our foods business to enhance production facilities and approximately ¥4.0 billion for our other businesses to carry out real estate development.

Our actual capital expenditures may differ significantly from the planned figures as a result of a number of factors including, but not limited to, those discussed in the "Major Risks of Businesses."

• Working Capital

We need working capital mainly for purchasing raw materials, including leaf tobacco and other inventory items, the payment of salaries and wages, sales expenses, advertising and promotion expenses, tax payments and R&D expenses.

• Acquisition of Outside Resources

As necessary, we may invest in or acquire companies deemed to have the potential to help us diversify our cash flow sources and improve our profitability.

• Dividends

We need sufficient liquidity to make our scheduled dividend payments. As our basic dividend policy, we aim to achieve a consolidated dividend payout ratio of 20% as a first step, with the impact of goodwill amortization excluded from the net income used as a basis for calculating the payout ratio. We will continue to provide a competitive level of return to shareholders in light of the implementation status of our mid- to long-term growth strategies and the outlook of our consolidated financial results, with a view to increasing our dividend payments further.

• Stock Repurchases

A repurchase of our own shares requires cash outlays. In order to repurchase our own shares in a flexible manner, we amended the Articles of Incorporation at the general shareholders' meeting held on June 24, 2004 so that we could make repurchases based on a resolution made by the Board of Directors. As of March 31, 2008, we held 419,920 shares of common stock as treasury stock. We may continue to hold the repurchased shares as treasury stock or use them for share retirement or for other purposes. Stock repurchases provide our management with an additional option for increasing flexibility and speed in capital management in order to adapt to a rapidly changing business environment. We will determine the timing, scale and manner of any further repurchase in an appropriate manner in light of our business needs and market trends.

Capital Resources and Use

We have historically had, and expect to continue to have, significant cash flows from operating activities. Cash provided by operating activities was ¥436.0 billion in the year ended March 31, 2007 and ¥145 billion in the year ended March 31, 2008. We expect that cash generated by operating activities will continue to cover capital expenditures and debt repayments.

For substantial capital needs related to the acquisition of outside resources, we may utilize debt financing, primarily borrowings from financial institutions or the issuance of bonds, as needed. (Please see "Long and Short-term Debt" below.)

Equity financing, including warrants and bonds with warrants, requires the approval of the Minister of Finance under the Japan Tobacco Inc. Law. Revisions to the Japan Tobacco Inc. Law that took effect on April 19, 2002 provide us with the flexibility to issue new shares upon the approval of the Minister of Finance to the extent that the Japanese government retains more than one-third of the outstanding shares in JT. In the future, we may choose to raise capital through stock issuance, which would dilute the value of existing shareholders' equity holdings.

Long and Short-term Debt

• Long-term Debt

Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. As of March 31, 2008, long-term debt was ¥1,118.7 billion, of which bonds accounted for ¥716.7 billion. Our remaining long-term debt (including the current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen-denominated long-term bank loans outstanding as of March 31, 2007 and 2008 ranged from 1.50% to 5.20% and 0.65% to 6.17%, respectively. Annual interest rates for long-term loans denominated in other currencies ranged from 6.30% to 8.37% for those outstanding as of March 31, 2007 and from 2.35% to 9.20% for those outstanding as of March 31, 2008.

Maturities of long-term debt (including the current portion) as of March 31, 2008 were as follows:

For years ended March 31	Millions of yen	Millions of U.S. dollars
2009		
2010		
2011		
2012		
2013		
2014 and thereafter		
Total		

As of March 31, 2008, our long-term debt was rated Aa3 by Moody's Investors Service, Inc. and A+ by Standard & Poor's Ratings Services. These ratings are among the highest ratings for international tobacco companies. By maintaining high credit ratings, we can finance large sums of capital at relatively low cost from third parties as needed. Our ability to maintain high ratings is affected by a number of factors such as developments in our major business markets, the quality of execution of our business strategies, and general economic trends in Japan that are beyond our control. The credit ratings are not recommendations for purchasing, selling or holding securities. The ratings could be withdrawn or revised at any time. Each rating should be evaluated separately from other ratings. Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by statutory preferential rights to the property of Japan Tobacco Inc. These rights give bondholders precedence over unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capabilities, we established a medium-term note program in the Eurobond market that allows us to issue up to $5 billion. We may issue notes under this program, as needed, based on a resolution adopted by the Board of Directors.

• Short-term Debt

We take in short-term loans from banks and other financial institutions. Short-term loans totaled ¥53.7 billion as of March 31, 2007, including ¥53.5 billion in foreign currency-denominated loans, and ¥269.0 billion as of March 31, 2008, including ¥162.4 billion in foreign currency-denominated loans. Annual interest rates applicable to yen denominated short-term bank loans ranged from 1.625% to 1.875% as of March 31, 2007 and from 0.01% to 7.047% as of March 31, 2008. Annual interest rates applicable to short-term loans denominated in other currencies ranged from 4.40% to 16.00% as of March 31, 2007 and from 3.69% to 12.70% as of March 31, 2008.

As a Japanese commercial custom, short-term and long-term bank loans are extended under general agreements stipulating that, under certain circumstances, collateral or guarantees for present and future debts should be provided upon the request of the bank, and that the bank shall have the right, as the debt obligations become due or in the event of default, to offset cash deposits against debts due to it. We have never been requested to provide such collateral or guarantee.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies of our operations. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments including interest rate swaps, foreign currency forward contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designed to mitigate the risks arising from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are exposed to credit-related risk in the event of default by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings deemed to have no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk in relation to financing activities. Interest rate swap agreements that qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreement is accrued and included in interest expenses.

We use foreign currency forward contracts, currency swaps and currency option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Gains or losses arising from changes in the value of the contracts that qualify for hedge accounting are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. On the other hand, hedging contracts mainly related to our international tobacco operations do not qualify for hedge accounting and therefore we recognize changes in the value of foreign currency derivative instruments against earnings in the period in which they occur. This could result in gains or losses from fluctuations in exchange rates related to a derivative contract being recognized in a different period from the one in which the gains or losses expected from the underlying forecasted transactions are recognized.

For information about the contract and notional amount of interest rate swaps, foreign currency forward contracts and currency option and other derivative contracts outstanding as of March 31, 2007 and 2008 that did not qualify for hedge accounting, see Note 18 to the audited consolidated financial statements included in this annual report.



Consolidated Balance Sheets

Japan Tobacco Inc. and Consolidated Subsidiaries / March 31, 2007 and 2008

	Millions of yen	Millions of U.S. dollars (Note 2)
Assets	2007	
Current assets:		
Cash and cash equivalents (Note 5)	¥ 1,179,522	
Short-term investments (Note 6)	6,167	
Trade notes and accounts receivable	149,385	
Inventories (Note 7)	417,276	
Other current assets (Note 9)	89,997	
Allowance for doubtful accounts	(1,539)	
Total current assets	1,840,808	
Property, plant and equipment (Note 8):		
Land	131,818	
Buildings and structures	598,558	
Machinery, equipment and vehicles	567,495	
Tools	203,214	
Construction in progress	28,212	
Total	1,529,297	
Accumulated depreciation	(928,861)	
Net property, plant and equipment	600,436	
Investments and other assets:		
Investment securities (Note 6)	260,211	
Investments in and advances to unconsolidated subsidiaries and associated companies	2,725	
Trademarks	154,981	
Goodwill	360,682	
Deferred tax assets (Note 9)	75,457	
Other assets	70,962	
Allowance for doubtful accounts	(1,231)	
Allowance for loss on investments	(368)	
Total investments and other assets	923,419	
Total	¥ 3,364,663	

See notes to consolidated financial statements.

Liabilities and Equity	Millions of yen 2007	Millions of U.S. dollars (Note 2)
Current liabilities:		
Short-term bank loans (Note 8)	¥ 53,706	
Current portion of long-term debt (Note 8)	10,550	
Tobacco excise taxes payable	337,940	
Trade notes and accounts payable	129,765	
Other payable (Note 11)	93,568	
Income taxes payable (Note 9)	60,108	
Consumption taxes payable	35,756	
Other current liabilities (Notes 8, 9 and 11)	91,803	
Total current liabilities	813,196	
Non-current liabilities:		
Long-term debt (Note 8)	155,013	
Liabilities for retirement benefits (Note 11)	282,377	
Deferred tax liabilities (Note 9)	43,436	
Other non-current liabilities (Notes 8 and 11)	46,025	
Total non-current liabilities	526,851	
Commitments and contingent liabilities (Note 15)		
Equity (Notes 3 (p) and 12):		
Common stock – authorized, 40,000,000 shares; issued, 10,000,000 shares in 2007 and 2008	100,000	
Capital surplus	736,400	
Stock acquisition rights (Note 10)	—	
Retained earnings	1,158,337	
Unrealized gain on available-for-sale securities	33,330	
Deferred gain on derivatives under hedge accounting	14,580	
Pension liability adjustment of foreign consolidated subsidiaries	(15,560)	
Foreign currency translation adjustments	7,745	
Treasury stock, at cost – 419,920 shares in 2007 and 2008	(74,578)	
Total	1,960,254	
Minority interests	64,362	
Total Equity	2,024,616	
Total	¥ 3,364,663	



Consolidated Statements of Income

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2006, 2007 and 2008

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	
Net sales	¥ 4,637,657	¥ 4,769,387	
Cost of sales	3,734,074	3,844,768	
Gross profit	903,583	924,619	
Selling, general and administrative expenses (Notes 10 and 13)	596,637	592,628	
Operating income	306,946	331,991	
Other income (expenses):			
Interest and dividend income	5,910	12,103	
Gain on disposition of property, plant and equipment–net	22,881	33,952	
Loss on impairment of long-lived assets (Note 16)	(11,439)	(2,712)	
Interest expense (Note 8)	(5,776)	(6,940)	
Write-down of investment securities	(11)	—	
Business restructuring costs (Notes 11 and 16)	(8,009)	—	
Other–net (Note 16)	(9,509)	(31,198)	
Other income (expenses)–net	(5,953)	5,205	
Income Before Income Taxes and Minority Interests	300,993	337,196	
Income taxes (Note 9):			
Current	49,686	84,481	
Deferred	45,210	36,924	
Total income taxes	94,896	121,405	
Income Before Minority Interests	206,097	215,791	
Minority interests	4,555	5,019	
Net income	¥ 201,542	¥ 210,772	

	Yen		U.S. dollars
	2006	2007	
Amounts per share:			
Basic net income (Notes 3 (o) and 19)	¥ 105,085	¥ 22,001	
Diluted net income (Notes 3 (o) and 19)	—	—	
Cash dividends applicable to the year (Note 3 (o))	16,000	4,000	

See notes to consolidated financial statements



Consolidated Statements of Changes in Equity

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2006, 2007 and 2008

	Thousands	Millions of yen											
	Number of shares of common stock	Common stock	Capital surplus	Stock Acquisition Rights (Note 10)	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries (Note 11)	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2005	2,000	¥100,000	¥736,400	¥ —	¥ 805,927	¥16,888	¥ —	¥ —	¥(86,433)	¥(74,578)	¥1,498,204	¥ —	¥1,498,204
Net income	—	—	—	—	201,542	—	—	—	—	—	201,542	—	201,542
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	—	(5,981)	—	—	—	—	—	(5,981)	—	(5,981)
Appropriations:													
Cash dividends paid (¥15,000 per share)	—	—	—	—	(28,740)	—	—	—	—	—	(28,740)	—	(28,740)
Bonuses to directors and corporate auditors	—	—	—	—	(236)	—	—	—	—	—	(236)	—	(236)
Net increase in unrealized gain on available-for-sale securities	—	—	—	—	—	18,644	—	—	—	—	18,644	—	18,644
Net change in foreign currency translation adjustments	—	—	—	—	—	—	—	—	79,079	—	79,079	—	79,079
Balance, March 31, 2006	2,000	100,000	736,400	—	972,512	35,532	—	—	(7,354)	(74,578)	1,762,512	—	1,762,512
Reclassified balance as of March 31, 2006 (Note 3 (p))	—	—	—	—	—	—	—	—	—	—	—	57,561	57,561
Stock split (Notes 12 and 19)	8,000	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	210,772	—	—	—	—	—	210,772	—	210,772
Minimum pension liability adjustment of foreign consolidated subsidiaries	—	—	—	—	9,818	—	—	—	—	—	9,818	—	9,818
Appropriations:													
Cash dividends paid (¥9,000 per share) for year ended 2006	—	—	—	—	(17,244)	—	—	—	—	—	(17,244)	—	(17,244)
Cash dividends paid (¥1,800 per share) for interim of year ended 2007	—	—	—	—	(17,244)	—	—	—	—	—	(17,244)	—	(17,244)
Bonuses to directors and corporate auditors	—	—	—	—	(197)	—	—	—	—	—	(197)	—	(197)
Adjustment to retained earnings for change in the number of equity method affiliates	—	—	—	—	(80)	—	—	—	—	—	(80)	—	(80)
Net changes in the year	—	—	—	—	—	(2,202)	14,580	(15,560)	15,099	—	11,917	6,801	18,718
Balance, March 31, 2007	10,000	¥100,000	¥736,400	¥ —	¥1,158,337	¥33,330	¥14,580	¥(15,560)	¥ 7,745	¥(74,578)	¥1,960,254	¥64,362	¥2,024,616



Consolidated Statements of Changes in Equity

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2006, 2007 and 2008

	Thousands	Millions of yen											
	Number of shares of common stock	Common stock	Capital surplus	Stock Acquisition Rights (Note 10)	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries (Note 11)	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2007	10,000	¥100,000	¥736,400	¥ —	¥1,158,337	¥ 33,330	¥ 14,580	¥(15,560)	¥ 7,745	¥(74,578)	¥1,960,254	¥64,362	¥2,024,616
Adoption of FIN 48 (Note 3 (s))													
Net income													
Appropriations:													
Cash dividends paid (¥4,400 per share)													
Adjustment to retained earnings for change in the number of equity method affiliates													
Net changes in the year													
Balance, March 31, 2008													

	Millions of U.S. dollars (Note 2)											
	Common stock	Capital surplus	Stock Acquisition Rights (Note 10)	Retained earnings	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Pension liability adjustment of foreign consolidated subsidiaries (Note 11)	Foreign currency translation adjustments	Treasury stock	Total	Minority interests	Total equity
Balance, March 31, 2007	$ 998	$ 7,350	$ —	$ 11,561	$ 333	$ 145	$ (155)	$ 77	$ (744)	$ 19,565	$ 643	$ 20,208
Adoption of FIN 48 (Note 3 (s))												
Net income												
Appropriations:												
Cash dividends paid ($44 per share)												
Adjustment to retained earnings for change in the number of equity method affiliates												
Net changes in the year												
Balance, March 31, 2008												

See notes to consolidated financial statements.



Consolidated Statements of Cash Flows

Japan Tobacco Inc. and Consolidated Subsidiaries / Years ended March 31, 2006, 2007 and 2008

	Millions of yen		Millions of U.S. dollars (Note 2)
	2006	2007	
Operating Activities:			
Income before income taxes and minority interests	¥ 300,993	¥ 337,196	
Adjustments for:			
Income taxes paid	(59,015)	(57,185)	
Depreciation and amortization other than goodwill	124,855	130,106	
Amortization of goodwill	1,590	2,537	
Gain on disposition of property, plant and equipment	(22,881)	(33,952)	
Loss on impairment of long-lived assets	11,439	2,712	
Write-down of investment securities	11	—	
Change in assets and liabilities:			
Decrease (increase) in trade notes and accounts receivable	765	(9,476)	
Decrease (increase) in inventories	44,091	(6,171)	
Increase (decrease) in tobacco excise taxes payable	(13,973)	160,020	
Increase (decrease) in trade notes and accounts payable	20,260	(12,878)	
Decrease in other payable	(125,689)	(22,088)	
Decrease in liabilities for retirement benefits	(6,591)	(21,164)	
Decrease in non-current other payable	(87,377)	(43,142)	
Other — net	(38,135)	9,443	
Total adjustments	(150,650)	98,762	
Net cash provided by operating activities	150,343	435,958	
Investing Activities:			
Purchases of short-term investments	(146,467)	(332,975)	
Proceeds from sale and redemption of short-term investments	122,118	386,816	
Purchases of investment securities	(2,734)	(158,385)	
Proceeds from sale and redemption of investment securities	4,342	5,345	
Purchases of property, plant and equipment	(82,850)	(96,717)	
Proceeds from sale of property, plant and equipment	82,147	57,094	
Purchases of trademarks and other assets	(8,966)	(7,928)	
Purchases of shares of newly consolidated subsidiaries, net of cash acquired (Note 4)	(1,400)	(4,085)	
Other — net	7,452	1,143	
Net cash used in investing activities	(26,358)	(149,692)	
Financing Activities:			
Net increase in short-term bank loans	1,552	18,571	
Proceeds from long-term debt	—	—	
Repayments of long-term debt	(19,474)	(19,840)	
Proceeds from issuance of common stock to minority shareholders	—	4,928	
Proceeds from issuance of bonds	—	—	
Payment for redemption of bonds	—	—	
Dividends paid	(28,740)	(34,488)	
Dividends paid to minority shareholders	(1,468)	(1,474)	
Other — net	(5)	(332)	
Net cash provided by (used in) financing activities	(48,135)	(32,635)	
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	15,205	5,749	
Net Increase (decrease) in Cash and Cash Equivalents	91,055	259,380	
Cash and Cash Equivalents, Beginning of Year	829,087	920,142	
Cash and Cash Equivalents, End of Year	¥ 920,142	¥ 1,179,522	

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Japan Tobacco Inc. and Consolidated Subsidiaries

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation (kabushikikaisya) incorporated under the corporate law of Japan (the "Corporate Law") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT and its consolidated subsidiaries (the "Group") operate primarily in the domestic and international tobacco businesses, the pharmaceutical business and the foods business. In the Group's domestic and international tobacco businesses, the Group develops, manufactures, distributes, and sells tobacco products, primarily cigarettes. In the Group's pharmaceutical business, the Group develops, manufactures and sells pharmaceutical products. In the Group's foods business, the Group develops, manufactures and sells processed foods, and develops and sells beverages. The Group's other business segment includes its commercial real estate and other operations.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan ("Japanese GAAP") and in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (Formerly, The Japanese Securities and Exchange Law) and its related accounting regulations, which are different in certain respects from application, and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see Note 3 "Summary of Significant Accounting Policies" (n) Foreign Consolidated Subsidiaries) and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under Japanese GAAP but is presented herein as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥100.19 to $1, the rate of exchange at March 31, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2008 include the accounts of JT and its 299 significant (157 as of March 31, 2006 and 153 as of March 31, 2007) subsidiaries. Consolidation of the remaining unconsolidated subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Under the control or influence concept, those companies in which JT, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 25 material associated companies as of March 31, 2008 (11 as of March 31, 2006 and 2007) are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see (c) Securities).

All significant inter-company balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from inter-company transactions have been eliminated.

The excess of the cost of the Group's investments in consolidated subsidiaries over its equity in (prior to April 1, 1999) or the fair value of (from April 1, 1999) the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill, except for that recorded at JT International S.A. and other consolidated subsidiaries of JT International Holding B.V. ("JT International"), a wholly-owned subsidiaries of JT (see (n) Foreign Consolidated Subsidiaries), is amortized on a straight-line basis over five to twenty years. Such amortization expense is included in selling, general and administrative expenses. However, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

The Group's securities are classified as held-to-maturity debt securities or available-for-sale securities, depending on management's holding intent. Held-to-maturity debt securities are reported at amortized cost. Available-for-sale marketable securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

The cost of available-for-sale marketable securities sold is determined based on the moving-average method. In addition, compound financial instruments, including embedded derivatives which cannot be measured separately, are reported at fair value in aggregate, with these gains and losses reported in the consolidated statements of income. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For significant impairment in value that is judged unrecoverable, carrying amounts of securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity accounted for by the cost method and is determined based on the respective financial condition of the investees.

d) Inventories

Inventories are stated at cost determined principally by the average cost method. In addition, leaf tobacco held by JT was subject to annual devaluation prior to April 1, 2008. JT no longer applies annual devaluation for its leaf inventories from the year ended March 31, 2008. (see (s) Accounting Change and Note 7 "Inventories").

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures, and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

f) Impairment of Long-Lived Assets

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005. JT and its domestic subsidiaries (the "Domestic Group") adopted the new accounting standard for impairment of fixed assets as of April 1, 2005.

The Domestic Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group.

The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

g) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method principally over 10 years.

h) Income Taxes

The provision for income taxes is computed based on the pretax income or loss included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carry-forwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carry-forwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

i) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees. Its consolidated subsidiaries principally have unfunded severance indemnity plans and/or non-contributory defined pension plans.

The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors of certain domestic subsidiaries are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Such obligations are recognized as liabilities at their present value using the actuarially determined computation method.

j) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deemed to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

k) Appropriations of Retained Earnings

Appropriation of retained earnings are reflected in the financial statements for the following year upon shareholders' approval.

l) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date. The exchange gains or losses from translation are recognized in the consolidated statements of income to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see (m) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the exchange rate at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year.

Differences arising from such translation are shown as "Foreign currency translation adjustments" and "Minority interests" in a separate component of equity.

m) Derivatives

All derivatives, except for certain foreign exchange forward contracts, foreign currency option contracts, foreign currency swap contracts and interest rate swap contracts described below, are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income.

For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged items are recognized in earnings.

JT's trade payables that are denominated in foreign currencies and have been hedged by foreign exchange forward contracts are translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

n) Foreign Consolidated Subsidiaries

JT International and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill recorded at JT International is not subject to amortization but is tested for impairment at least annually. Trademarks are principally amortized using straight-line method over 20 years.

(4) Retirement benefit pension plans

According to FASB statement 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB statements No. 87, 88, 106 and 132(R)" ("FASB 158"), the difference of retirement benefits obligation and fair value of plan assets is recognized on the consolidated balance sheets as of March 31, 2007 and 2008 as assets/liabilities.

Unrecognized net actuarial loss and prior service cost, net of applicable taxes, is recorded as a part of equity as pension liability adjustment of foreign consolidated subsidiaries.

Prior to the adoption of FASB 158, if the liability for retirement benefits already recognized was less than the unfunded accumulated benefit obligation, an additional minimum liability was recognized.

The additional minimum liability was charged directly to retained earnings, if such amount exceeded unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge the exposure to foreign exchange risk and interest rate risk are recognized as either assets or liabilities in the balance sheet and measured at fair value.

Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

o) Per Share Information

Each share of common stock was split into five shares on April 1, 2006.

Basic net income per share is computed by dividing net income

available to common shareholders, by the weighted-average number of common shares outstanding in each period, which were 1,916,016 shares for the year ended March 31, 2006, not retroactively adjusted for the stock split, and 9,580,080 shares for the years ended March 31, 2007 and 2008 (see Note 19 "Net Income Per Share").

Diluted net income per share was not disclosed for the years ended March 31, 2006 and 2007 because there were no potentially dilutive common shares that were outstanding for each period.

Diluted net income per share for the year ended March 31, 2008 reflects the potential dilution that could occur if stock acquisition rights were exercised (see Note 19 "Net Income Per Share").

Cash dividends per share presented in the Consolidated Statements of Income are dividends applicable to the respective years including dividends to be paid after the end of the year, not retroactively adjusted for stock split.

p) Presentation of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity.

Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include minority interests and any deferred gains or losses on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006.

The consolidated balance sheets as of March 31, 2007 and 2008 were presented in line with this new accounting standards. Japanese GAAP does not permit the restatement of prior years to reflect the change by this standard.

q) Stock Option

The ASBJ Statement No.8, "Accounting Standard for Stock Options" and related guidance are applicable to stock options granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. JT has applied the accounting standard for stock options to those granted on and after May 1, 2006.

r) Bonuses to Directors and Cooperate Auditors

Bonuses to directors and cooperate auditors are accrued at the year end to which such bonuses are attributable.

s) Accounting Change

The adoption of new accounting standards

Accounting Standard for Measurement of Inventories –

On July 5, 2006, the ASBJ issued ASBJ Statement No.9, "Accounting Standard for Measurement of Inventories", which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

This statement requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate.

The Domestic Group adopted the new accounting standard for measurement of inventories for the year ended March 31, 2008. The effect of adoption of this new accounting standard has no material impact on operating income and income before income taxes and minority interests.

Accounting for Uncertainty in Income Taxes of Foreign Consolidated Subsidiaries –

As for JT's main foreign consolidated subsidiaries, FIN48 "Accounting for Uncertainty in Income taxes (an interpretation of FASB statement No 109") that became effective for periods commencing after December 15, 2006, prescribes new rules governing the recognition and measurement of uncertain income tax positions. This interpretation requires to measure a liability if it is "more likely than not" that a position to be sustained, when judged purely on its technical merits.

JT's main foreign consolidated subsidiaries recognized cumulative effect of applying the provision of FIN 48 as an adjustment to the opening balance of retained earning for the year ended March 31, 2008.

t) New Accounting Pronouncements

Lease Accounting – On March 30, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Lessee

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance

lease transactions shall be capitalized recognizing lease assets and lease obligations in the balance sheet.

Lessor

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessor's financial statements. The revised accounting standard requires that all finance leases that deem to transfer ownership of the leased property to the lessee shall be recognized as lease receivables, and all finance leases that deem not to transfer ownership of the leased property to the lessee shall be recognized as investments in lease.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements –

Under Japanese GAAP, a company currently can use the financial statements of its foreign subsidiaries which have been prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new standard prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

1. Amortization of goodwill
2. Actuarial gains and losses of defined benefit plans recognized outside profit or loss
3. Capitalization of intangible assets arising from development phases
4. Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
5. Retrospective application when accounting policies are changed
6. Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

4. Business Combinations

1. Via consolidated subsidiary JTI (UK) MANAGEMENT LTD, on April 18, 2007, JT acquired the outstanding shares of the Gallaher Group Plc (now known as "Gallaher Group Ltd.") of the United Kingdom through an acquisition method under English law known as a scheme of arrangement, converting Gallaher Group Plc into a wholly owned subsidiary.

   As the direct acquirer of the outstanding shares in Gallaher Group Plc was JTI (UK) MANAGEMENT LTD, which follows generally accepted accounting principles and practices in the United States ("U.S. GAAP"), the business combination was accounted for under the purchase method, based on FASB Statement No. 141.

   In August 2007, JT reorganized JTI (UK) MANAGEMENT LTD into a subsidiary of JT International Holding B.V., a consolidated subsidiary of JT.

   1. The following are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.

      (1) The name of acquired company: Gallaher Group Plc

      (2) Business contents: Manufacturing and selling of tobacco products

      (3) Main reasons for business combination

      Through the acquisition of the Gallaher Group Plc, JT could expand its business and enjoy economies of scale, build a well-balanced and competitive brand portfolio in each market and price segmentation, strengthen technology/distribution infrastructures, and synergize business growth expected by the business combination through effective business operations.

      (4) Date of business combination: April 18, 2007

      (5) Legal form of the business combination: The issued shares were acquired for cash.

      (6) Ratio of voting rights acquired: 100%

   2. Period of operating results included in the consolidated financial statements:

      As the closing date of the accounting period of the acquired company is set on December 31, operating results from April 18, 2007 to December 31, 2007 for this company have been included in the current consolidated statement of income.

3. Acquisition costs

The acquisition was conducted for 7.5 billion sterling pounds in cash.

4. Amount of goodwill recognized, basis for recognition and method and period for amortization of goodwill

(1) Amount of goodwill recognized:

¥1,721,368 million ($17,181 million)

(2) Basis for recognition:

Goodwill was recognized because the acquisition cost of the company exceeded the net value allocated to the assets acquired and liabilities assumed.

(3) Method and period for amortization of goodwill:

In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," the amount of goodwill recognized shall not be amortized. Rather, the decision of whether to recognize impairment shall be made once each year, or each time an event occurs indicating that the fair value of goodwill has fallen below its book value.

5. Principal details of assets acquired and liabilities assumed on the day of the business combination are as follows:

Current assets:	¥410,572 million	($4,098 million)
Non-current assets:	2,531,125 million	(25,263 million)
Total assets:	¥2,941,697 million	($29,361 million)
Current liabilities:	¥405,712 million	($4,049 million)
Non-current liabilities:	749,479 million	(7,481 million)
Total liabilities:	¥1,155,191 million	($11,530 million)

Regarding allocation of acquisition costs, the major intangible asset that was acquired in addition to goodwill was ¥523,263 million ($5,223 million) in trademarks. This asset has an amortization period of 20 years.

Note: Amount of yen mentioned above is translated at the exchange rate as of the business combination date. The amount of goodwill (¥1,791,189 million ($17,878 million)) included in non current assets differs from the amount of goodwill which is described in consolidated balance sheet.

II. On January 8, 2008, JT converted Katokichi Co., Ltd. into a subsidiary through tender offer for Katokichi shares.

In addition, JT acquired all of Katokichi's voting rights on April 18, 2008.

1. The following are the name of the acquired company, business contents, main reasons for business combination, the date of business combination, the legal form of the business combination, and ratio of voting rights acquired.

(1) The name of acquired company: Katokichi Co., Ltd.

(2) Business contents: The main business contents are manufacturing and selling of frozen foods and frozen fishery products. The other business contents are a distribution business incidental to the main business and a service business such as a hotel and restaurant management.

(3) Main reasons for business combination

JT anticipated that the Group could realize further expansion of its business value because the Group would enjoy the effect of mutual reinforcement and management resources synergy through the business combination.

(4) Date of business combination: January 8, 2008

(5) Legal form of the business combination: The issued shares were acquired for cash.

(6) Ratio of voting rights acquired: 93.89%

2. Period of operating results included in the consolidated financial statements From January 1, 2008 to March 31, 2008

3. Acquisition costs

The acquisition was conducted for ¥108.6 billion ($1,084 million) in cash.

4. Amount of goodwill recognized, basis for recognition, and method and period for amortization of goodwill

(1) Amount of goodwill recognized

¥41,885 million ($418 million)

(2) Basis for recognition

Goodwill was recognized because the acquisition cost of the company exceeded the net value allocated to the assets acquired and liabilities assumed.

(3) Method and period for amortization of goodwill

Method for amortization: straight-line method

Period for amortization: five years

5. Principal details of assets acquired and liabilities assumed on the day of the business combination are as follows:

Current assets:	¥89,279 million	($891 million)
Non-current assets:	136,995 million	(1,367 million)
Total assets:	¥226,274 million	($2,258 million)
Current liabilities:	¥84,813 million	($847 million)
Non-current liabilities:	24,532 million	(244 million)
Total liabilities:	¥109,345 million	($1,091 million)

	Millions of yen	Millions of U.S. dollars
Assets acquired and liabilities assumed in acquisition of shares of Gallaher Group Plc and Katokichi Co., Ltd. mainly consist of purchase of shares of newly consolidated subsidiaries, net of cash acquired in 2008):		
Current assets		
Non-current assets		
Goodwill		
Current liabilities		
Non-current liabilities		
Minority interest		
Foreign currency translation adjustment		
Acquisition price in 2007		
Acquisition price in 2008		
Cash and cash equivalents		
Payments for purchases of shares of subsidiaries		

5. Cash and Cash Equivalents

Cash and cash equivalents included gensaki transactions, securities purchased under repurchase agreements. The fair value of such securities received as collateral from the counterparty at March 31, 2007 was ¥51,970 million.

6. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2007 and 2008 consisted of the following:

	Millions of yen	Millions of U.S. dollars
	2007	
Short-term investments:		
Time deposits	¥ 2,216	
Government and Corporate bonds	3,720	
Trust fund investments and other	231	
Total	¥ 6,167	
Investment securities:		
Equity securities	¥ 246,713	
Government and Corporate bonds	3,146	
Trust fund investments and other	10,352	
Total	¥ 260,211	

The costs and aggregate fair values of marketable securities at March 31, 2007 and 2008 were as follows:

	Millions of yen			
	2007			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities	¥ 192,141	¥ 51,337	¥ 1,037	¥ 242,441
Corporate bonds	2,085	79	—	2,164
Trust fund investments and other	4,191	6,161	—	10,352
Held-to-maturity				
Government bonds and municipal bonds	1,199	0	5	1,194
Others	502	—	1	501

	Millions of yen			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities				
Government and Corporate bonds				
Trust fund investments and other				
Held-to-maturity				
Government bonds and municipal bonds				
Others				

	Millions of U.S. dollars			
	Cost	Unrealized gain	Unrealized loss	Fair value
Available-for-sale				
Equity securities				
Government and Corporate bonds				
Trust fund investments and other				
Held-to-maturity				
Government bonds and municipal bonds				
Others				

The carrying amounts of non-marketable securities at March 31, 2007 and 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Available-for-sale		
Equity securities	¥ 4,273	
Corporate bonds	3,002	
Trust fund investments and other	229	
Total	¥ 7,504	

Amortized cost of held to maturity securities and related proceeds from sales and related realized losses on those sales for the years ended March 31, 2006, 2007 and 2008, were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Amortized cost	¥—	¥—	
Proceed from sales	¥—	¥—	
Net realized loss	¥—	¥—	

A domestic consolidated subsidiary sold held-to-maturity security for the year ended March 31, 2008 due to significant deterioration in the issuer's creditworthiness, which is considered to be a reasonable reason consistent with Practical Guidelines on Accounting Standards for Financial Instruments No.83-1.

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2006, 2007 and 2008, were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Proceeds from sales	¥ 3,262	¥ 9,229	
Gross realized gains	¥ 959	¥ 2,125	
Gross realized losses	(9)	(3)	
Net realized gain	¥ 950	¥ 2,122	

The amounts of securities classified as available-for-sale and held-to-maturity at March 31, 2008, based on their contractual maturity dates, were as follows:

	Millions of yen		Millions of U.S. dollars	
	Available for sale	Held-to-maturity	Available for sale	Held-to-maturity
Due within one year				
Due after one year through five years				
Due after five years through ten years				
Due after ten years				
Total				

For the years ended March 31, 2006, 2007 and 2008, losses on write-downs of securities including investments in affiliated companies totaled ¥11, nil and ¥11,154 million ($111 million), respectively. In evaluating security values, a security whose value has declined by more than 50% is considered to have experienced "significant deterioration". A security whose value has declined from 30% to 50% and the effect of the decline on JT's financial position is material, is considered to have experienced "significant deterioration". If a security has a strong chance of regaining its value, the security is not written down.

7. Inventories

Inventories at March 31, 2007 and 2008 consisted of the following:

	Millions of yen	Millions of U.S. dollars
	2007	
Leaf tobacco	¥ 278,567	
Finished products	49,736	
Other	88,973	
Total	¥ 417,276	

JT leaf tobacco inventory in excess of the minimum amount necessary for future production was subject to annual devaluation. The net effect of the change in the devaluation debited (credited) to cost of sales at March 31, 2006 and 2007 were ¥9,588 million and ¥(9,585) million, respectively.

Annual devaluation was discontinued from the year ended March 31, 2008.

8. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2007 and 2008 consisted of the following:

	Millions of yen	Millions of U.S. dollars
	2007	
Yen loans with interest rates of 1.625% to 1.875% at March 31, 2007 and of 0.010% to 7.047% at March 31, 2008	¥ 160	
Foreign currency loans with interest rates of 4.40% to 16.00% at March 31, 2007 and of 3.69% to 12.70% at March 31, 2008	53,546	
Total	¥ 53,706	

Long-term debt at March 31, 2007 and 2008 comprised the following:

	Millions of yen	Millions of U.S. dollars
	2007	
1.98% yen bonds, due 2009	¥ 150,000	
1.34% yen bonds, due 2010	—	
1.53% yen bonds, due 2011	—	
1.68% yen bonds, due 2012	—	
Unsecured 5.88% Euro bonds issued by foreign subsidiary due in 2008	—	
Unsecured 6.63% sterling pound bond issued by foreign subsidiary due in 2009	—	
Unsecured 4.63% Euro bonds issued by foreign subsidiary due in 2011	—	
Unsecured 5.75% sterling pound bond issued by foreign subsidiary due in 2013	—	
Unsecured 4.50% Euro bonds issued by foreign subsidiary due in 2014	—	
Unsecured 0.99% yen bonds issued by domestic subsidiary due in 2009	—	
Unsecured 0.77% yen bonds issued by domestic subsidiary due in 2010	—	
Long-term bank loans due through 2015	15,563	
Total	165,563	
Less current portion	(10,550)	
Long-term debt, less current portion	¥ 155,013	

JT entered into interest rate swap agreements in March 2004 to convert interest payments on 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31 2005, in order to manage interest rate risks on these bonds. Taking changes in market conditions into consideration, JT unwound the above interest swap agreements in May 2005. Consequently, JT now pays a fixed rate interest of 1.61%.

In addition, certain domestic consolidated subsidiaries have entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans.

Annual interest rates applicable to Japanese yen long-term loans of JT and certain domestic consolidated subsidiaries at March 31, 2007 and 2008 ranged from 1.50% to 5.20% and 0.65% to 6.17%, respectively.

Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2007 and 2008 ranged from 6.30% to 8.37% and 2.35% to 9.20%, respectively.

Annual maturities of long-term debt at March 31, 2008 were as follows:

Years ending March 31,	Millions of yen	Millions of U.S. dollars
2009		
2010		
2011		
2012		
2013		
2014 and thereafter		
Total		

Under the JT Law, obligations created by the bonds issued by JT are secured by a statutory preferential right over the property of JT.

This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans		
Current portion of Long-term bank loans		
Short-term bank loans		
Others		
Total		

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March 31, 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
Buildings and structures		
Machinery, equipment and vehicles		
Land		
Other		
Total		

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

9. Income Taxes

The Domestic Group is subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.35% for the years ended March 31, 2006, 2007 and 2008. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carry-forwards which resulted in deferred tax assets and liabilities at March 31, 2007 and 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Deferred tax assets:		
Liabilities for employees' retirement benefits	¥ 44,842	
Obligations under the Public Official Mutual Assistance Association Law	55,655	
Net operating loss carryforwards	16,854	
Other payable for benefits to retired employees	10,794	
Other	59,975	
Less valuation allowance	(20,370)	
Total	167,750	
Deferred tax liabilities:		
Deferred gain on sales of fixed assets for income tax purposes	(31,928)	
Basis differences in assets acquired and liabilities assumed upon acquisition	(34,255)	
Unrealized gain on available-for-sale securities	(23,170)	
Prepaid pension costs	(8,497)	
Other	(21,953)	
Total	(119,803)	
Net deferred tax assets (liabilities)	¥ 47,947	

Net deferred tax assets and liabilities at March 31, 2007 and 2008 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen	Millions of U.S. dollars
	2007	
Other current assets	¥ 18,172	
Deferred tax assets	75,457	
Other current liabilities	(2,246)	
Deferred tax liabilities	(43,436)	
Net deferred tax assets (liabilities)	¥ 47,947	

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2006, 2007 and 2008 and the actual effective tax rates reflected in the accompanying consolidated statements of income was as follows:

	2006	2007
Normal effective statutory tax rate	40.35%	40.35%
Tax rate difference applied for foreign consolidated subsidiaries	(9.13)	(6.99)
Foreign withholding tax	0.27	0.46
Tax credits	(1.09)	(0.83)
Non-deductible expenses	1.86	3.06
Other - net	(0.73)	(0.05)
Actual effective tax rate	31.53%	36.00%

10. Stock Options

Stock option expense of ¥186 million ($2 million) is accounted for as Selling, general and administrative expenses on the consolidated statement of income for the year ended March 31, 2008.

The stock options outstanding as of March 31, 2008 are as follows:

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price	Exercise Period

The rights become exercisable from one year later when a holder no longer holds a position as a director, a corporate auditor or an executive officer.

The stock options activity is as follows:

For the year ended March 31, 2008	
Non-Vested	
March 31, 2007 — Outstanding	
Granted	
Canceled	
Vested	
March 31, 2008 — Outstanding	
Vested	
March 31, 2007 — Outstanding	
Vested	
Exercised	
Canceled	
March 31, 2008 — Outstanding	
Exercise price	
Average stock price at exercise	
Fair value price at the grant date	

The assumptions used to measure fair value of 2008 stock options are as follows:

Estimate Method	
Volatility of stock price*1	
Estimated remaining outstanding period*2	
Estimated dividend*3	
Interest rate with risk free*4	

*1 Calculated based on stock prices for the period on and after listing date (from October 27, 1994 to January 8, 2008).

*2 With difficulty in reasonable estimation due to insufficient data accumulation, expected remaining period is estimated on the assumption that stock option would be exercised at a mid-point of exercising period.

*3 Based on year-end dividend for the year 2007 and interim dividend for the year 2008

*4 A yield of 15-year government bond, a period of which corresponds to expected remaining period.

11. Liabilities for Retirement Benefits

(1) Employees' Retirement Benefit

JT has unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan. The unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, earned throughout an employee's service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2007 and 2008 consisted of the following:

	Millions of yen	Millions of U.S. dollars
	2007	
Projected benefit obligations	¥ (322,121)	
Fair value of plan assets	203,484	
Funded status	(118,637)	
Unrecognized actuarial net loss (gain)	(17,535)	
Unrecognized prior service cost	27,349	
Net amount recognized	(108,823)	
Pension liability adjustment of foreign consolidated subsidiaries (see Note 3 (n))	(18,721)	
Prepaid pension cost	(18,897)	
Other current liabilities	1,995	
Liabilities for employees' retirement benefits	¥ (144,446)	

As described in Note 3 "Summary of Significant Accounting Policies" (n) Foreign Consolidated Subsidiaries, "Pension liability adjustment of foreign consolidated subsidiaries" is the unfunded obligation recognized by foreign consolidated subsidiaries applying U.S.GAAP. "Other current liabilities" is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets in foreign consolidated subsidiaries applying U.S.GAAP.

The amount reversed of minimum pension liability by foreign consolidated subsidiaries applying U.S.GAAP was recorded in "Minimum pension liability adjustment of foreign consolidated subsidiaries" of retained earnings in the accompanying consolidated statements of changes in Equity for the year ended March 31, 2006 and 2007.

JT transferred a portion of the unfunded severance indemnity plan to the defined contribution plan on April 1, 2006, and thereby recognized ¥3,097 million for the year ended March 31, 2006 as other expense which led to an increase of liabilities for retirement benefits by the same amount in accordance with "Accounting for the Transfer between Retirement Benefits Plans (ASBJ Guideline No.1)" and "Practical Solution on Accounting for Transfer Between Retirement Benefit Plans (Practical Issues Task Forces Report No.2)".

	Millions of yen
	2006
Settlement of projected benefit obligations	¥ 4,567
Prior service cost recognized in earnings	(199)
Actuarial gain recognized in earnings	139
Decrease in liabilities for retirement benefits	4,507
Related assets due to be transferred to defined contribution plan	(7,604)
Loss on partial termination of defined benefit plan	¥ (3,097)

Related assets of ¥7,604 million due to be transferred to defined contribution plan will be paid in installment by 2009.

The components of net periodic retirement benefit cost for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Service cost	¥ 9,278	¥ 9,684	
Interest cost	9,409	9,685	
Expected return on plan assets	(5,823)	(6,829)	
Recognized actuarial loss	1,718	315	
Amortization of prior service cost	541	1,502	
Net periodic retirement benefit costs	¥ 15,123	¥ 14,357	

Significant assumptions used for the years ended March 31, 2006, 2007 and 2008 were as follows:

	2006	2007
Discount rate	2.5%	2.5%
Expected rate of return on plan assets	2.5%	2.5%

Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

The Group's contributions to the defined contribution plans which were charged to expenses, for the years ended March 31, 2006, 2007 and 2008 were ¥2,212 million, ¥3,002 million and ¥4,208 million ($42 million), respectively.

JT has offered additional retirement benefits to its employees under the early retirement programs as a part of various business restructuring efforts in order to rationalize operating efficiencies in administrative and other headquarter functions and to reduce costs in the domestic tobacco business. These efforts principally related to closure of eight cigarette factories and a company-wide offering of an early retirement plan to employees who are age 40 or older with more than 15 years of services during the year ended March 31, 2005 and other business restructuring during the year ended March 31, 2006.

Certain domestic and foreign subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic distribution operations or rationalization of other businesses for the years ended March 31, 2006, 2007 and 2008.

These restructuring activities resulted in recognition of additional retirement benefits as business restructuring costs of ¥8,557 million, nil and ¥2,285 million ($23 million) for the years ended March 31, 2006, 2007 and 2008, respectively, and as other expenses of nil, ¥790 million and ¥1,122 million ($11 million) for the year ended March 31, 2006, 2007 and 2008, respectively, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Of these pension plans, information about Tokyo pharmaceutical industry employees' pension fund is as follows:

	Millions of yen	Millions of U.S. dollars
	2007	2007
Funded status of the entire plan as of March 31, 2007:		
Fair value of plan assets	¥ 461,860	$ 4,610
Benefit obligations	(469,729)	(4,688)
Deficit	¥ (7,869)	$ (78)

Proportion of the Domestic consolidated subsidiary's contributions to the entire plan as of March 31, 2008

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The Domestic Group's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2007 and 2008 were ¥1,018 million and ¥744 million ($7 million), respectively.

(2) Obligation under the Public Official Assistance Association Law
Employees of JT, including former employees of JTSPC, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were first recorded as liabilities at April 1, 2003 based on the actuarially determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2006, 2007 and 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Benefit obligations	¥ (139,569)	
Unrecognized actuarial loss	1,638	
Liabilities recognized	¥ (137,931)	

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Interest cost	¥ 2,488	¥ 2,288	
Recognized actuarial loss	586	425	
Net periodic costs	¥ 3,074	¥ 2,713	

The assumed discount rate used in the actuarial computation for the year ended March 31, 2006, 2007 and 2008 was 1.5%.

12. Equity

Since May 1, 2006, Japanese companies have been subject to the Corporate Law, which reformed and replaced the Commercial Code of Japan. The significant provisions in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends
Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting, if companies meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation. The Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases / Decreases and Transfer of Common Stock, Reserve and Surplus
The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common

stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury Stock

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Upon the meeting of the board of directors held on February 27, 2006, JT decided to split JT's shares on five for one basis with the effective date of April 1, 2006.

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through year-end book closing. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets, net of tax, included in retained earnings provided under the Special Taxation Measures Law at March 31, 2007 and 2008 were ¥51,130 million and ¥51,005million ($509 million), respectively.

13. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2006, 2007 and 2008 were ¥37,505 million, ¥41,239 million and ¥45,163 million ($451 million), respectively.

Advertising costs were charged to expenses as incurred and totaled ¥166,093 million, ¥151,523 million and ¥186,607 million ($1,863 million) for the years ended March 31, 2006, 2007 and 2008, respectively.

14. Lease Transactions

The Group, as a lessee, leases certain vehicles, vending machines and other assets.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation, accumulated impairment loss, obligations under finance leases, allowance for impairment loss on leased property, depreciation expense and other information of finance lease that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2007 and 2008 was as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Acquisition cost:		
Machinery, equipment and vehicles	¥ 5,150	
Tools	18,495	
Others	2,455	
Total acquisition cost	26,100	
Accumulated depreciation	11,605	
Accumulated impairment loss	—	
Net leased property	¥ 14,495	

The above acquisition costs includes related interest expenses.

	Millions of yen	Millions of U.S. dollars
	2007	
Obligations under finance leases:		
Due within one year	¥ 4,463	
Due after one year	10,032	
Total	¥ 14,495	
Allowance for impairment loss on leased property	¥ —	

The above obligations under finance leases includes related interest expenses:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Depreciation expense and other information:			
Depreciation expense	¥5,117	¥4,836	
Lease payments	5,117	4,836	
Reversal of allowance for impairment loss on leased property	—	—	

Depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method.

The minimum rental commitments under noncancellable operating leases at March 31, 2007 and 2008 were as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Due within one year	¥ 4,511	
Due after one year	9,919	
Total	¥ 14,430	

The Group, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2006, 2007 and 2008 was ¥279 million, ¥253 million and ¥363 million ($3 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2007 and 2008 was as follows:

	Millions of yen	Millions of U.S. dollars
	2007	
Acquisition cost:		
Machinery, equipment and vehicles	¥ 100	
Tools	1,336	
Total acquisition cost	1,436	
Accumulated depreciation	594	
Net leased property	¥ 842	

	Millions of yen	Millions of U.S. dollars
	2007	
Claims under finance leases:		
Due within one year	¥290	
Due after one year	634	
Total	¥924	

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2006, 2007 and 2008 which have been reflected in the accompanying consolidated statements of income were ¥250 million, ¥240 million and ¥347 million ($3 million), respectively.

15. Commitments and Contingencies

(1) On August 11, 2004, JTI-Macdonald received a Notice of Assessment from the Quebec Ministry of Revenue ("QMR") requiring an immediate payment of approximately 1.36 billion Canadian dollars (approximately ¥114.6 billion at the exchange rate effective at the time), based on allegations that the company had contributed to tobacco smuggling from 1990 to 1998, prior to JT's acquisition of RJR Nabisco Inc.'s overseas (non-US) tobacco operations.

JTI-Macdonald filed an application for protection with the Ontario Superior Court of Justice on August 24, 2004 under the Companies' Creditors Arrangement Act ("CCAA"), because the company's failure to pay the tax bill immediately could have prompted the QMR to confiscate its business assets, making it difficult for it to continue its normal business operations. As of March 31, 2008 (the end of fiscal 2007), the company was continuing business operations with its assets protected under the CCAA. In order to enable JTI-Macdonald to repay part of its debts to other subsidiaries of JT, JT International Holding B.V., the Dutch subsidiary of JT, provided a court-appointed monitor in April 2006 with a letter of credit issued by a financial institution for the amount corresponding to the repayment.

JT believes that if JTI-Macdonald incurs financial damage or bears costs associated with this case, it will be entitled to seek indemnification from RJR Nabisco Inc. or its successors, based on the contract entered into among JT, RJR Nabisco Inc. and RJR at the time of JT's acquisition of JTI-Macdonald in 1999.

In July 2004, ZAO JTI Marketing & Sales ("M&S Corp."), a Russian subsidiary of JT that oversees distribution-related business in the Russian market, received an assessment from the Moscow tax authorities in which it was ordered to pay approximately 2.4 billion rubles (approximately ¥8.8 billion at the exchange rate effective at the time) as VAT, etc. for the period of January to December 2000. The taxed amount includes unpaid taxes (VAT, etc.), interest and additional taxes. Believing that the assessment by the Moscow tax authorities was based upon a misinterpretation of facts, M&S Corp. filed a lawsuit with the Moscow Arbitration Court seeking to invalidate the assessment. Although the court of first instance, the Court of Appeals and the Court of Cassation dismissed M&S Corp.'s argument, the Russian Federation Higher Arbitration Court reversed the lower courts' judgments and remanded the case to the court of first instance in April 2006. In October 2007, the court of first instance rendered judgment upholding M&S Corp.'s argument and invalidated the tax assessment, and the Court of Appeals and the Court of Cassation dismissed the appeal by the tax authorities and upheld M&S Corp's argument in February and May 2008, respectively. The tax authorities may file a petition for appeal to the Russian Federation Higher Arbitration Court.

(2) Contingent Liabilities

At March 31, 2008, the Group had the following contingent liabilities:

	Millions of yen	Millions of U.S. dollars
Trade notes discounted		
Guarantees and similar items of bank loans:		
Kotobuki Business Company Corp.,Ltd		
Zhouzan Koumei Foods Co.,Ltd (38 Million of CNY and 332 Thousand of USD)*		
Mitoyo Cable Television Co.,Ltd		
Zhouzan Katoka Foods Co.,Ltd (24 Million of CNY and 350 Thousand of USD)*		
Cook Foods. Co.ltd.		
Others		
Total		

* The translation of the guaranteed amounts that denominated in foreign currency were made at the rate of exchange at March 31, 2008.

16. Other Income (Expenses)

(1) Business Restructuring Costs

Business restructuring costs for the years ended March 31, 2006, 2007, and 2008 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Additional Retirement Benefits (see Note 11)	¥ (8,557)	¥ —	
Loss on disposition of property, plant and equipment	(99)	—	
Others-net	647	—	
Total	¥ (8,009)	¥ —	

Additional retirement benefits for the year ended March 31, 2006 were incurred for early retirements of employees as discussed in Note 11 "Liabilities for Retirement Benefits".

For the year ended March 31, 2006, "Others - net" in the Business restructuring costs includes the reversal of payables recognized due to the acceleration of planned retirement dates for employees on long-term leave who accepted the early retirement program implemented during the year ended March 31, 2005.

Business restructuring costs for the year ended March 31, 2008 were mainly incurred for the rationalization of International tobacco businesses.

(2) Loss on Impairment of Long-lived Assets

Asset grouping is based on the smallest identifiable unit that generates cash flows that are largely independent of the cash flows from other assets, except for idle property, which is grouped individually.

The Group reviewed its long-lived assets for impairment during the year ended March 31, 2006 and, as a result, recognized an impairment loss of ¥11,439 million, which principally consists of ¥7,738 million of land and ¥3,452 million of buildings and structures, as other expense mainly for company housing due to be discontinued which are mostly located in the Tokyo metropolitan area.

During the second half of the year ended March 31, 2006, land and buildings of company housing were finally assessed to be discontinued, resulting in the change of asset groups for impairment testing. Most of impairment losses were recognized on company housings after they are evaluated individually as a result of the asset group change.

Loss on Impairment for the years ended March 31, 2007 and 2008 amounted to ¥2,712 million and ¥3,825 million ($38 million), respectively, which relates principally to land, and certain buildings and structures which are planned to be demolished.

(3) Other – net

"Other – net" included in "Other Income (Expenses)" for the years ended March 31, 2006, 2007 and 2008 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2006	2007	
Financial support for domestic tobacco growers (see Note 15)	¥ (863)	¥ (3,505)	
Foreign exchange loss-net	(2,893)	(14,465)	
Gain on sales of investment securities-net	879	1,908	
Loss on partial termination of defined benefit plan (see Note 11)	(3,097)	—	
Introduction costs for vending machines with adult identification functions	(159)	(5,746)	
Costs related to the recall of frozen foods products	—	—	
Others-net	(3,376)	(9,390)	
Total	¥ (9,509)	¥ (31,198)	

"Introduction costs for vending machines with adult identification functions" is the cost to establish system of vending machines with functions to prevent minors from purchasing cigarettes from vending machines and to dispense cigarettes only after scanning and verifying special IC cards that indicate whether the purchaser is an adult or not.

"Costs related to the recall of frozen foods products" is mainly the cost to recall some frozen foods products which were imported and sold by the Group.

17. Segment Information

The Group's business is divided into the domestic tobacco, international tobacco, pharmaceutical, foods and other industry segments. The domestic tobacco segment consists of manufacturing and sale of tobacco products, primarily cigarettes, in Japan, including tobacco products sold at duty free shops in Japan, as well as at markets in China, Hong Kong and Macau, which are covered by the China Division. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's subsidiary. TS Network Co., Ltd. distributes the tobacco products and conducts wholesale etc. of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers. The international tobacco segment consists of manufacturing and sale of cigarettes in other markets worldwide not covered by the domestic tobacco segment. The pharmaceutical segment is concerned with the development, manufacturing and sale of prescription drugs. The foods segment involves manufacturing and sale of beverages and processed foods. Other segments include the real estate business, engineering business and other operations.

With respect to the international tobacco business, the accounting period of consolidated overseas subsidiaries, represented by JT International, ends December 31, 2007 and the results for the twelve months ended December 31, 2007 are consolidated for the year ended March 31, 2008.

(1) Industry Segments

Information about the industry segments of the Group for the years ended March 31, 2006, 2007 and 2008 were as follows:

	Millions of yen							
	2006							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,405,281	¥ 881,188	¥ 49,257	¥ 278,378	¥ 23,553	¥ 4,637,657	¥ —	¥ 4,637,657
Intersegment sales	41,554	36,914	—	123	25,212	103,803	(103,803)	—
Total sales	3,446,835	918,102	49,257	278,501	48,765	4,741,460	(103,803)	4,637,657
Operating expenses	3,226,740	847,071	54,314	272,176	40,092	4,440,393	(109,682)	4,330,711
Operating income (loss)	¥ 220,095	¥ 71,031	¥ (5,057)	¥ 6,325	¥ 8,673	¥ 301,067	¥ 5,879	¥ 306,946
Assets	¥ 1,131,751	¥ 994,834	¥ 117,903	¥ 141,477	¥ 194,401	¥ 2,580,366	¥ 457,013	¥ 3,037,379
Depreciation and amortization other than goodwill	84,570	23,062	3,254	5,042	13,467	129,395	(4,540)	124,855
Impairment Loss	991	184	—	70	—	1,245	10,194	11,439
Amortization of goodwill	1,088	—	—	502	—	1,590	—	1,590
Capital expenditures	75,028	24,995	2,107	4,576	19,318	126,024	(27,097)	98,927

	Millions of yen							
	2007							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,416,274	¥ 999,658	¥ 45,452	¥ 286,554	¥ 21,449	¥ 4,769,387	¥ —	¥ 4,769,387
Intersegment sales	45,005	26,355	—	110	25,876	97,346	(97,346)	—
Total sales	3,461,279	1,026,013	45,452	286,664	47,325	4,866,733	(97,346)	4,769,387
Operating expenses	3,215,891	944,928	56,659	279,959	37,994	4,535,431	(98,035)	4,437,396
Operating income (loss)	¥ 245,388	¥ 81,085	¥ (11,207)	¥ 6,705	¥ 9,331	¥ 331,302	¥ 689	¥ 331,991
Assets	¥ 1,180,395	¥ 1,275,045	¥ 106,165	¥ 158,818	¥ 249,604	¥ 2,970,027	¥ 394,636	¥ 3,364,663
Depreciation and amortization other than goodwill	79,965	31,583	3,010	3,894	12,254	130,706	(600)	130,106
Impairment Loss	710	112	—	44	—	866	1,846	2,712
Amortization of goodwill	1,118	—	—	1,419	—	2,537	—	2,537
Capital expenditures	55,243	32,017	3,046	4,866	8,054	103,226	(1,079)	102,147

	Millions of yen							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers								
Intersegment sales								
Total sales								
Operating expenses								
Operating income (loss)								
Assets								
Depreciation and amortization other than goodwill								
Impairment Loss								
Amortization of goodwill								
Capital expenditures								

	Millions of U.S. dollars							
	Domestic Tobacco	International Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers								
Intersegment sales								
Total sales								
Operating expenses								
Operating income (loss)								
Assets								
Depreciation and amortization other than goodwill								
Impairment Loss								
Amortization of goodwill								
Capital expenditures								

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses are included in depreciation and amortization other than goodwill.

The change was to reflect the fact that JT, during the period ended March 31, 2006, started the import, manufacturing and sales of foreign consolidated subsidiaries' products for the Japanese market. Intersegment goodwill acquisition by JT was included in capital expenditures of the Domestic Tobacco segment, and is eliminated in Elimination / Corporate.

The domestic tobacco segment includes the sales by TS Network Co., Ltd. Net sales of such imported tobacco products via TS Network Co., Ltd. for the year ended March 31, 2006, 2007 and 2008 were ¥1,160,744 million, ¥1,216,249 million and ¥1,193,178 million ($11,909 million), respectively.

(2) Geographical Segments

The geographical segments of the Group for the years ended March 31, 2006, 2007 and 2008 were summarized as follows:

	Millions of yen					
	2006					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,709,964	¥ 338,606	¥ 589,087	¥ 4,637,657	¥ —	¥ 4,637,657
Intersegment sales	42,368	153,514	18,943	214,825	(214,825)	—
Total sales	3,752,332	492,120	608,030	4,852,482	(214,825)	4,637,657
Operating expenses	3,524,195	492,967	535,165	4,552,327	(221,616)	4,330,711
Operating income (loss)	¥ 228,137	¥ (847)	¥ 72,865	¥ 300,155	¥ 6,791	¥ 306,946
Assets	¥ 1,446,958	¥ 760,456	¥ 276,327	¥ 2,483,741	¥ 553,638	¥ 3,037,379

	Millions of yen					
	2007					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥ 3,718,450	¥ 353,831	¥ 697,106	¥ 4,769,387	¥ —	¥ 4,769,387
Intersegment sales	47,350	156,414	23,331	227,095	(227,095)	—
Total sales	3,765,800	510,245	720,437	4,996,482	(227,095)	4,769,387
Operating expenses	3,517,318	529,055	618,885	4,665,258	(227,862)	4,437,396
Operating income (loss)	¥ 248,482	¥ (18,810)	¥ 101,552	¥ 331,224	¥ 767	¥ 331,991
Assets	¥ 1,487,678	¥ 1,023,183	¥ 304,630	¥ 2,815,491	¥ 549,172	¥ 3,364,663

	Millions of yen					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers						
Intersegment sales						
Total sales						
Operating expenses						
Operating income (loss)						
Assets						

	Millions of U.S. dollars					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers						
Intersegment sales						
Total sales						
Operating expenses						
Operating income (loss)						
Assets						

"Western Europe" includes Switzerland, United Kingdom and Germany while "Others" includes Canada, Russia and Malaysia for the year ended March 31, 2008. Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

For the years ended March 31, 2006 and 2007, "Western Europe" includes Switzerland, France and Germany.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2006, 2007 and 2008 amounted to ¥935,198 million, ¥1,056,762 million and ¥2,705,461 million ($27,003 million), respectively.

18. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including derivatives described below, to hedge the foreign exchange risk associated with certain assets and liabilities in foreign currencies.

2006	2007
Foreign currency forward contracts	Foreign currency forward contracts Currency options Currency swaps

JT and certain consolidated subsidiaries also entered into derivatives described below as a manner of managing their interest rate exposure.

2006	2007
Interest rate swaps	Interest rate swaps

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

The Group does not hold or issue derivatives for trading purposes. The main objective of using derivatives is to hedge the Group exposure to interest rate risks associated with certain future interest receipts on debt securities, certain interest payments on borrowings and bonds and forecasted foreign currency denominated transactions.

The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and certain consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

2006

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Interest rate swaps	Borrowings and Japanese yen bonds

2007

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Interest rate swaps	Borrowings

Hedging instruments	Hedged items

Because the counterparties to the derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

The Group had the following derivatives contracts that do not qualify for hedge accounting as of March 31, 2006, 2007 and 2008:

	Millions of yen								
	2006			2007					
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:									
Buying	¥ 12,621	¥ 12,330	¥ (291)	¥ 2,972	¥ 3,113	¥ 141			
Selling	43,234	43,663	(429)	40,624	40,839	(215)			
Currency swaps:									
Buying	—	—	—	—	—	—			
Selling	—	—	—	—	—	—			
Currency options:									
Buying	24,201	212	212	—	—	—			
Selling	—	—	—	2,615	(318)	(318)			
Total			¥ (508)			¥ (392)			
Interest rate swaps:									
Receive fixed pay floating	—	—	—	—	—	—			
Interest rate cap options:									
Buying	—	—	—	—	—	—			
Total			¥ —			¥ —			

	Millions of U.S. dollars		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying			
Selling			
Currency swaps:			
Buying			
Selling			
Currency options:			
Buying			
Selling			
Total			
Interest rate swaps:			
Receive fixed pay floating			
Interest rate cap options:			
Buying			
Total			

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risks.

19. Net Income Per Share

(1) Net income per share and weighted-average number of common shares outstanding retroactively adjusted for stock split, for the year ended March 31, 2006 is as follows:

Years ended March 31,	2006
Net income per share	¥21,017
The weighted-average number of common shares outstanding	9,580,080

(2) Reconciliation of the differences between basic and diluted net income per share ("EPS") for the year ended March 31, 2008 is as follows:

	Millions of yen	Shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	
For the year ended March 31, 2008:				
Basic EPS				
Net income available to common shareholders				
Effect of dilutive securities:				
Stock acquisition rights				
Diluted EPS:				
Net income for computation				

20. Subsequent Event

1. JT's board of directors decided on April 18, 2008 that, regarding the JT's now-defunct condominiums and unused warehouses, JT will demolish the existing buildings on the individual properties, if demolition would contribute to the sale of the land or increase its property value. JT estimates losses resulting from the demolition to be approximately ¥15.0 billion ($150 million), which would be allocated as other expenses in the fiscal year ending March 31, 2009.

2. On April 25, 2008, Gallaher Ltd. (Gallaher), JT's tobacco subsidiary in the United Kingdom, received a statement of objections from the Office of Fair Trading (OFT), the UK competition authority. The statement of objections addresses the possibility of anti-competitive behavior with respect to retail prices for tobacco products in the UK market prior to JT's acquisition of Gallaher.

   In August 2003, the OFT notified Gallaher of an inquiry into vertical agreements between manufacturers and retailers in the UK cigarette, tobacco and tobacco-related markets. Since that time Gallaher has been fully cooperating with the OFT regarding the inquiry.

   The Group is reviewing the statement of objections and will respond to the OFT as required.

   While the matter is still under review, a certain amount, based on the company's current assumptions, has been booked as non-current liabilities in the purchase price allocation related to JT's acquisition of Gallaher.



Independent Auditors' Report

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building 4-13-23,
Shibaura, Minato-ku,
Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.deloitte.com/jp

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. (JT) and consolidated subsidiaries (the "Company") as of March 31, 2007 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the years in the period ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 15 to the consolidated financial statements, JTI-Macdonald Corp. ("JTI-MC"), JT's Canadian subsidiary, received a Notice of Assessment from the Quebec Ministry of Revenue on August 11, 2004, demanding payment of approximately Canadian dollar 1.36 billion (approximately ¥114.6 billion). JTI-MC filed an application of Companies' Creditors Arrangement Act ("CCAA") to the Ontario Superior Court of Justice on August 24, 2004, and the filing of CCAA makes it possible for JTI-MC to continue business operations with its assets safeguarded.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 24, 2008

Fact Sheets

Note: This "Fact Sheets" has been prepared in accordance with disclosure rules in Japan.

Financial Data

■ Net Sales Including Taxes



(Billions of Yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total	3,876.5	4,371.2	4,501.7	4,544.1	4,492.2	4,625.1	4,664.5	4,637.6	4,769.3	6,409.7
Tobacco Business	3,616.7	4,024.4	4,140.2	4,178.0	4,134.4	4,236.9				
Domestic							3,491.4	3,405.2	3,416.2	3,362.3
International							792.7	881.1	999.6	2,639.9
Pharmaceutical Business	23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2	45.4	49.0
Foods Business	150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5	336.4
Other Business	85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5	21.4	21.8

■ Net Sales Excluding Taxes



(Billions of Yen)
3,000
2,000
1,000
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total	1,655.1	1,881.0	1,996.6	2,041.9	2,007.5	2,019.8	2,013.9	2,008.7	2,051.0	2,587.3
Tobacco Business	1,395.4	1,534.3	1,635.2	1,675.8	1,649.7	1,631.5				
Domestic							1,203.8	1,173.2	1,147.2	1,122.2
International							429.7	484.3	550.3	1,057.7
Pharmaceutical Business	23.7	67.7	66.4	61.8	53.9	51.2	57.6	49.2	45.4	49.0
Foods Business	150.7	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5	336.4
Other Business	85.3	83.9	84.6	83.0	71.4	86.8	57.2	23.5	21.4	21.8

■ SG&A Expenses



(Billions of Yen)
800
600
400
200
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ SG&A	558.2	712.6	790.5	781.5	733.9	707.1	677.4	596.6	592.6	750.2
Personnel (*)	158.7	207.2	220.6	222.7	209.7	205.3	183.9	150.8	158.5	206.0
Advertising and General Publicity	31.5	36.9	48.3	40.2	35.7	35.4	27.4	23.9	23.4	22.9
Sales Promotion	109.7	134.5	162.5	155.2	142.0	141.7	140.1	142.1	128.0	163.6
R&D	37.1	47.5	47.0	52.6	44.5	42.1	40.4	37.5	41.2	45.1
Depreciation	16.6	51.2	58.9	59.5	56.7	56.7	54.2	53.4	57.4	80.3

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefits, statutory benefits, employee bonuses and accrual of employee bonuses

■ R&D Expenses



(Billions of Yen)
60
40
20
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ R&D	47.5	47.0	52.7	44.5	42.2	40.5	37.5	41.2	45.1
Tobacco Business	15.7	13.7	14.5	14.8	16.6				
Domestic						16.1	15.1	15.1	15.8
International						2.1	0.9	1.3	3.3
Pharmaceutical Business	28.9	30.5	35.4	27.1	23.7	20.5	19.9	23.4	24.4
Foods Business	0.9	0.7	0.7	1.2	1.0	1.0	0.8	0.7	0.7
Other Business	1.8	1.1	0.7	0.6	0.1	0.0	—	—	—

Note: R&D expense in FY2000-2005 includes expenses posted as manufacturing cost

■ EBITDA



(Billions of Yen)
700
600
500
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ EBITDA	315.1	312.0	334.1	337.2	373.4	400.1	433.3	464.6	602.0
Tobacco Business	299.4	296.3	320.9	321.4	343.1				
Domestic						296.0	305.7	326.4	306.7
International						65.4	94.0	112.6	270.7
Pharmaceutical Business	(0.7)	(3.1)	(8.5)	(5.1)	(4.4)	5.4	(1.8)	(8.1)	(6.2)
Foods Business	(0.4)	(2.6)	2.2	0.5	3.3	7.9	11.8	12.0	8.3
Other Business	16.0	20.0	19.6	19.6	30.6	26.8	22.1	21.5	22.0

Note: EBITDA = operating income + depreciation and amortization

■ Operating Income



(Billions of Yen)
500
400
300
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Operating Income	168.8	153.9	139.9	163.8	188.9	234.0	273.3	306.9	331.9	430.5
Tobacco Business	193.8	181.5	165.9	192.1	213.3	238.4				
Domestic							215.8	220.0	245.3	222.3
International							44.4	71.0	81.0	205.3
Pharmaceutical Business	(12.6)	(11.4)	(12.8)	(18.9)	(13.8)	(12.8)	1.8	(5.0)	(11.2)	(9.6)
Foods Business	(8.6)	(14.5)	(17.3)	(11.8)	(13.1)	(4.8)	1.9	6.3	6.7	0.6
Other Business	(2.6)	(1.7)	3.4	1.7	0.9	11.9	10.4	8.6	9.3	10.4

■ Non-Operating Income and Expenses



(Billions of Yen)
0
(10)
(20)
(30)
(40)
(50)
(60)
(70)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Non-Operating Income and Expenses	(3.6)	(14.3)	(7.8)	(7.1)	(15.7)	(20.4)	(3.1)	(9.1)	(19.9)	(67.8)
Non-Operating Income	15.9	22.6	15.1	11.2	9.3	10.3	15.9	12.6	16.0	21.5
Financial Income (*1)	9.9	7.5	6.5	4.7	3.7	3.2	3.3	5.9	12.1	13.4
Non-Operating Expenses	19.5	37.0	23.0	18.3	25.0	30.7	19.0	21.7	35.9	89.4
Financial Expense (*2)	4.6	15.9	12.4	10.2	8.7	8.1	5.1	5.7	6.9	42.0

*1 Financial income is the sum of interest income, interest on marketable securities, interest on investment securities, dividend income, profit on redemption of securities, etc.
*2 Financial expense is the sum of interest expense, bond interest paid, loss of redemption of securities, etc.

■ Recurring Profit



(Billions of Yen)
400
300
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Recurring Profit	165.2	139.5	132.0	156.6	173.2	213.5	270.2	297.8	312.0	362.6

■ Extraordinary Profit and Loss


(Billions of Yen)
50
0
(50)
(100)
(150)
(200)
(250)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08



Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Extraordinary Profit and Loss	(5.0)	(12.0)	(12.3)	(58.4)	(30.7)	(221.2)	(168.9)	3.1	25.1	9.9
Extraordinary Profit	6.2	16.8	20.7	30.0	18.3	29.3	79.2	65.4	50.8	68.9
Gain on Sale of Property, Plant and Equipment	4.5	8.0	16.3	28.2	15.4	17.2	73.3	60.0	47.5	66.7
Extraordinary Loss	11.3	28.8	33.0	88.5	49.0	250.5	248.2	62.3	25.7	59.0
Loss on Sale of Property, Plant and Equipment	0.1	2.9	1.6	2.2	2.6	4.8	2.2	24.8	3.1	3.2
Loss on Disposal of Property, Plant and Equipment	9.2	11.9	13.3	9.3	9.8	10.8	13.6	12.2	10.4	6.3
Business Restructuring Costs	—	—	—	13.4	11.4	40.8	224.8	8.0	—	6.4
Impairment Loss	—	—	—	—	—	—	0.1	11.4	2.7	3.8
Introduction Costs for Vending Machines with Adult Identification Functions	—	—	—	—	—	—	—	0.1	5.7	12.8
Costs related to the Recall of Frozen Foods Products	—	—	—	—	—	—	—	—	—	11.1
Write-down of Investment Securities	—	—	—	—	—	—	—	—	—	5.6

Note. Extraordinary loss in FY2004 includes ¥185 billion of one-time loss on recognition of obligations under the Public Official Mutual Assistance Association Law

■ Net Income (Loss)


(Billions of Yen)
240
220
80
60
40
20
0
(20)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Net Income (Loss)	74.6	50.7	43.6	36.8	75.3	(7.6)	62.5	201.5	210.7	238.7

■ Earnings per Share (EPS)


(Yen)
120,000
100,000
40,000
20,000
0
(20,000)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ EPS	37,316	25,395	21,843	18,425	37,527	(3,966)	32,089	105,084	22,001	24,916

Note A 5 for 1 stock split went into effect on April 1, 2006

■ Return on Equity (ROE)


(%)
14
12
10
8
6
4
2
0
(2)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— ROE	5.4	3.5	2.9	2.4	4.7	(0.5)	4.2	12.4	11.3	11.8

■ Return on Assets (ROA)


(%)
12
10
8
6
4
2
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— ROA	8.3	6.1	4.7	5.4	6.4	7.9	9.2	10.4	10.7	10.5

Note: ROA=(Operating Income + Financial Income) / Total Assets [average of beginning and ending figure for the period]

■ Free Cash Flow (FCF)


(Billions of Yen)
400
300
200
100
0
(700)
(800)
(1,500)
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ FCF	(786.4)	307.3	31.4	170.3	269.1	269.4	145.5	223.0	(1,493.7)

Note: FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect / interest paid and its tax effect
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

■ Capital Expenditure (CAPEX)


(Billions of Yen)
500
400
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Capital Expenditure	82.0	442.8	114.8	96.5	109.1	90.8	85.1	98.9	102.1	129.5
Tobacco Business	57.6	401.1	77.3	70.0	60.9	60.5				
Domestic							46.4	75.0	55.2	57.2
International							18.7	24.9	32.0	48.4
Pharmaceutical Business	1.7	3.8	3.6	2.2	1.1	2.6	3.1	2.1	3.0	4.2
Foods Business	4.7	14.5	4.2	6.9	7.2	9.1	7.3	4.5	4.8	6.0
Other Business	17.8	23.2	29.2	18.1	38.8	18.0	10.6	19.3	8.0	14.7

Notes: 1. CAPEX in FY1999-2000 = Tangible Assets + Intangible Assets
2. CAPEX in FY2001-2008 = Tangible Assets + Intangible Assets + Long-Term Prepaid Expenses
3. CAPEX in FY2000 includes Intangible Assets of ¥323 billion related to the RJRI acquisition

■ Depreciation & Amortization


(Billions of Yen)
200
150
100
50
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Depreciation & Amortization	88.6	138.8	172.0	170.3	148.3	139.4	126.7	126.4	132.6	171.5
Tobacco Business	63.8	110.1	130.3	128.8	108.0	104.7				
Domestic							80.1	85.6	81.0	84.3
International							21.0	23.0	31.5	65.3
Pharmaceutical Business	3.4	4.9	9.7	10.4	8.7	8.4	3.6	3.2	3.0	3.3
Foods Business	3.7	6.0	14.7	14.1	13.7	8.1	5.9	5.5	5.3	7.6
Other Business	17.0	17.1	16.6	17.8	18.7	18.6	16.3	13.4	12.2	11.6

Notes: 1. Depreciation & Amortization in FY1999-2000 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets
2. Depreciation & Amortization in FY2001-2008 = Depreciation of Tangible Fixed Assets + Amortization of Intangible Fixed Assets + Amortization of Long-Term Prepaid Expenses + Amortization of Goodwill

■ Total Assets


(Billions of Yen)
6,000
5,000
4,000
3,000
2,000
1,000
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total Assets	2,228.5	3,095.2	3,188.2	3,063.0	2,957.6	3,029.0	2,982.0	3,037.3	3,364.6	5,087.2
Tobacco Business	1,634.9	2,346.7	2,452.7	2,309.5	2,153.0	2,122.2				
Domestic							1,298.2	1,131.7	1,180.3	847.1
International							838.5	994.8	1,275.0	3,804.4
Pharmaceutical Business	121.1	126.6	129.9	125.2	114.7	114.3	117.8	117.9	106.1	111.4
Foods Business	92.6	126.9	133.8	133.2	135.3	141.4	141.6	141.4	158.8	353.2
Other Business	175.0	195.5	198.1	190.1	236.5	250.2	197.0	194.4	249.6	90.0

■ Total Equity and Equity Ratio


(Billions of Yen)
(%)
2,500
2,000
1,500
1,000
500
0
80
70
60
50
40
30
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total Equity	1,415.9	1,526.5	1,513.8	1,613.1	1,622.6	1,507.9	1,498.2	1,762.5	2,024.6	2,154.6
— Equity Ratio	63.5	49.3	47.5	52.7	54.9	49.8	50.2	58.0	58.3	40.8

Note: Total Equity in FY1999-2006 excludes Minority Interests

■ Book Value per Share (BPS)


(Yen)
1,000,000
800,000
600,000
400,000
200,000
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ BPS	707,998	763,291	756,922	806,552	811,204	771,516	781,813	919,780	204,617	216,707

Notes: 1. Total Equity in FY1999-2006 excludes Minority Interests
2. A 5 for 1 stock split went into effect on April 1, 2006

■ Liquidity and Interest-Bearing Debt


(Billions of Yen)
1,500
1,200
900
600
300
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Liquidity (*1)	806.2	496.8	645.7	550.7	623.5	798.4	863.6	979.6	1,185.6	218.8
□ Interest-Bearing Debt (*2)	123.3	660.5	606.0	511.7	424.4	381.2	230.7	216.6	219.2	1,389.2

*1 Liquidity = Cash and deposits + Marketable securities + Commercial Paper received under repurchase agreement
*2 Interest-Bearing Debt = Short-term Debt (includes current portion of Bonds and current portion of Long-term Debt) + Bonds + Long-term Debt

■ Debt / Equity Ratio



(Times)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— Debt / Equity Ratio	0.09	0.43	0.40	0.32	0.26	0.25	0.15	0.12	0.11	0.64

■ Interest Coverage Ratio



(Times)
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— Interest Coverage Ratio	38.8	10.2	11.8	16.5	22.1	29.3	54.2	54.9	49.9	10.6

Note. Interest Coverage Ratio = (Operating Income + Financial Income) / Financial Expense

■ Annual Dividends per Share



(Yen)
16,000
12,000
8,000
4,000
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Annual Dividends per Share	7,000	8,000	8,000	8,000	10,000	10,000	13,000	16,000	4,000	4,800
(Retroactively Adjusted)	1,400	1,600	1,600	1,600	2,000	2,000	2,600	3,200		

Note. A 5 for 1 stock split went into effect on April 1, 2006

■ Dividend Payout Ratio on a Consolidated Basis

(%)
100
50
0
(200)
(300)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— Dividend Payout Ratio	18.8	31.5	36.6	43.4	26.6	(252.1)	40.5	15.2	18.2	19.3



Domestic Tobacco Business

■ Total Domestic Market



(Billions of Cigarettes)
350
300
250
200
150
100
50
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total Domestic Market	336.6	332.2	324.5	319.3	312.6	299.4	292.6	285.2	270.0	258.5

Source: Tobacco Institute of Japan

■ JT Sales Volume and JT Share



(Billions of Cigarettes)
(%)
350
100
300
90
250
80
200
70
150
60
100
50
50
40
0
30
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ JT Sales Volume	257.5	250.1	243.1	237.2	229.0	218.3	213.2	189.4	174.9	167.7
— JT Share	76.5	75.3	74.9	74.3	73.3	72.9	72.9	66.4	64.8	64.9

■ Sales Volume of China Division and Domestic Duty-Free



(Billions of Cigarettes)
6
4
2
0
'02 '03 '04 '05 '06 '07 '08

Years ended March 31	2002	2003	2004	2005	2006	2007	2008
□ Sales Volume	5.8	6.0	5.4	5.1	3.2	3.4	3.5

Note: China Division covers China, Hong Kong, and Macau markets

■ Market Share by JT Brand Family



(%)
80
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Mild Seven	34.8	34.5	34.0	33.2	32.5	32.6	32.9	32.2	31.6	32.0
Seven Stars	7.8	7.8	7.7	8.2	8.3	8.4	8.3	8.7	9.0	8.9
Caster	8.7	8.3	8.0	7.8	7.5	7.1	6.6	6.3	6.0	5.9
Cabin	5.9	5.3	5.0	4.7	4.4	4.1	4.2	4.0	4.0	4.0
Peace	3.3	3.2	3.1	3.0	3.0	3.0	2.9	2.9	2.8	2.8
Pianissimo	—	—	—	—	—	—	—	1.9	2.4	2.5
Hope	2.2	2.1	2.1	2.1	2.0	2.0	2.1	2.1	2.0	2.0
Frontier	3.3	3.1	2.9	2.8	2.6	2.2	1.9	1.7	1.5	1.4
Other Brands	10.5	11.0	12.1	12.5	13.0	13.5	14.0	6.7	5.5	5.4

■ Top 20 Selling Products in Japan by Market Share (FY ended March 31, 2008)

	Product		Share (%)
1	MILD SEVEN SUPER LIGHTS	JT	5.4
2	SEVEN STARS	JT	5.1
3	MILD SEVEN LIGHTS	JT	4.8
4	MILD SEVEN	JT	4.0
5	MILD SEVEN ONE 100's BOX	JT	3.2
6	MARLBORO LIGHTS MENTHOL BOX	PMJ	2.9
7	MILD SEVEN EXTRA LIGHTS	JT	2.7
8	CASTER MILD	JT	2.5
9	CABIN MILD BOX	JT	1.8
10	SEVEN STARS BOX	JT	1.7
11	MILD SEVEN ONE	JT	1.6
12	PIANISSIMO ONE	JT	1.6
13	KENT ULTRA1 · 100's BOX	BATJ	1.6
14	LARK MILDS KS BOX	PMJ	1.5
15	MARLBORO KS BOX	PMJ	1.5
16	MILD SEVEN LIGHTS BOX	JT	1.4
17	CASTER ONE 100's BOX	JT	1.4
18	MILD SEVEN ONE BOX	JT	1.3
19	MARLBORO LIGHTS BOX	PMJ	1.3
20	HOPE (10)	JT	1.3

Source: Tobacco Institute of Japan

■ Market Share by Tar Level (Market Share In Top 100 Sales Products)


(%)
100
80
60
40
20
0
'01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2001	2002	2003	2004	2005	2006	2007	2008
□ 1 mg	12.9	14.0	14.6	16.1	18.4	19.9	21.2	22.7
□ 2-3 mg	8.1	7.9	7.5	6.6	6.7	7.4	7.0	8.2
□ 4-6 mg	24.8	24.0	23.8	23.5	23.1	23.2	23.4	23.0
□ 7-13 mg	40.8	40.8	40.9	40.3	39.8	37.7	36.3	34.1
□ 14 mg or Higher	13.4	13.4	13.3	13.4	12.1	11.9	12.1	12.1

Source. Tobacco Institute of Japan

■ Market Share by Tar Level (JT Products)


(%)
80
60
40
20
0
'01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2001	2002	2003	2004	2005	2006	2007	2008
□ 1 mg	5.8	6.0	6.1	7.2	8.5	11.7	12.9	14.0
□ 2-3 mg	5.8	5.8	5.9	5.4	5.9	6.6	6.7	6.7
□ 4-6 mg	18.6	17.9	17.3	17.0	16.5	14.5	13.9	14.2
□ 7-13 mg	32.2	32.0	31.6	30.9	30.0	22.0	19.7	18.5
□ 14 mg or Higher	12.6	12.5	12.5	12.4	12.0	11.6	11.6	11.5

■ Menthol Products Market Share


(%)
20
15
10
5
0
'01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2001	2002	2003	2004	2005	2006	2007	2008
— Menthol Products (*)	10.0	11.3	12.7	14.0	16.4	17.2	17.4	19.3
-- Menthol JT Products	5.5	6.4	6.8	7.6	8.9	7.0	6.8	7.4

* Market Share in top 100 sales products
Source. Tobacco Institute of Japan

■ Products Priced at ¥320 or more per pack and D-spec Products Market Share


(%)
12
10
8
6
4
2
0
'03 '04 '05 '06 '07 '08

Years ended March 31	2003	2004	2005	2006	2007	2008
— JT Products Priced at ¥320 or more per pack (*1)	10.2	11.1	11.8	6.3	5.5	5.4
-- D-spec Products (*2)	0.01	0.38	0.93	1.72	4.04	4.59

*1 ~ Jun. 03: ¥280 or more. Jul. 03 ~ Jun 06: ¥300 or more
*2 D-spec products, reduced odor segment products (known as "Less Smoke Smell" products abroad), incorporate the company's odor-reducing technology in response to customer demands for a reduction in the unpleasant smell of smoke

■ JT Net Sales Excluding Taxes per Thousand Cigarettes


(Yen)
4,100
4,000
3,900
3,800
3,700
3,600
3,500
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
— JT Net Sales Excluding Taxes Per Thousand Cigarettes	3,790	3,822	3,840	3,850	3,856	3,908	3,941	3,864	3,990	4,057

Note: JT Net sales excluding taxes thousand cigarettes = (retail price sales - retailer margins - consumption tax
- national tobacco excise tax - local tobacco excise tax
- national tobacco special excise tax) / sales volume X 1,000

■ Composition of JT Products by Price Range


(%)
100
80
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Products Priced at ¥300 or more per pack (*1)	37.2	36.5	37.7	38.2	38.4	42.6	44.8	40.2	71.7	87.0
Products Priced at ¥320 or more per pack					12.1	14.7	16.1	9.5	8.5	8.3
Products Priced at ¥310 per pack					3.8	1.0	0.0	0.0	0.0	0.0
Products Priced at ¥300 per pack					22.5	26.9	28.7	30.7	63.2	78.7
□ Products Priced at ¥290 or less per pack (*2)	62.8	63.5	62.3	61.8	61.6	57.4	55.1	59.8	28.3	13.1

*1 ~ Nov. 98: ¥240 or more, Dec. 98 ~ Jun. 03: ¥260 or more, Jul. 03 ~ Jun. 06: ¥280 or more
*2 ~ Nov. 98: ¥230 or less, Dec. 98 ~ Jun. 03: ¥250 or less, Jul. 03 ~ Jun. 06: ¥270 or less

■ New Product Launches and Sales Area Expansion

Year ended March 31, 2008 (3 products) (D-spec. one product, Menthol. two products)

Date	Product	D-spec	Menthol	Tar (mg)	Nicotine (mg)	Price	Sales Region
Jul-07	MILD SEVEN AQUA MENTHOL SUPER LIGHTS BOX		O	6	0.5	¥300	Nationwide
Dec-07	MILD SEVEN D-SPEC SUPER LIGHTS BOX	O		6	0.5	¥300	Nationwide
Feb-08	SEVEN STARS LIGHTS MENTHOL		O	7	0.6	¥300	Tokyo, Kanagawa, Chiba, Saitama, Tochigi, Gunma, Ibaraki, Yamanashi, Okinawa

■ Number of New Products Launches



20
15
10
5
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Number of New Products Launches	4	2	4	7	4	14	18	14	9	3

■ Number of JT Cigarette Products



120
100
80
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Number of JT Cigarette Products	97	99	99	102	98	93	95	117	106	94

■ Smoking Rate (by gender)



(%)
60
50
40
30
20
10
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

At the time of survey	1998	1999	2000	2001	2002	2003	2004	2005	2006(*)	2007
— All Adults	33.6	33.6	32.9	32.7	30.9	30.3	29.4	29.2	26.3	26.0
— Male	55.2	54.0	53.5	52.0	49.1	48.3	46.9	45.8	41.3	40.2
— Female	13.3	14.5	13.7	14.7	14.0	13.6	13.2	13.8	12.4	12.7

Source: JT "Japan Smoking Rate Survey"

* The survey method, along with the sample number, was modified from 2006, resulting in a lack of comparability with results prior to 2006

■ Smoking Rate (by age)



(%)
50
40
30
20
10
0
Total
20s
30s
40s
50s
over-60s

Survey in 2007	Total	20s	30s	40s	50s	over-60s
☐ Male	40.2	42.8	47.8	46.1	45.9	27.8
☐ Female	12.7	17.6	18.9	15.9	14.0	6.1

Source: JT "Japan Smoking Rate Survey"

■ Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and local tobacco excise tax. The national tobacco excise tax is set at ¥3,552 per thousand cigarettes, the national tobacco special excise tax at ¥820 per thousand cigarettes, and the local tobacco excise tax is set at ¥4,372 per thousand cigarettes. In addition, under the Consumption Tax Law, a 5% consumption tax is imposed as with other goods and services. All tobacco excise taxes and consumption tax are imposed not only for tobacco products manufactured in Japan but also for imported tobacco products. From April 1987, no customs duties apply to imported tobacco products.

■ Changes of Tobacco Excise Taxes

Item	Tobacco Consumption Tax				Tobacco Excise Tax					
	Apr-1985		May-1986		Apr-1989	Apr-1997	Dec 1998	May-1999	Jul 2003	Jul-2006
	Ad valorem (%)	Specific (¥/1,000 units)	Ad valorem* (%)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)	Specific (¥/1,000 units)
National Tobacco Excise Tax	23.0	582	23.0	1,032	3,126	3,126	3,126	2,716	3,126	3,552
National Tobacco Special Excise Tax	—	—	—	—	—	—	820	820	820	820
Local Tobacco Excise Tax	22.4	550	22.4	1,000	3,126	3,126	3,126	3,536	3,946	4,372
Total Excise Tax	45.4	1,132	45.4	2,032	6,252	6,252	7,072	7,072	7,892	8,744
Consumption Tax	—	—	—	—	3.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Tobacco Regulation Changes	• Tobacco Consumption Tax was introduced		• ¥1,000 was deducted from tax base for Ad valorem • Tobacco Consumption Tax was increased		• Consumption Tax was introduced • Tobacco Consumption Tax was renamed Tobacco Excise Tax	• Consumption Tax was increased	• National Tobacco Special Excise Tax was introduced	• Review of budget allocations in line with a revision of laws	• Tobacco Excise Tax was increased	• Tobacco Excise Tax was increased

(Reference)

	Apr-1985	May-1986	Apr-1989	Apr-1997	Dec 1998	May-1999	Jul 2003	Jul-2006
Retail Price of Mild Seven per pack	¥200	¥220	¥220	¥230	¥250	¥250	¥270	¥300
Tax Incidence of Mild Seven per pack (incl. Consumption Tax)	56.7%	59.7%	59.7%	59.1%	61.3%	61.3%	63.2%	63.1%

■ Breakdown of Price Levels per Cigarettes Package

	List price ¥290 per pack		List price ¥300 per pack		List price ¥320 per pack	
Consumption Tax	¥ 13.81	4.76%	¥ 14.29	4.76%	¥ 15.24	4.76%
Retailer's Margin	¥ 29.00	10.00%	¥ 30.00	10.00%	¥ 32.00	10.00%
Total Tobacco Excise Tax	¥174.88	60.30%	¥174.88	58.29%	¥174.88	54.65%
National Tobacco Excise Tax	¥ 71.04	24.50%	¥ 71.04	23.68%	¥ 71.04	22.20%
Local Tobacco Excise Tax	¥ 87.44	30.15%	¥ 87.44	29.15%	¥ 87.44	27.33%
National Tobacco Special Excise Tax	¥ 16.40	5.66%	¥ 16.40	5.47%	¥ 16.40	5.13%
JT's Proceeds	¥ 72.31	24.93%	¥ 80.83	26.94%	¥ 97.88	30.59%

Net sales excluding taxes

Net sales including taxes

Retail price sales

■ Tobacco Manufacturing System



Leaf processing factory
Decompose leaves into mesophyll and vain
Dry leaves to adjust moisture content appropriate for storing and ripening.
Pack dried-leaves in an appropriate portion for storing and transporting.
Ripen leaves for a certain period
Cigarette manufacturing factory
Customer
Pack cigarettes into parcels or cartons and cardboard boxes.
Roll cigarettes
Add aromatic essences called top dressing
Cut leaves into smaller pieces
Blend several leaves

■ Number of Domestic Cigarette Manufacturing Factories



25
20
15
10
5
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Domestic Cigarette Manufacturing Factories	25	25	25	25	25	22	18	10	10	10

■ Tobacco Manufacturing-related Factory Location

As of March 31, 2008



Cigarette manufacturing factories: 10
Morioka factory
Koriyama factory
Kita-Kanto factory
Odawara factory
Tokai factory
Hamamatsu factory
Kanazawa factory (to be closed in March 31, 2009)
Kansai factory
Yonago factory
Kyushu factory
Other tobacco related factories: 4
Tomobe factory
Hiratsuka factory
Okayama printing factory
Hofu factory

■ Tobacco Sales System


Customers
sales
JT
direct sales
Retailers
Wholesalers
approval
licensing requirement for selling
registration for the wholesale
by way of wholesalers or direct sales
requirement for the approval of retail price
approval
Registered Importers
approval
requirement for the approval of retail price
imports
registration notification
registration requirement for registered importers
Foreign Tobacco Companies

■ Number of Tobacco Retailers


(Thousands of Stores)
350
300
250
200
150
100
50
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
☐ Tobacco Retailers	299	302	306	307	307	305	304	304	302	298

Source: Ministry of Finance

■ Number of Tobacco Vending Machines


(Thousands)
700
600
500
400
300
200
100
0
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07

As of December 31	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
☐ Total Tobacco Vending Machines	527	529	625	629	629	626	622	616	565	520

Source: Japan Vending Machine Manufacturers Association

■ Number of Tobacco Vending Machines (JT Tobacco Vending Machines)


(Thousands)
300
200
100
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
☐ JT Tobacco Vending Machines	146	193	220	251	254	237	226	243	228	207

■ Number of Domestic Tobacco Growers and Area under Domestic Leaf Tobacco Cultivation



(Thousands of Growers)
(Thousands of Hectares)
30
20
10
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Number of Domestic Tobacco Growers	25	24	23	21	20	20	18	14	14	13
— Area under Domestic Leaf Tobacco Cultivation	25	24	24	23	23	22	21	19	18	17

■ Volume of Domestic and International Leaf Tobacco Purchase



(Thousands of Tons)
100
80
60
40
20
0
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Domestic	63	64	60	60	58	50	52	46	37	37
□ International	100	95	94	100	85	90	85	39	60	68

■ Value of Domestic Leaf Tobacco Purchase and Price per 1kg



(Billions of Yen)
(Yen)
200
150
100
50
0
2,000
1,900
1,800
1,700
1,600
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Amount	118.5	121.6	117.1	114.7	109.2	93.1	98.0	84.3	68.5	69.2
— Price per 1 kg	1,853	1,879	1,926	1,895	1,878	1,839	1,862	1,801	1,818	1,833

■ Leaf Tobacco Reappraisal Profit / Loss



(Billions of Yen)
15
12
9
6
3
0
(3)
(6)
(9)
(12)
'99 '00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Leaf Tobacco Reappraisal	12.8	14.7	4.1	1.9	0.7	6.6	(9.8)	(9.5)	9.5	4.1

Note: ( ) indicates reappraisal loss

International Tobacco Business

■ Worldwide Demand for Cigarette



(Billions of Cigarettes)
6,000
5,500
5,000
4,500
4,000
'97 '98 '99 '00 '01 '02 '03 '04 '05 '06

Years ended December 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
☐ Worldwide Demand for Cigarette	5,413	5,372	5,407	5,469	5,471	5,494	5,508	5,597	5,585	5,686

Source: The Maxwell Report

■ Market Share of the Top International Tobacco Companies

(%)

Years ended December 31	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Altria	17.5	17.6	16.2	16.5	16.6	16.6	16.8	17.0	17.7	17.8
British American Tobacco	13.2	13.3	13.9	14.8	14.8	14.1	14.4	15.2	12.1	12.1
JT	4.7	4.7	8.5	8.2	8.3	8.0	7.7	7.7	7.4	7.4
Reynolds American	5.9	5.6	1.8	1.8	1.7	1.7	1.5	2.0	1.9	1.9
Rothmans	4.4	4.3	1.3	—	—	—	—	—	—	—

Source: The Maxwell Report

■ Top 10 Brands by Sales Volume Worldwide

(Billions of cigarettes)

Years ended December 31 Brand	Brand Owner	Total World Annual Sales Volume 2005	2006
1. Marlboro	Altria	472.7	466.3
2. Winston	Total (*)	91.3	108.0
	JT	77.1	94.6
	Reynolds American	14.2	13.3
3. Mild Seven	JT	111.7	106.1
4. L&M	Altria	106.2	104.9
5. Camel	Total (*)	59.0	60.7
	JT	35.7	36.1
	Reynolds American	23.3	24.7
6. Cleopatra	Eastern Tobacco	57.2	N/A
7. Pall Mall	Reynolds American, British American Tobacco	39.7	53.3
8. Kent	British American Tobacco, Lorillard	39.5	45.6
9. Derby	British American Tobacco, Altria	42.1	42.8
10. Wills Gold Flake	British American Tobacco	34.3	38.4

Source: The Maxwell Report
* Sales volume within the United States and that outside the United States belong to Reynolds American and JT, respectively

■ Tobacco Sales Volume (by Brand)


(Billions of Cigarettes)
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended December 31	2000	2001	2002	2003	2004	2005	2006	2007
Total	203.1	215.1	203.3	198.8	212.4	220.3	240.1	385.6
GFB Total	95.7	107.8	109.8	117.5	131.4	133.8	149.1	203.2
Winston	35.0	43.0	48.0	55.9	70.1	76.4	93.9	111.0
Camel	33.0	36.0	34.0	34.8	35.1	35.2	35.4	38.6
Mild Seven	16.0	18.0	17.0	17.2	17.2	17.5	17.5	16.8
Benson & Hedges								8.3
Silk Cut								3.9
LD								17.5
Sobranie								1.2
Glamour								5.9
Other Brands	107.4	107.3	93.5	81.3	81.0	86.5	91.0	182.4

Notes: 1. Sales volume in the China Division (China, Hong Kong, and Macau) was included in 2000 and 2001, but excluded from 2002 to 2007
2. GFB in FY2000-2006: Winston, Camel, Mild Seven, Salem
GFB in FY2007: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie, Glamour

■ Tobacco Sales Volume (by Region)


(Billions of Cigarettes)
400
300
200
100
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended December 31	2000	2001	2002	2003	2004	2005	2006	2007
Total	203.1	215.1	203.3	198.8	212.4	220.3	240.1	
Asia	38.0	42.0	39.0	40.4	40.6	33.5	29.1	
Europe	37.0	38.0	38.0	36.9	38.1	39.2	44.1	
Americas	11.0	11.0	10.0	9.9	9.9	9.3	8.8	
CIS & Others	118.0	124.0	116.0	111.6	123.8	138.3	158.0	
Total							240.1	385.6
North & Central Europe							5.7	39.3
CIS+							108.6	195.1
South & West Europe							40.1	55.2
Rest of the World							85.7	95.9

Note: Sales volume in the China Division (China, Hong Kong and Macau) were included in 2000 and 2001, but excluded from 2002 to 2007

■ Net Sales Excluding Taxes per Thousand Cigarettes


(U.S. Dollars)
25
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06 '07

Years ended December 31	2000	2001	2002	2003	2004	2005	2006	2007
Net Sales Excluding Taxes per Thousand Cigarettes	14.4	14.0	15.0	17.4	18.6	19.9	19.7	20.8

Note: Net sales in the China Division (China, Hong Kong, and Macau) were included in 2000 and 2001, but excluded from 2002 to 2007

■ Number of International Factories


35
30
25
20
15
10
5
0
'01 '02 '03 '04 '05 '06 '07 '08

As of March 31	2001	2002	2003	2004	2005	2006	2007	2008
Number of International Factories	19	17	16	16	16	17	17	31

■ R&D Expense on a Non-consolidated Basis


(Billions of Yen)
35
30
25
20
15
10
5
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ R&D Expense on a Non-consolidated Basis	26.0	29.0	34.5	26.4	23.1	20.1	19.3	21.9	22.9

■ Clinical Development

As of May 1, 2008

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase 2 (JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP — CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL — HDL: High density lipoprotein, Good Cholesterol — LDL: Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. Note: Development stage by Roche: Phase3
JTT-130 (oral)	Phase 2 (JPN) Phase 2 (Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP — MTP: Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase 1 (JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV — HIV: Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase 2 (Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP — CETP: Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL — HDL: High density lipoprotein, Good Cholesterol — LDL: Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase 2 (JPN) Phase 1 (Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells — BMD: Bone Mineral Density — PTH: Parathyroid Hormone — CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase 2 (JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. — URAT 1: Urate Transporter 1	
JTT-553 (oral)	Phase 1 (Overseas)	Obesity	DGAT1 inhibitor	Reduces fat absorption from the small intestine and inhibits fat synthesis in adipose tissue via inhibition of DGAT1 — DGAT 1: Acyl CoA: diacylglycerol acyltransferase 1	
JTT-651 (oral)	Phase 1 (JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP — GP: Glycogen Phosphorylase	
JTK-652 (oral)	Phase 1 (Overseas)	Hepatitis C	Entry inhibitor	Treatment of hepatitis C by inhibiting the infection process of HCV into hepatocytes — HCV: Hepatitis C Virus	
JTS-653 (oral)	Phase 1 (JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons — TRPV 1: Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase 1 (Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 — HSD 1: 11beta-hydroxysteroid dehydrogenase type1	



Foods Business

■ Net Sales



(Billions of Yen)
350
300
250
200
150
100
50
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Foods Business	195.0	210.3	221.1	232.4	250.1	265.3	278.3	286.5	336.4
Processed Foods (*)	—	41.6	48.0	60.0	73.6	87.8	93.0	95.7	141.4
Beverages	—	165.4	173.1	172.3	176.5	177.4	185.3	190.7	194.9

* From FY2003, JTDS and HANS were included in Processed Foods, and the data for was adjusted 2002. Sales figures of Processed Foods prior to FY2002 are not comparable

■ Number of Marking/Combined Vending Machines



(Machines)
120,000
100,000
80,000
60,000
40,000
20,000
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

Years ended March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
Vending Machines	—	—	190,000	201,000	211,000	226,000	237,000	250,500	257,000
□ JT-Owned	30,000	31,000	36,500	45,500	45,000	44,500	40,500	38,000	35,500
□ Combined	20,000	31,000	38,500	43,500	50,500	54,000	61,500	66,000	71,500

Note: Number of vending machines includes machines operated by JT's affiliates and cup vending machines. Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages

Number of Employees

■ Number of Employees



(Employees)
50,000
40,000
30,000
20,000
10,000
0
'00 '01 '02 '03 '04 '05 '06 '07 '08

As of March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Total	41,703	40,237	39,387	38,628	39,243	32,640	31,476	33,428	47,459
Tobacco Business	32,367	30,894	29,860	28,946	28,504	24,350			
Domestic							11,795	11,534	11,548
International							11,943	12,401	22,324
Pharmaceutical Business	1,682	1,670	1,580	1,530	1,551	1,566	1,532	1,554	1,569
Foods Business	3,397	3,654	4,097	4,581	5,409	5,357	5,232	7,084	11,169
Other Business	3,093	2,820	2,707	2,437	2,608	706	604	461	441
Corporate	1,164	1,199	1,143	1,134	1,171	661	370	394	408

Note: Number of employees is counted at working basis, unless otherwise indicated

As of March 31	2000	2001	2002	2003	2004	2005	2006	2007	2008
□ Number of Employees (parent company)	16,235	15,588	14,462	14,172	13,769	10,124	8,855	8,930	8,999
Number of Employees Based on Enrollment (parent company)	20,194	19,355	17,815	17,272	16,690	11,300	9,931	9,984	10,010

As of December 31	1999	2000	2001	2002	2003	2004
JT International (Thousands of Employees) (*)	13.0	11.8	11.7	11.6	11.9	12.0

* From FY2006, the data is disclosed as those of international tobacco business



Shareholder Information (As of March 31, 2008)

Common Stock

Note: A 5 for 1 stock split was completed on April 1, 2006

Authorized: 40,000,000 shares

Issued: 10,000,000 shares

Number of shareholders: 49,329

Transfer Agent

The Mitsubishi UFJ Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Stock Exchange Listings

First Sections of Tokyo Stock Exchange

Osaka Securities Exchange

Nagoya Stock Exchange

Fukuoka Stock Exchange

Sapporo Securities Exchange

Principal Shareholders

Name	Shares held
The Minister of Finance	5,001,716
The Master Trust Bank of Japan, Ltd. (Trust Account)	244,574
Japan Trustee Services Bank, Ltd. (Trust Account)	199,849
State Street Bank and Trust Company	175,623
The Chase Manhattan Bank 385036	97,337
State Street Bank and Trust Company 505103	97,278
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	94,835
Goldman Sachs International	88,383
Morgan Stanley & Co. Inc.	78,061
UBS AG London A/C IPB Segregated Client Account	72,149

Composition of Shareholders (Years ended March 31)


(%)
100
80
60
40
20
0
'04
'05
'06
'07
'08
50.0
12.7
Individuals and others
Foreign institutions and others
Other institutions
Securities companies
Financial institutions
Japanese government

Offering JT Shares by Government

1st Offering

Method	Offering by Bids	Offering by non-Bids
Offer Price (Pricing Date)	Bid Price: From ¥1,362,000 to ¥2,110,000 Weighted Average Price: ¥1,438,000 (August 29, 1994)	¥1,438,000 (August 31, 1994)
Number of Offering shares	229,920 shares	164,356 shares
Offering Term	From August 15 to 18, 1994	From September 2 to 8, 1994

Note: The Listing date
October 27, 1994: First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange
November 7, 1994: Other Stock Exchanges

2nd and 3rd Offering

	2nd Offering	3rd Offering
Method	Offering by Book-Building formula	Offering by Book-Building formula
Offer Price (Pricing Date)	¥815,000 (June 17, 1996)	¥843,000 (June 7, 2004)
Number of Offering shares	Japan: 237,390 shares, International: 35,000 shares (Total: 272,390 shares)	Japan: 198,334 shares, International: 91,000 shares (Total: 289,334 shares)
Offering Term	From June 18 to 19, 1996	From June 8 to 10, 2004

Stock Price Range and Trading Volume



(Yen)
(Point)
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
All Time High
Dec. 21, 2007: ¥708,000
All Time Low
Apr. 7, 2003: ¥128,800
(Pre-split ¥644,000)
[reference]
TOPIX (right)
'94/10 '95/03 '96/03 '97/03 '98/03 '99/03 '00/03 '01/03 '02/03 '03/03 '04/03 '05/03 '06/03 '07/03 '08/03

Note: Due to a 5 for 1 stock split on April 1, 2006, stock prices reflect post-split levels

JT Stock Data (Years ended March 31)

	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
High (Yen)	240,000	204,000	204,000	208,000	262,000	308,000	193,800	182,800	178,000	163,600	266,000	435,000	604,000	708,000
Low (Yen)	153,200	142,000	149,600	156,400	174,000	137,200	138,000	139,000	137,600	128,800	152,800	238,000	362,000	492,000
Trading volume (shares)	207,678	162,657	330,107	362,349	315,892	567,207	448,631	464,116	500,302	596,318	1,213,156	1,412,073	6,119,498	5,660,892

Notes: 1. Highs, lows, and trading volume of shares refer to those on the First Section of the Tokyo Stock Exchange
2. Due to a 5 for 1 stock split on April 1, 2006, stock prices reflect post-split levels

Members of the Board, Auditors, and Executive Officers (As of June 24, 2008)

Members of the Board

Chairman of the Board

Yoji Wakui

Representative Directors

Hiroshi Kimura

Munetaka Takeda

Masaaki Sumikawa

Ichiro Kumakura

Ryoichi Yamada

Members of the Board

Noriaki Okubo

Mitsuomi Koizumi

Sadao Furuya

Yasushi Shingai

Member of the Board, Corporate Counselor

Katsuhiko Honda

Auditors

Standing Auditors

Hisao Tateishi*

Gisuke Shiozawa

Auditors

Hiroyoshi Murayama*

Takanobu Fujita*

* Outside Corporate Auditors under the Commercial Code of Japan

Executive Officers

President

Hiroshi Kimura
Chief Executive Officer

Executive Deputy Presidents

Munetaka Takeda
Assistant to CEO in Compliance, Finance and Food Business

Masaaki Sumikawa
Assistant to CEO in CSR, Strategy, HR and Operational Review and Business Assurance

Ichiro Kumakura
President, Tobacco Business and Assistant to CEO in Vending Machinery

Ryoichi Yamada
Assistant to CEO in Communications, General Administration and Legal

Senior Executive Vice President

Ryuichi Shimomura
Chief Legal Officer

Executive Vice Presidents

Mitsuomi Koizumi
Chief Marketing & Sales Officer, Tobacco Business

Tadashi Iwanami
Chief R&D Officer, Tobacco Business

Kenji Iijima
Head of Manufacturing General Division, Tobacco Business

Tatsuya Hisano
Head of Domestic Leaf Tobacco General Division, Tobacco Business

Noriaki Okubo
President, Pharmaceutical Business

Shigeo Ishiguro
Head of Central Pharmaceutical Research Institute, Pharmaceutical Business

Sadao Furuya
President, Food Business

Mutsuo Iwai
Chief Strategy Officer

Masakazu Shimizu
Chief Communications Officer

Senior Vice Presidents

Yoshihisa Fujisaki
Head of Brand General Division, Tobacco Business

Hirotoshi Maejima
Deputy R&D Officer, Tobacco Business

Akira Saeki
Head of Tobacco Business Planning Division and Chief Corporate, Scientific & Regulatory Affairs Officer, Tobacco Business

Ryoko Nagata
Head of Soft Drink Business Division, Food Business

Satoshi Matsumoto
Chief Human Resources Officer

Hideki Miyazaki
Chief Financial Officer

Ryoji Chijiiwa
Chief General Affairs Officer

Corporate Data (As of March 31, 2008)

Head Office

2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81)3-3582-3111
Fax: (81)3-5572-1441
URL: http://www.jti.co.jp/JTI_E/

Date of Establishment

April 1, 1985

Paid-in Capital

¥100 billion

Number of Employees

47,459 (Consolidated)
8,999 (Parent Company)

Domestic Sales Offices

Hokkaido (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Shikoku (Kagawa)
Fukuoka (Fukuoka)
17 other sales offices

Domestic Factories

Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kyushu (Fukuoka)
10 other factories

Domestic Laboratories

Leaf Tobacco Research Laboratory (Tochigi)
Tobacco Science Research Institute (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)

JT International S.A.

1, Rue de la Gabelle CH-1211, Geneva 26, Switzerland
Tel: (41)-22-7030-777
Fax: (41)-22-7030-789
URL: http://www.jti.com/

Members of JT International Executive Committee

Pierre de Labouchere
President and Chief Executive Officer

Yasushi Shingai
Executive Vice President, Deputy CEO & Chief Financial Officer

Thomas A. McCoy
Chief Operating Officer

David Aitken
Senior Vice President Consumer & Trade Marketing

Paul Bourassa
Senior Vice President Legal, Regulatory Affairs & Compliance

Jörg Schappei
Senior Vice President Human Resources

Bill Schulz
Senior Vice President Global Supply Chain

Takehisa Shibayama
Senior Vice President Research & Development

Frits Vranken
Senior Vice President Business Development & Corporate Strategy

Martin Braddock
Regional President CIS / Adriatica / Romania

Stefan Fitz
Regional President Central Europe / Nordic

Hans-Gerd Hesse
Regional President Asia Pacific

Fadoul Pekhazis
Regional President Middle East / Near East / Africa / Turkey & WWDF

Eddy Pirard
Regional President United Kingdom / Ireland

Michel Poirier
Regional President Americas

Roberto Zanni
Regional President Western & Southern Europe / Baltics

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441
www.jti.co.jp

This annual report is printed using ink that contains
less than 1% of Volatile Organic Compounds (VOCs).
Printed in Japan



JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contact: Yukiko Seto
General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292

FOR IMMEDIATE RELEASE

JT's UK Subsidiaries Reach Resolution Agreement with OFT

Tokyo, July 12, 2008 – Japan Tobacco Inc. ("JT") (TSE: 2914) announced today that Gallaher Group Ltd. and Gallaher Ltd. (together referred to as "Gallaher"), JT's tobacco subsidiaries in the United Kingdom, have concluded an early resolution agreement with the Office of Fair Trading (OFT), the UK competition authority. Gallaher has agreed to pay a fine of approximately £93 million for anti-competitive business practices relating to the retail pricing of tobacco products in the UK during 2000 to 2003, i.e. prior to JT's acquisition of the Gallaher group of companies. Gallaher is required to continue to co-operate with the OFT during its ongoing investigation.

In August 2003, the OFT sought information from Gallaher and other tobacco manufacturer as well as a number of retailers as part of an investigation into the retail pricing of the cigarette, tobacco and tobacco-related market in the UK. Since then, Gallaher has co-operated fully with the investigation.

The OFT issued a statement of objections in April 2008, and following a careful and comprehensive review of the document, the JT Group decided to conclude an early resolution agreement with the OFT, which JT believes best serves the interests of all parties involved.

The amount of fine payable based on the agreement is sufficiently covered in the amount that is already booked in the purchase price allocation related to JT's acquisition of Gallaher.

While the agreement reached with the OFT relates only to Gallaher's past business activities prior to JT's acquisition of the Gallaher group of companies, JT considers that compliance with all applicable laws in each market in which it operates is of the utmost importance. JT will continue to enhance efforts to ensure compliance of the whole group of companies.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.


FASF
MEMBERSHIP

July 31, 2008

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009

Name of the Listed Company: **Japan Tobacco Inc.** (Stock Code: 2914)
Listed Stock Exchanges: Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo Stock Exchanges
URL: http://www.jti.co.jp/
Representative: Hiroshi Kimura, President, Chief Executive Officer and Representative Director
Contact: Masakazu Shimizu, Chief Communications Officer
Telephone: +81-3-3582-3111
Scheduled date to file Quarterly Report: August 13, 2008

(Millions of yen with fractional amounts discarded, unless otherwise noted.)

1. Consolidated financial results for the first quarter of the fiscal year ending March 31, 2009 (from April 1, 2008 to June 30, 2008)

(1) Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Net sales		Operating income		Ordinary income		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1Q ended June 30, 2008	1,719,819	-	110,447	-	72,551	-	16,910	-
1Q ended June 30, 2007	1,219,784	(5.4)	93,337	(8.6)	90,950	(12.1)	63,099	(17.2)

	Net income per share	Diluted net income per share
	Yen	Yen
1Q ended June 30, 2008	1,765.17	1,765.09
1Q ended June 30, 2007	6,586.49	-

(2) Consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
As of June 30, 2008	4,571,831	1,700,582	35.6	169,740.85
As of March 31, 2008	5,087,214	2,154,629	40.8	216,707.27

Reference: Equity:
As of June 30, 2008: 1,626,130 million yen; As of March 31, 2008: 2,076,072 million yen

2. Cash dividends

	Cash dividends per share				
Record date	First quarter	Second quarter	Third quarter	Fiscal year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2008	-	2,200.00	-	2,600.00	4,800.00
Year ending March 31, 2009	-				5,200.00
Year ending March 31, 2009 (Forecast)		2,600.00	-	2,600.00	

Note: Revision of the forecasts in the first quarter of the fiscal year ending March 31, 2009: None

3. Consolidated earnings forecasts for the fiscal year ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Percentages indicate year-on-year changes.)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
2Q ending September 30, 2008 (cumulative)	-	-	-	-	-	-	-	-	-
Year ending March 31, 2009	6,610,000	3.1	311,000	(27.8)	278,000	(23.3)	148,000	(38.0)	15,448.72

Notes: 1. Forecasts for the first two quarters ending September 30, 2008 are not issued.
2. Revision of the forecasts in the first quarter of the fiscal year ending March 31, 2009: None

4. Others

(1) Significant changes in subsidiaries during the period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2) Application of simple accounting as well as specific accounting for preparing the quarterly consolidated financial statements: Applicable

(3) Changes in accounting policies, procedures, and methods of presentation for preparing the quarterly consolidated financial statements: Applicable

(4) Number of issued shares (common stock)

a. Total number of issued shares at the end of the period (including treasury stock)

As of June 30, 2008	10,000,000 shares
As of March 31, 2008	10,000,000 shares

b. Number of treasury stock at the end of the period

As of June 30, 2008	419,920 shares
As of March 31, 2008	419,920 shares

c. Average number of shares during the period

For the first quarter of the fiscal year ending March 31, 2009	9,580,080 shares
For the first quarter of the fiscal year ended March 31, 2008	9,580,080 shares

* Appropriate use of earnings forecasts, and other special directions

1. The forward-looking statements, including earnings forecasts, contained in this document are based on information currently available to the Company and on certain assumptions deemed to be reasonable. Actual business results may differ substantially due to various factors.
2. Commencing with the first quarter under review, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) are applied. Also, quarterly consolidated financial statements are prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements" (Cabinet Office Ordinance No. 64 of 2007).

Consolidated financial statements

(1) Consolidated balance sheets

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008 (Summary)
Assets		
Current assets		
Cash and deposits	210,853	213,885
Notes and accounts receivable–trade	327,141	325,075
Short-term investment securities	7,683	4,952
Merchandise	42,893	36,539
Finished goods	101,215	102,330
Semi-finished goods	105,587	120,527
Raw materials	179,226	206,725
Work in process	7,715	7,938
Other	308,917	221,223
Allowance for doubtful accounts	(3,981)	(4,504)
Total current assets	1,287,251	1,234,695
Noncurrent assets		
Property, plant and equipment	727,554	763,332
Intangible assets		
Goodwill	1,668,251	2,106,887
Right of trademark	532,918	613,496
Other	35,429	39,023
Total intangible assets	2,236,599	2,759,407
Investments and other assets		
Investment securities	134,322	132,173
Other	216,552	227,861
Allowance for doubtful accounts	(30,319)	(30,075)
Allowance for investment valuation	(130)	(180)
Total investments and other assets	320,424	329,778
Total noncurrent assets	3,284,579	3,852,518
Total assets	4,571,831	5,087,214
Liabilities		
Current liabilities		
Notes and accounts payable–trade	169,193	175,369
Short-term loans payable	244,342	269,034
Current portion of bonds	219,961	73,054
Current portion of long-term loans payable	9,973	6,668
National tobacco excise tax payable	254,289	200,875
National tobacco special excise tax payable	10,841	10,898
Local tobacco excise tax payable	88,972	88,839
Income taxes payable	57,457	71,693
Provision	17,813	41,481
Other	324,410	346,480
Total current liabilities	1,397,256	1,284,396

(Millions of yen)

	As of June 30, 2008	As of March 31, 2008 (Summary)
Noncurrent liabilities		
Bonds payable	467,655	643,631
Long-term loans payable	435,591	396,907
Provision for retirement benefits	280,243	283,387
Other provision	724	1,000
Other	289,778	323,261
Total noncurrent liabilities	1,473,992	1,648,188
Total liabilities	2,871,248	2,932,584
Net assets		
Shareholders' equity		
Capital stock	100,000	100,000
Capital surplus	736,400	736,400
Retained earnings	1,143,370	1,344,490
Treasury stock	(74,578)	(74,578)
Total shareholders' equity	1,905,192	2,106,311
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	24,591	21,338
Deferred gains or losses on hedges	341	219
Pension liability adjustment of foreign consolidated subsidiaries	(9,201)	(10,711)
Foreign currency translation adjustment	(294,792)	(41,085)
Total valuation and translation adjustments	(279,061)	(30,238)
Subscription rights to shares	247	185
Minority interests	74,203	78,370
Total net assets	1,700,582	2,154,629
Total liabilities and net assets	4,571,831	5,087,214

(2) Consolidated statement of income

(Millions of yen)

	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)
Net sales	1,719,819
Cost of sales	1,394,538
Gross profit	325,280
Selling, general and administrative expenses	214,833
Operating income	110,447
Non-operating income	
Interest income	2,008
Dividends income	1,386
Other	3,037
Total non-operating income	6,433
Non-operating expenses	
Interest expenses	11,384
Foreign exchange losses	29,771
Financial support for domestic leaf tobacco growers	39
Other	3,133
Total non-operating expenses	44,329
Ordinary income	72,551
Extraordinary income	
Gain on sales of noncurrent assets	678
Lump sum income from phasing out trade agreement	600
Other	77
Total extraordinary income	1,355
Extraordinary loss	
Loss on sales of noncurrent assets	121
Loss on retirement of noncurrent assets	4,998
Impairment loss	10,480
Introduction costs for vending machines with adult identification functions	7,786
Other	1,353
Total extraordinary losses	24,740
Income before income taxes and minority interests	49,166
Income taxes-current	30,509
Minority interests in income	1,745
Net income	16,910

(3) Consolidated statement of cash flows

(Millions of yen)

	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	49,166
Depreciation and amortization	43,379
Impairment loss	10,480
Loss (gain) on sales and retirement of noncurrent assets	(214)
Amortization of goodwill	26,783
Increase (decrease) in provision for retirement benefits	2,953
Interest and dividends income	(3,395)
Interest expenses	11,384
Decrease (increase) in notes and accounts receivable–trade	(19,075)
Decrease (increase) in inventories	(63,416)
Increase (decrease) in notes and accounts payable–trade	(2,326)
Increase (decrease) in accounts payable–other	(28,774)
Increase (decrease) in tobacco excise taxes payable	68,572
Other, net	(57,518)
Subtotal	37,997
Interest and dividends income received	3,086
Interest expenses paid	(10,774)
Income taxes paid	(62,117)
Net cash provided by (used in) operating activities	(31,808)
Net cash provided by (used in) investment activities	
Proceeds from sales and redemption of securities	1,794
Purchase of property, plant and equipment	(17,889)
Proceeds from sales of property, plant and equipment	1,193
Purchase of intangible assets	(1,834)
Purchase of investments in subsidiaries	(7,644)
Purchase of investments in subsidiaries resulting in change in scope of consolidation	(3,061)
Payments for sales of investments in subsidiaries resulting in change in scope of consolidation	(14)
Other, net	1,843
Net cash provided by (used in) investment activities	(25,612)

(Millions of yen)

	First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	63,606
Proceeds from long-term loans payable	334,621
Repayment of long-term loans payable	(270,625)
Cash dividends paid	(24,546)
Cash dividends paid to minority shareholders	(786)
Other, net	166
Net cash provided by (used in) financing activities	102,436
Effect of exchange rate change on cash and cash equivalents	(43,742)
Net increase (decrease) in cash and cash equivalents	1,273
Cash and cash equivalents at beginning of period	215,008
Cash and cash equivalents at end of period	216,281

Commencing with the current fiscal year, the "Accounting Standard for Quarterly Financial Reporting" (ASBJ Statement No. 12) and the "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14) are applied. Also, quarterly consolidated financial statements are prepared in accordance with the "Regulation for Quarterly Consolidated Financial Statements."

(4) Notes on premise of going concern

No items to report.

(5) Segment information

[Operations by industry segment]
First quarter ended June 30, 2008 (From April 1, 2008 to June 30, 2008)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Net sales								
(1) Sales to customers	842,661	743,349	16,137	112,654	5,016	1,719,819	-	1,719,819
(2) Intersegment sales or transfers	12,507	8,269	-	41	3,383	24,202	(24,202)	-
Total	855,168	751,619	16,137	112,695	8,399	1,744,021	(24,202)	1,719,819
Operating income (loss)	55,829	52,246	2,190	(2,752)	2,501	110,015	431	110,447

Notes: 1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   - a. Domestic tobacco: Tobacco products (These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.)
   - b. International tobacco: Tobacco products
   - c. Pharmaceuticals: Prescription drugs
   - d. Foods: Beverages and processed foods
   - e. Others: Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment for the three months that ended June 30, 2008.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
1Q ended June 30, 2008 (cumulative)	19,474	18,604	877	1,941	2,654	43,553	(174)	43,379

Goodwill amortization

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Consolidated total
1Q ended June 30, 2008 (cumulative)	272	23,854	-	2,657	-	26,783

4. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's consolidated subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale. Net sales of imported tobacco products via TS Network Co., Ltd. for the first quarter were 300,068 million yen.

5. With respect to the international tobacco segment, as the closing date of the accounting period of international consolidated subsidiaries is set on December 31, operating results from January 1, 2008 to March 31, 2008 have been included in the first quarter.

6. Changes in accounting methods
   (Practical solution on unification of accounting policies applied to foreign subsidiaries for consolidated financial statements)
   From the first quarter under review, the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (PITF Practical Solution No. 18) is applied. As a result of this change, the operating income for the international tobacco segment decreased by 23,854 million yen as compared to the case where the previous method was adopted.

(6) Notes on significant changes in the amount of shareholders' equity

No items to report.

(Reference)

Consolidated financial statements for the first quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)

(1) (Summary)Consolidated statement of income

(Millions of yen)

	First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
Net sales	1,219,784
Cost of sales	981,004
Gross profit	238,779
Selling, general and administrative expenses	145,441
Operating income	93,337
Non-operating income	6,699
Interest income	3,763
Dividends income	1,328
Other	1,608
Non-operating expenses	9,086
Interest expenses	2,583
Foreign exchange losses	3,187
Periodic mutual assistance association cost	583
Other	2,733
Ordinary income	90,950
Extraordinary income	10,366
Gain on sales of property, plant and equipment	9,999
Other	367
Extraordinary loss	1,661
Loss on sales of noncurrent assets	528
Loss on retirement of noncurrent assets	694
Introduction costs for vending machines with adult identification functions	292
Other	145
Income before income taxes and minority interests	99,656
Income taxes-current	34,836
Income taxes-deferred	-
Minority interests in income	1,720
Net income	63,099

(2) (Summary)Consolidated statement of cash flows

(Millions of yen)

	First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	99,656
Depreciation and amortization	32,874
Impairment loss	-
Loss (gain) on sales and retirement of noncurrent assets	(8,983)
Amortization of goodwill	388
Increase (decrease) in provision for retirement benefits	(912)
Interest and dividends income	(5,091)
Interest expenses	2,583
Decrease (increase) in notes and accounts receivable–trade	(17,077)
Decrease (increase) in inventories	12,931
Increase (decrease) in notes and accounts payable–trade	512
Increase (decrease) in accounts payable–other	(29,973)
Increase (decrease) in tobacco excise taxes payable	22,747
Other, net	(46,103)
Subtotal	63,550
Interest and dividends income received	5,147
Interest expenses paid	(2,902)
Income taxes paid	(54,228)
Net cash provided by (used in) operating activities	11,566
Net cash provided by (used in) investment activities	
Purchase of short-term investment securities	(275)
Proceeds from sales and redemption of securities	3,696
Purchase of property, plant and equipment	(25,441)
Proceeds from sales of property, plant and equipment	12,186
Purchase of intangible assets	(2,101)
Purchase of investment securities	(3,203)
Purchase of shares of unconsolidated subsidiaries and underwriting of capital increase	(1,682,930)
Decrease (increase) in short-term loans receivable	(11,436)
Other, net	2,337
Net cash provided by (used in) investment activities	(1,707,167)

(Millions of yen)

	First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	583,135
Proceeds from long-term loans payable	165,799
Cash dividends paid	(21,076)
Cash dividends paid to minority shareholders	(322)
Other, net	(187)
Net cash provided by (used in) financing activities	727,349
Effect of exchange rate change on cash and cash equivalents	35,318
Net increase (decrease) in cash and cash equivalents	(932,932)
Cash and cash equivalents at beginning of period	1,179,522
Cash and cash equivalents at end of period	246,589

(3) Segment information

[Operations by industry segment]

First quarter ended June 30, 2007 (From April 1, 2007 to June 30, 2007)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
Net sales								
(1) Sales to customers	856,781	272,536	11,229	73,930	5,306	1,219,784	-	1,219,784
(2) Intersegment sales or transfers	12,412	7,295	-	35	6,407	26,149	(26,149)	-
Total	869,193	279,831	11,229	73,965	11,713	1,245,933	(26,149)	1,219,784
Operating income (loss)	62,415	29,467	(2,921)	1,398	3,173	93,533	(196)	93,337

Notes: 1. Operations by industry segment are categorized based on types of products, characteristics and markets.

2. Main products or services under each category are as follows:
   - a. Domestic tobacco: Tobacco products (These include tobacco products sold at duty-free shops in Japan, as well as at markets in China, Hong Kong and Macao, which are covered by the China Division.)
   - b. International tobacco: Tobacco products
   - c. Pharmaceuticals: Prescription drugs
   - d. Foods: Beverages and processed foods
   - e. Others: Rent of real estate, leasing, engineering and others

3. The following table shows depreciation and amortization and goodwill amortization amounts by industry segment which are included in operating expenses for the three months that ended June 30, 2007.

Depreciation and amortization (Property, plant and equipment / Intangible assets other than goodwill / Long-term prepaid expenses)

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Total	Elimination and corporate	Consolidated total
1Q ended June 30, 2007 (cumulative)	19,944	8,444	767	999	2,948	33,104	(230)	32,874

Goodwill amortization

(Millions of yen)

	Domestic tobacco	International tobacco	Pharmaceuticals	Foods	Others	Consolidated total
1Q ended June 30, 2007 (cumulative)	272	-	-	116	-	388

4. The domestic tobacco segment includes the sales by TS Network Co., Ltd., JT's consolidated subsidiary. TS Network Co., Ltd. distributes domestic tobacco products and sells imported tobacco products by wholesale. Net sales of imported tobacco products via TS Network Co., Ltd. for the first quarter were 303,785 million yen.

5. With respect to the international tobacco segment, as the closing date of the accounting period of international consolidated subsidiaries is set on December 31, operating results from January 1, 2007 to March 31, 2007 have been included in the first quarter.

Overview of Consolidated Financial Results for Q1 FY 3/2009



Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements reflect future expectations, identify strategies, discuss market trends, contain projections of operational results and financial conditions, and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns related to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on sales, marketing and use of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.



Consolidated Financial Results for Q1 FY 3/2009

Summary of Business Performance

Sales, EBITDA and operating income increased thanks to the continued top-line growth for the international tobacco business and the consolidation of Gallaher. However, recurring profit and net income declined due to exchange losses and other factors. (Unit: JPY billion)

	Q1 FY3/2008	Q1 FY3/2009	Change
Sales incl. Tax	1219.7	1,719.8	500.0 (+41.0%)
Sales excl. Tax	526.2	708.1	181.8 (+34.6%)
EBITDA	126.6	180.6	54.0 (+42.7%)
Operating Income	93.3	110.4	17.1 (+18.3%)
Recurring Profit	90.9	72.5	-18.3 (-20.2%)
Net Income	63.0	16.9	-46.1 (-73.2%)

【Reference: Figures for major profit items before goodwill amortization】

	Q1 FY3/2008	Q1 FY3/2009	Change
Operating Income	93.7	137.2	43.5 (+46.4%)
Recurring Profit	91.3	99.3	7.9 (+8.8%)
Net Income	63.4	43.6	-19.7 (-31.2%)



Consolidated Financial Results for Q1 FY 3/2009

Domestic Tobacco Business

Sales and profits declined due to a decline in the sales volume and increased in sales promotion expenses.

(Unit: JPY billion)

	Q1 FY 3/2008	Q1 FY 3/2009	Change
Sales incl. Tax	856.7	842.6	-14.1 (-1.6%)
Sales excl. Tax (Excl. imports)	182.5	177.9	-4.6 (-2.5%)
EBITDA	82.6	75.5	-7.0 (-8.5%)
Operating Income	62.4	55.8	-6.5 (-10.6%)

(Unit: billion cigarettes)

	Q1 FY 3/2008	Q1 FY 3/2009	Change
Sales Volume of JT Products	42.7	42.0	-0.6 (-1.5%)

《Market share of JT Products*》


(%)
67
66
65
64
66.5
65.5
64.8
64.9
64.9
JT Products
34
33
32
31
32.9
32.2
31.6
32.0
32.3
Mild Seven Family
FY 3/2005
FY 3/2006
FY 3/2007
FY 3/2008
Q1
FY 3/2009

* New basis=JT original brands + JTI brands sold in Japan (Camel, Winston, Salem, etc.)



Consolidated Financial Results for Q1 FY 3/2009

International Tobacco Business

Sales and profits grew sharply year-on-year thanks to the continued top-line growth and the consolidation of Gallaher.

(Unit: JPY billion)

	Q1 FY 3/2008	Q1 FY 3/2009	Change
Sales incl. Tax	272.5	743.3	470.8 (+172.8%)
Sales excl. Tax (Excl. distribution business)	150.2	260.0	109.7 (+73.1%)
EBITDA	37.9	94.7	56.7 (+149.8%)
Operating Income	29.4	52.2	22.7 (+77.3%)
Total Sales Volume (billion cigarettes)	57.7	103.9	46.1 (+79.9%)
GFB Sales Volume (billion cigarettes)	35.5	55.6	20.1 (+56.6%)
Exchange Rate (JPY/USD)	119.45	105.25	-14.20

(Reference) Before royalty payment to JT (Unit: USD million)

EBITDA	351	948	597 (+169.8%)

《Sales volume in January to March》

(Unit: billion cigarettes)
120
100
80
60
40
20
103.9
57.7
35.5
55.6
2007
2008
Total Volume
GFB Volume

Note: The results of the international tobacco business in January-March are included in the consolidated results.



International Tobacco Business Results for January - June 2008 (preliminary results)

International Tobacco Business

Sales volume and Net sales in January to June 2008 (preliminary results) (Like-for-like)

(Unit: billion cigarettes)

	FY 3/2008*			FY 3/2009		
	Jan.-March	April-June	Total	Jan.-March	April-June	Total
Total Sales Volume	95.0	109.0	204.0	103.9 (+9.4%)	117.2 (+7.5%)	221.1 (+8.4%)
GFB Sales Volume	46.7	55.1	101.8	55.6 (+19.1%)	63.5 (+15.4%)	119.2 (+17.1%)
Net Sales excl. Tax** (million of US$)	2,064	2,340	4,404	2,471 (+19.7%)	2,716 (+16.1%)	5,186 (+17.8%)
Net Sales Per 1,000 Cigarettes excl. tax** (US$)	21.7	21.5	21.6	23.8 (+9.4%)	23.2 (+7.9%)	23.5 (+8.7%)

* FY 3/2008 (like-for-like basis): Includes the theoretical figure for Gallaher's full-year results)
**Sales excluding distribution business



Consolidated Financial Results for Q1 FY 3/2009

- Pharmaceutical Business

Sales and profits increased thanks to milestone revenue related to progress in the development of JTT-705, which was licensed to Roche.

(Unit: JPY billion)

	Q1 FY 3/2008	Q1 FY 3/2009	Change
Sales	11.2	16.1	4.9 (+43.7%)
EBITDA	-2.1	3.0	5.2 -
Operating Income	-2.9	2.1	5.1 -

JTT-705: Advanced to Phase 3 at Roche, to which JTT-705 was licensed.
(announced in April by Roche)

JTK-303: Advanced to Phase 3 at Gilead Sciences, to which JTK-303 was licensed.
(announced in July by Gilead Sciences)

Clinical Development (as of July 31, 2008)

Code	Indication	Stage
JTT-705(oral)	Dyslipidemia	Japan: Phase2
JTT-130(oral)	Hyperlipidemia	Japan: Phase2 Overseas: Phase2
JTK-303(oral)	HIV infection	Japan: Phase1
JTT-302(oral)	Dyslipidemia	Overseas: Phase2
JTT-305(oral)	Osteoporosis	Japan: Phase2 Overseas: Phase1
JTT-552(oral)	Hyperuricemia	Japan: Phase2
JTT-651(oral)	Type 2 diabetes mellitus	Japan: Phase1
JTS-653(oral)	Pain relief, overactive bladder	Japan:Phase1
JTT-654(oral)	Type 2 diabetes mellitus	Overseas: Phase1



Consolidated Financial Results for Q1 FY 3/2009

- Foods Business

Although sales grew thanks to the consolidation of the Katokichi Group, operating income posted a loss due to increased expenses, a rise in raw materials prices and the goodwill amortization.

(Unit: JPY billion)

	Q1 FY 3/2008	Q1 FY 3/2009	Change
Sales	73.9	112.6	38.7 (+52.4%)
EBITDA	2.5	1.8	-0.6 (-26.5%)
Operating Income	1.3	-2.7	-4.1 -


ジェイティフーズ
ミニ春巻

We disclosed the manufacturing plants of our products and the origin of location of major materials through the Website.



(Reference) Full-term Forecasts for FY 3/2009 (figures announced on May 1, 2008)

- We have left full-term forecasts unchanged for the following reasons:
  - The sales volumes for both the domestic and international tobacco businesses were partly inflated by special factors.
  - Sales promotion expenses and other costs for the full year are likely to be in line with our initial plans.
  - It would not be appropriate to change our exchange rate assumption under the current uncertain foreign exchange market.

(Unit: JPY billion)

	FY 3/2008	FY 3/2009 forecasts	Change
Sales incl. Tax	6409.7	6610.0	200.2 (+3.1%)
EBITDA	602.0	593.0	-9.0 (-1.5%)
Operating Income	430.5	311.0	-119.5 (-27.8%)
Recurring Profit	362.6	278.0	-84.6 (-23.3%)
Net Income	238.7	148.0	-90.7 (-38.0%)
ROE(%)	11.8	7.7	- 4.1pt
FCF	-1493.7	265.0	1758.7

JT

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[Reference Material]
Analysis of Consolidated Financial Results for Q1 FY 3/2009



Caution concerning forward-looking statements

Forward-Looking and Cautionary Statements

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial conditions and results of operations based on current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of operational results and financial condition and state other forward-looking information.

These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based. Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes; including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.



Results for Q1 FY 3/2009

Domestic Tobacco Business – Net sales excl. tobacco excise tax*

*Excluding imported tobacco



Q1 FY 3/2008
182.5
Volume effect
-2.6
Unit price effect
+0
Others
-1.9
Q1 FY 3/2009
177.9
160
170
180
190
(JPY BN)

Results for Q1 FY 3/2009

Domestic Tobacco Business – EBITDA



Q1 FY 3/2008
82.6
Volume effect
-2.0
Unit price effect
+0
Cost increase
-1.4
Leaf tobacco reappraisal gain/loss
0
Sales promotion and Others
-3.6
Q1 FY 3/2009
75.5
60
65
70
75
80
85
(JPY BN)

International Tobacco Business – Net sales excl. tobacco excise tax*


Q1 FY3/2008
1,258
Gallaher**
+806
(like-for-like)
2,064
Volume effect
+118
Unit price and product mix effect
+121
Forex impact***
+169
Q1 FY3/2009
2,471
900
1,100
1,300
1,500
1,700
1,900
2,100
2,300
2,500

(Reference) Industry segment information basis (US$ MM)

International Tobacco Business - Net sales excluding tobacco excise tax * :

From JPY 150.2 bn to JPY 260.0 bn (up JPY 109.7 bn)

* Sales of distribution business, which was formally handled by Gallaher is excluded from the result.

** Figures based on theoretical Like for Like basis

*** Forex impact is the impact between US$ and each local currency.

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Pharmaceutical Business – Net sales



Q1 FY3/2008
11.2
Torii Pharmaceutical Co.Ltd (non-consolidated)
-0.8
Royalty income, etc.
+5.7
Q1 FY3/2009
16.1
10
12
14
16
(JPY BN)

Pharmaceutical Business – EBITDA



Q1 FY 3/2008
-2.1
R&D expenses (JT non-consolidated basis)
-0.3
Operating income of Torii Pharmaceutical Co. Ltd (non-consolidated)
-0.3
Royalty income, etc.
+5.8
Q1 FY 3/2009
+3.0
-3
-2
-1
0
1
2
3
(JPY BN)

Results for Q1 FY 3/2009

Foods Business – Net Sales



Q1 FY 3/2008
73.9
Beverages
-1.7
Processed foods
+40.4
Q1 FY 3/2009
112.6
50
60
70
80
90
100
110
120
(JPY BN)

Results for Q1 FY 3/2009

Foods Business – Operating income



Q1 FY 3/2008
1.3
Beverages
-1.7
Processed foods
-0
Overhead costs (include a goodwill amortization)
-2.4
Q1 FY 3/2009
-2.7
-3
-2
-1
0
1
2
(JPN BN)

Results for Q1 FY 3/2009


Recurring profit
1Q FY 3/2008
90.9
Operating income
+17.1
Non-operating income/loss
-35.5
1Q FY 3/2009
72.5
(JPN BN)
65
70
75
80
85
90
95
100
Positive factors:
-Decrease of financial support for domestic leaf tobacco growers (0.3bn) etc.
Negative factors:
-Increase of loss on foreign exchange (26.5bn)
-Increase of interest payment (8.8bn)
-Decrease of interest income(1.7bn) etc.
Net income
1Q FY 3/2008
63.0
Recurring profit
-18.3
Extraordinary profit/loss, income tax, etc.
-27.7
1Q FY 3/2009
16.9
(JPN BN)
10
20
30
40
50
60
70
Positive factors:
-Decrease of loss on sale of property, plant and equipment (0.4bn) etc.
Negative factors:
-Increase of impairment loss(10.4bn)
-Decrease of profit on sale of property, plant and equipment (9.3bn)
-Increase of introduction costs for vending machines with adult identification functions (7.4bn)
-Increase of loss on disposition of property, plant and equipment (4.3bn), etc.

JT

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JT

Summary of Consolidated B/S as of Jun. 30, 2008

ASSETS



(JPN BN)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
1,234.6
3,852.5
4,571.8
1,287.2
3,284.5
as of Mar. 31, 2008
as of Jun. 30, 2008
Current Assets
Fixed Assets

Compared to B/S as of Mar. 31, 2008

- **Current Assets – up JPY 52.5 bn**
- **Fixed Assets – down JPY 567.9 bn**
  - Goodwill : down JPY 438.6 bn
  - Trademark rights : down JPY 80.5 bn



Summary of Consolidated B/S as of Jun. 30, 2008

LIABILITIES & NET ASSETS



(JPN BN)
6,000
5,000
4,000
3,000
2,000
1,000
0
5,087.2
2,932.5
2,154.6
4,571.8
2,871.2
1,700.5
as of Mar. 31, 2008
as of Jun. 30, 2008
Total Liabilities
Total Net Assets

Compared to B/S as of Mar. 31, 2008

- **Total Liabilities - down JPY 61.3 bn**
- **Total Net Assets – down JPY 454.0 bn**
  - Retained Earnings : down JPY 201.1 bn
  - Foreign Currency Translation Adjustments : down JPY 253.7 bn
  - **Equity Ratio** **40.8% → 35.6%**



1. Breakdown of net sales

(unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Net sales including excise tax [*1]	1,219.7	1,719.8	500.0
Domestic tobacco	856.7	842.6	-14.1
Excluding imported tobacco	552.9	542.5	-10.4
International tobacco [*1]	272.5	743.3	470.8
Excluding distribution business	272.5	667.3	394.8
Net sales excluding excise tax [*1 *2]	423.3	571.7	148.4
Domestic tobacco [*2]	182.5	177.9	-4.6
International tobacco [*1 *2]	150.2	260.0	109.7
Pharmaceutical	11.2	16.1	4.9
Foods	73.9	112.6	38.7
Beverages	48.3	46.6	-1.7
Processed foods	25.5	65.9	40.4
Others	5.3	5.0	-0.2

*1 International tobacco business: 3 months ended Mar. 2008

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss *

(unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Leaf tobacco reappraisal profit / loss	-1.0	-1.0	0.0

* Profit when denoted negative

3. Breakdown of SG&A expenses

(unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
SG&A	145.4	214.8	69.3
Personnel *	41.4	57.9	16.4
Advertising and general publicity	4.3	5.3	0.9
Sales promotion	30.3	36.0	5.6
R&D	10.2	11.2	0.9
Depreciation and amortization	14.1	22.4	8.3
Others	44.9	81.8	36.9

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment [*1]

(unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Consolidated EBITDA	126.6	180.6	54.0
Operating income	93.3	110.4	17.1
Depreciation and amortization [*2]	33.2	70.1	36.9
Domestic tobacco EBITDA	82.6	75.5	-7.0
Operating income	62.4	55.8	-6.5
Depreciation and amortization [*2]	20.2	19.7	-0.4
International tobacco EBITDA [*3]	37.9	94.7	56.7
Operating income	29.4	52.2	22.7
Depreciation and amortization [*2]	8.4	42.4	34.0
Pharmaceutical EBITDA	-2.1	3.0	5.2
Operating income	-2.9	2.1	5.1
Depreciation and amortization [*2]	0.7	0.8	0.1
Foods EBITDA	2.5	1.8	-0.6
Operating income	1.3	-2.7	-4.1
Depreciation and amortization [*2]	1.1	4.5	3.4
Others EBITDA	6.1	5.1	-0.9
Operating income	3.1	2.5	-0.6
Depreciation and amortization [*2]	2.9	2.6	-0.2

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	351	948	597

*1 EBITDA=operating income + depreciation and amortization[*2]

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 3 months ended Mar. 2008

5. Amortization relating to major acquisitions

(unit: JPY billion)

JT	3 months ended Jun. 2007	3 months ended Jun. 2008	Years to amortize	Termination
Former RJRI				
Trademark rights	7.3	7.3	10	Apr-09
Patents	0.4	-	8	Apr-07
Katokichi				
Goodwill	-	2.2	5	Dec-12

(unit: USD million)

JT International	3 months ended Mar. 2007	3 months ended Mar. 2008	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	15	71	mainly 20
Goodwill	-	226	20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6.Capital expenditure

(unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Capital expenditures	26.4	20.3	-6.0
Domestic tobacco	15.5	8.2	-7.2
International tobacco *	6.8	6.4	-0.4
Pharmaceutical	0.3	0.8	0.4
Foods	1.2	2.8	1.6
Others	2.9	1.7	-1.1

* International tobacco business: 3 months ended Mar. 2008

7. Cash and cash equivalents *

(unit: JPY billion)

	As of end of Mar. 2008	As of end of Jun. 2008	Change
Cash and cash equivalents	218.8	218.5	-0.3

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt *

(unit: JPY billion)

	As of end of Mar. 2008	As of end of Jun. 2008	Change
Interest-bearing debt	1,389.2	1,377.5	-11.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
JT sales volume* (billion cigarettes)	42.7	42.0	-0.6
Total demand (billion cigarettes)	65.8	64.8	-1.0
JT market share	64.9%	64.9%	0.0%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,698	12,699	1
JT net sales after tax per 1,000 cigarettes (JPY)	4,056	4,056	0

* Sales volume of domestic duty-free and China division is excluded, which was 0.8 billion for FY ended Jun. 2007 and 1.0billion for FY ended Jun. 2008, respectively.

<International tobacco business>	3 months ended Mar. 2007	3 months ended Mar. 2008	Change
Total sales volume (billion cigarettes)	57.7	103.9	46.1
GFB sales volume (billion cigarettes)	35.5	55.6	20.1
JPY/USD rate for consolidation (JPY)	119.45	105.25	-14.20

<Pharmaceutical business>	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
R&D expenses (parent company) (JPY billion)	5.5	5.8	0.3

<Foods business - Beverage business>	As of end of Mar. 2008	As of end of Jun. 2008	Change
Number of beverage vending machines *	257,000	258,000	1,000
JT-owned	35,500	35,000	-500
Combined	71,500	73,500	2,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

Consolidated financial outlook for the fiscal year ending Mar. 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY ended Mar. 2008 (Actual)	FY ending Mar. 2009 (Forecast)	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
EBITDA	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7
Return on Equity	11.8%	7.7%	-4.1%pt
Free Cash Flow*	-1493.7	265.0	1,758.7

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above.

(JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Capital expenditures	129.5	149.0	19.4
Domestic tobacco	57.2	63.0	5.7
International tobacco	48.4	56.0	7.5
Pharmaceutical	4.2	3.0	-1.2
Foods	6.0	23.0	16.9
Other	14.7	4.0	-10.7

Consolidated financial outlook by business segment (JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
Domestic tobacco	3,362.3	3,165.0	-197.3
Excluding imported tobacco	2,169.2	2,049.0	-120.2
International tobacco	2,639.9	2,896.0	256.0
Excluding distribution business	2,381.0	2,618.0	236.9
Pharmaceutical	49.0	44.5	-4.5
Foods	336.4	486.0	149.5
EBITDA	602.0	593.0	-9.0
Domestic tobacco	306.7	261.0	-45.7
International tobacco	270.7	301.0	30.2
Pharmaceutical	-6.2	-8.0	-1.7
Foods	8.3	26.0	17.6
Operating income	430.5	311.0	-119.5
Domestic tobacco	222.3	173.0	-49.3
International tobacco	205.3	144.0	-61.3
Pharmaceutical	-9.6	-12.0	-2.3
Foods	0.6	-4.0	-4.6

(JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Dividend per share	4,800	5,200	400
Pay-out Ratio	19.3%	33.7%	14.4%pt
(goodwill amortization adjusted)	19.0%	19.9%	0.9%pt

Major assumptions

Domestic tobacco business (billions of cigarettes)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Sales volume	167.7	159.0	-8.7

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Total sales volume	385.6	450.0	64.4
GFB sales volume	203.2	243.0	39.8
JPY/USD rate	117.85	100.00	-17.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Former RJRI and Gallaher	18,159	908	20	Mar-27

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Katokichi	45.0	9.0	5	Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize	Termination
Former RJRI	29.3	29.3	10	Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize	Termination
Former RJRI and Gallaher	220	284	mainly 20	Mar-27

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

<FORWARD LOOKING STATEMENTS>

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

Domestic Tobacco Business Results

1. Quarterly Sales Volume

(billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7
FY 03/2009	42.0				

2. Quarterly Retail Price Sales

(billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8
FY 03/2009	626.9				

* Retail price sales = sales volume * fixed retail price.

3. Quarterly Net Sales Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699
FY 03/2009	12,699				

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes

(JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
FY 03/2009	4,056				

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share

(%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
FY 03/2009	64.9				

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
FY 03/2009	14.5				

(2) JT Share in 1mg Tar Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
FY 03/2009	62.4			

2. Menthol

(1) JT Menthol Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
FY 03/2009	7.5				

(2) JT Share in Menthol Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
FY 03/2009	34.3			

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
FY 03/2009	5.2				

(2) JT Share in JPY 320 or above Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
FY 03/2009	21.7			

* JPY 300 or above until Apr-Jun, 2006

4. Quarterly D-spec Product Share

(%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59
FY 03/2009	5.10				

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of July 31, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Gilead Sciences:Phase3
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1:11beta-hydroxysteroid dehydrogenase type1	

Changes from the previous announcement on May 1, 2008:

Development of JTT-553 was terminated.

Development of JTK-652 was terminated.

"Rights" column of JTK-303: Gilead Sciences, licensee of JTK-303, started phase 3 clinical trial , therefore this information has been adde

JT

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111



Contacts: Yukiko Seto, General Manager
Kazunori Hayashi, Associate General Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT Reports Consolidated Financial Results for the First Quarter that Ended June 30, 2008

TOKYO, July 31, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today its consolidated financial results for the first quarter that ended June 30, 2008.

1. Overview of the Consolidated Three-Month Financial Results

- During the quarter that ended June 30, 2008, JT maintained its domestic market share of 64.9 percent, compared to the previous fiscal year, due to continued marketing efforts focusing on Mild Seven. However, net sales in the domestic tobacco business decreased 1.6 percent, due mainly to the decline of overall tobacco consumption, and operating income decreased 10.6 percent due in part to increased costs related to sales promotion.

- JT's international tobacco business[1], a driving force of profit growth for the JT Group, has achieved significant growth in net sales and operating income, an increase of 172.8 percent and 77.3 percent respectively, compared to the same period in the previous year. This was mainly led by strong top-line growth as well as the integration of the Gallaher business.

- JT's consolidated net sales increased 41.0 percent compared to the same period last year, primarily due to the performance of the international tobacco business. Operating income increased 18.3 percent, attributed to growth in the international tobacco business, while goodwill amortization in the business began in the fiscal year. However net income decreased 73.2 percent due in part to foreign exchange appraisal losses at the end of the period, related to euro-denominated bonds, losses on disposition and impairment, related to the company's unused dormitories, and decline of gains received from the sale of fixed assets.

"I'm pleased that Mild Seven has continuously shown solid performance in Japan, contributing to maintaining our domestic market share during the period. At the same time, we are fully committed to the expansion of the "taspo" card system, in the prevention of underage smoking, as a responsible market leader," said Hiroshi Kimura, President and CEO of JT. "Our international tobacco business, strengthened by the integration of Gallaher, is achieving quality top-line growth and enhancing its position as a driving force for the Group's profitable growth."

[1] The results of the international tobacco business from January to March 2008 were incorporated into JT's consolidated financial results for the quarter that ended June 30, 2008.



2. Consolidated Financial Results for the First Quarter that Ended June 30, 2008

Units: Billions of Yen

	1Q FY03/2008	1Q FY03/2009	Net change (%)
Net sales	1,219.7	1,719.8	41.0
EBITDA[2]	126.6	180.6	42.7
Operating income	93.3	110.4	18.3
Net income	63.0	16.9	-73.2

3. Results by Business Segment

➢ Domestic Tobacco Business

	1Q FY03/2008	1Q FY03/2009	Net change (%)
Net sales (billions of yen)	856.7	842.6	-1.6
Operating income (billions of yen)	62.4	55.8	-10.6
Sales volume[3] (billions of cigarettes)	42.7	42.0	-1.5

Sales volume for the domestic tobacco business during the first quarter that ended June 30, 2008, decreased only 1.5 percent compared to the same period in the previous year, due to transient market factors. While total cigarette consumption has continued to decline due to demographic factors, increased inventory in over-the-counter sales channels, including at convenience stores just prior to the phased launches of the "taspo" card age verification vending machine system in the respective areas, alleviated the downward trend.

Net sales decreased by 1.6 percent, and operating income decreased 10.6 percent, due in part to increased costs related to sales promotions.

During the quarter, JT maintained its market share of 64.9 percent, compared to the previous fiscal year. This reflects the company's continued marketing efforts focusing on brands, especially Mild Seven.

---

[2] EBITDA was calculated as: operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill.
[3] Sales volume from both domestic duty free and the "China Division" were not incorporated in the above figures, which totaled 1.0 billion cigarettes in the first quarter that ended June 30, 2008.

International Tobacco Business

	January - March 2007[4]	January - March 2008	Net change (%)
Net sales (billions of yen)	272.5	743.3	172.8
Operating income (billions of yen)	29.4	52.2	77.3
Total sales volume (billions of cigarettes)	57.7	103.9	79.9
GFB sales volume[5] (billions of cigarettes)	35.5	55.6	56.6

In the first quarter that ended March 31, 2008[6], JT's international tobacco business continued its strong growth momentum. In addition to the integration of the Gallaher business, a strong performance of Winston, Camel and Mild Seven contributed to a steady top-line growth in the period.

GFB sales volume grew 56.6 percent to 55.6 billion cigarettes compared to the same period last year, led by the increased sales of Winston with strong performances in Russia, Ukraine, the Philippines, Spain, Turkey and Italy; Camel with major gains in Italy, Spain and Russia; and Mild Seven with solid results in Korea, Taiwan and Russia. GFB performance also reflected the additional contribution of B&H and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

As a result, total sales volume continued a strong growth of 79.9 percent to 103.9 billion cigarettes compared to the same period in the previous year. Net sales including tax grew 172.8 percent, and operating income increased by 77.3 percent.

Pharmaceutical Business

Units: Billions of Yen

	1Q FY03/2008	1Q FY03/2009	Net change (%)
Net sales	11.2	16.1	43.7
Operating income	-2.9	2.1	-

[4] Gallaher's business was not incorporated into JT's international tobacco business during the first quarter that ended March 31, 2007, as JT's acquisition of Gallaher was completed on April 18, 2007.

[5] Global Flagship Brands (GFB) were revised following the acquisition of Gallaher to include eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour. GFB sales volume figures in this press release are based on the current GFB definition. Please note that GFB sales volume figures prior to the acquisition of Gallaher include Winston, Camel and Mild Seven only.

[6] The results of the international tobacco business from January to March 2008 were incorporated into JT's consolidated financial results for the quarter that ended June 30, 2008.



Net sales for JT's pharmaceutical business during the quarter that ended June 30, 2008, increased 43.7 percent compared to the same period in the previous year, due mainly to revenue received from a milestone payment related to the development of "JTT-705," a compound for the treatment of dyslipidemia licensed to Roche for the overseas market. Operating income amounted to ¥2.1 billion, an improvement of ¥5.1 billion from ¥2.9 billion in operating losses in the same period last year. This was due mainly to milestone revenue, while the company increased R&D expenditure, and profit at Torii Pharmaceutical Co., Ltd., a JT subsidiary, decreased.

The company terminated the development of "JTT-553" and "JTK-652," and currently has nine compounds under clinical trial.

➢ **Foods Business**

Units: Billions of Yen

	1Q FY03/2008	1Q FY03/2009[7]	Net change (%)
Net sales	73.9	112.6	52.4
Operating income	1.3	-2.7	-

Net sales for the processed foods business decreased following a voluntary product recall related to the company's frozen foods products, and in addition, sales in the beverage business declined for the period due to the factors including weather conditions and increased competition. However net sales for JT's foods business increased 52.4 percent during the quarter that ended June 30, 2008, reflecting the consolidation of the business including Katokichi Co., Ltd. Operating income posted a loss of ¥2.7 billion, due mainly to increased expenses, the rising prices of raw materials, and goodwill amortization relating to the acquisition of Katokichi.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

[7] Katokichi Co., Ltd. became a subsidiary of JT on January 8, 2008, following a successful tender offer for the shares of the company. Please note that Katokichi's business was incorporated into JT's consolidated financial results from January 1, 2008 onward.



FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This document contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

1. Breakdown of net sales (unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Net sales including excise tax *1	1,219.7	1,719.8	500.0
Domestic tobacco	856.7	842.6	-14.1
Excluding imported tobacco	552.9	542.5	-10.4
International tobacco *1	272.5	743.3	470.8
Excluding distribution business	272.5	667.3	394.8
Net sales excluding excise tax *1 *2	423.3	571.7	148.4
Domestic tobacco *2	182.5	177.9	-4.6
International tobacco *1 *2	150.2	260.0	109.7
Pharmaceutical	11.2	16.1	4.9
Foods	73.9	112.6	38.7
Beverages	48.3	46.6	-1.7
Processed foods	25.5	65.9	40.4
Others	5.3	5.0	-0.2

*1 International tobacco business: 3 months ended Mar. 2008

*2 Net sales excluding excise tax: Excluding imported tobacco in domestic tobacco and distribution business in international tobacco, respectively.

2. Leaf tobacco reappraisal profit / loss * (unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Leaf tobacco reappraisal profit / loss	-1.0	-1.0	0.0

* Profit when denoted negative

3. Breakdown of SG&A expenses (unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
SG&A	145.4	214.8	69.3
Personnel *	41.4	57.9	16.4
Advertising and general publicity	4.3	5.3	0.9
Sales promotion	30.3	36.0	5.6
R&D	10.2	11.2	0.9
Depreciation and amortization	14.1	22.4	8.3
Others	44.9	81.8	36.9

* Personnel expense is the sum of compensation, salaries, allowances, provision for retirement benefit, legal welfare, employee bonuses and accrual of employee bonuses.

4. EBITDA by business segment *1 (unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Consolidated EBITDA	126.6	180.6	54.0
Operating income	93.3	110.4	17.1
Depreciation and amortization *2	33.2	70.1	36.9
Domestic tobacco EBITDA	82.6	75.5	-7.0
Operating income	62.4	55.8	-6.5
Depreciation and amortization *2	20.2	19.7	-0.4
International tobacco EBITDA *3	37.9	94.7	56.7
Operating income	29.4	52.2	22.7
Depreciation and amortization *2	8.4	42.4	34.0
Pharmaceutical EBITDA	-2.1	3.0	5.2
Operating income	-2.9	2.1	5.1
Depreciation and amortization *2	0.7	0.8	0.1
Foods EBITDA	2.5	1.8	-0.6
Operating income	1.3	-2.7	-4.1
Depreciation and amortization *2	1.1	4.5	3.4
Others EBITDA	6.1	5.1	-0.9
Operating income	3.1	2.5	-0.6
Depreciation and amortization *2	2.9	2.6	-0.2

(Reference) (unit: USD million)

International tobacco EBITDA (Before royalty payment)	351	948	597

*1 EBITDA=operating income + depreciation and amortization*2

*2 Depreciation and amortization = depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

*3 International tobacco business: 3 months ended Mar. 2008

5. Amortization relating to major acquisitions (unit: JPY billion)

JT	3 months ended Jun. 2007	3 months ended Jun. 2008	Years to amortize	Termi-nation
Former RJRI				
Trademark rights	7.3	7.3	10	Apr-09
Patents	0.4	-	8	Apr-07
Katokichi				
Goodwill	-	2.2	5	Dec-12

(unit: USD million)

JT International	3 months ended Mar. 2007	3 months ended Mar. 2008	Years to amortize
Former RJRI and Gallaher			
Trademark rights *	1.5	7.1	mainly 20
Goodwill	-	22.6	20

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

6. Capital expenditure (unit: JPY billion)

	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
Capital expenditures	26.4	20.3	-6.0
Domestic tobacco	15.5	8.2	-7.2
International tobacco *	6.8	6.4	-0.4
Pharmaceutical	0.3	0.8	0.4
Foods	1.2	2.8	1.6
Others	2.9	1.7	-1.1

* International tobacco business: 3 months ended Mar. 2008

7. Cash and cash equivalents * (unit: JPY billion)

	As of end of Mar. 2008	As of end of Jun. 2008	Change
Cash and cash equivalents	218.8	218.5	-0.3

* Cash and cash equivalents = cash and deposits + marketable securities + securities purchased under repurchase agreements

8. Interest-bearing debt * (unit: JPY billion)

	As of end of Mar. 2008	As of end of Jun. 2008	Change
Interest-bearing debt	1,389.2	1,377.5	-11.7

* Interest-bearing debt = short-term bank loans + bonds + long-term borrowings

9. Business data

<Domestic tobacco business>	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
JT sales volume* (billion cigarettes)	42.7	42.0	-0.6
Total demand (billion cigarettes)	65.8	64.8	-1.0
JT market share	64.9%	64.9%	0.0%pt
JT net sales before tax per 1,000 cigarettes (JPY)	12,698	12,699	1
JT net sales after tax per 1,000 cigarettes (JPY)	4,056	4,056	0

* Sales volume of domestic duty-free and China division is excluded, which was 0.8 billion for FY ended Jun. 2007 and 1.0billion for FY ended Jun. 2008, respectively.

<International tobacco business>	3 months ended Mar. 2007	3 months ended Mar. 2008	Change
Total sales volume (billion cigarettes)	57.7	103.9	46.1
GFB sales volume (billion cigarettes)	35.5	55.6	20.1
JPY/USD rate for consolidation (JPY)	119.45	105.25	-14.20

<Pharmaceutical business>	3 months ended Jun. 2007	3 months ended Jun. 2008	Change
R&D expenses (parent company) (JPY billion)	5.5	5.8	0.3

<Foods business - Beverage business>	As of end of Mar. 2008	As of end of Jun. 2008	Change
Number of beverage vending machines *	257,000	258,000	1,000
JT-owned	35,500	35,000	-500
Combined	71,500	73,500	2,000

* Beverage vending machines include vending machines for cans and packs, etc. and for cups owned by other companies and operated by our subsidiary. "JT-owned" vending machines are owned by JT. "Combined" vending machines are owned by our subsidiaries or affiliates ,and focus on selling JT brand beverages but also sell non-JT brand beverages.

Consolidated financial outlook for the fiscal year ending Mar. 31, 2009 compared to the results of previous fiscal year

(JPY billion)

	FY ended Mar. 2008 (Actual)	FY ending Mar. 2009 (Forecast)	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
EBITDA	602.0	593.0	-9.0
Operating income	430.5	311.0	-119.5
Recurring profit	362.6	278.0	-84.6
Net income	238.7	148.0	-90.7
Return on Equity	11.8%	7.7%	-4.1%pt
Free Cash Flow*	-1493.7	265.0	1,758.7

*Free Cash Flow is cash flow from operating activities plus cash flow from investing activities less the items below:

<From cash flow from operating activities>

- Interest received, dividend received and tax implication by deducting the items (assumption of corporate tax rate: 42%)
- Interest paid and the tax implication by deducing the item (assumption of corporate tax rate: 42%)

<From cash flow from investing activities>

- Purchases of and proceeds from sale of marketable securities
- Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown on the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the Cash flow statement but excluded from the adjustment above.

(JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Capital expenditures	129.5	149.0	19.4
Domestic tobacco	57.2	63.0	5.7
International tobacco	48.4	56.0	7.5
Pharmaceutical	4.2	3.0	-1.2
Foods	6.0	23.0	16.9
Other	14.7	4.0	-10.7

Consolidated financial outlook by business segment (JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Net sales including excise tax	6,409.7	6,610.0	200.2
Domestic tobacco	3,362.3	3,165.0	-197.3
Excluding imported tobacco	2,169.2	2,049.0	-120.2
International tobacco	2,639.9	2,896.0	256.0
Excluding distribution business	2,381.0	2,618.0	236.9
Pharmaceutical	49.0	44.5	-4.5
Foods	336.4	486.0	149.5
EBITDA	602.0	593.0	-9.0
Domestic tobacco	306.7	261.0	-45.7
International tobacco	270.7	301.0	30.2
Pharmaceutical	-6.2	-8.0	-1.7
Foods	8.3	26.0	17.6
Operating income	430.5	311.0	-119.5
Domestic tobacco	222.3	173.0	-49.3
International tobacco	205.3	144.0	-61.3
Pharmaceutical	-9.6	-12.0	-2.3
Foods	0.6	-4.0	-4.6

(JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Dividend per share	4,800	5,200	400
Pay-out Ratio	19.3%	33.7%	14.4%pt
(goodwill amortization adjusted)	19.0%	19.9%	0.9%pt

Major assumptions

Domestic tobacco business (billions of cigarettes)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Sales volume	167.7	159.0	-8.7

*Excludes sales of domestic duty-free and China division

International tobacco business (billions of cigarettes, JPY)

	FY ended Mar. 2008	FY ending Mar. 2009	Change
Total sales volume	385.6	450.0	64.4
GFB sales volume	203.2	243.0	39.8
JPY/USD rate	117.85	100.00	-17.85

Goodwill amortization relating to major acquisitions

International tobacco business (unit: USD million)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Former RJRI and Gallaher	18,159	908	20	Mar-27

* Termination of goodwill amortization: Former RJRI Apr-19, Former Gallaher Mar-27

Foods Business (unit: JPY billion)

	Goodwill amount as the basis for the amortization	FY ending Mar.2009	Years to amortize	Termination
Katokichi	45.0	9.0	5	Dec-12

Trademark rights amortization relating to major acquisitions

JT (unit: JPY billion)

	FY ended Mar. 2008	FY ending Mar. 2009	Years to amortize	Termination
Former RJRI	29.3	29.3	10	Apr-09

JT International (unit: USD million)

	Year ended Dec. 2007	Year ending Dec. 2008	Years to amortize	Termination
Former RJRI and Gallaher	220	284	mainly 20	Mar-27

* Termination of trademark rights amortization: Former RJRI Apr-19, Former Gallaher Mar-27

<FORWARD LOOKING STATEMENTS>

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and private restrictions relating to the use of tobacco products and the impact of government studies;
3. litigation in Japan and elsewhere;
4. our ability to successfully diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials

* Excludes sales from the China, Hong Kong, and Macau markets and domestic duty-free sales.

Domestic Tobacco Business Results

1. Quarterly Sales Volume (billions of cigarettes)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	54.0	36.8	44.6	39.3	174.9
FY 03/2008	42.7	43.0	43.7	38.2	167.7
FY 03/2009	42.0				

2. Quarterly Retail Price Sales (billions of JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	740.3	547.5	664.6	587.0	2,539.5
FY 03/2008	636.7	641.4	651.6	570.0	2,499.8
FY 03/2009	626.9				

* Retail price sales = sales volume * fixed retail price.

3. Quarterly Net Sales Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	11,663	12,677	12,688	12,699	12,371
FY 03/2008	12,698	12,694	12,704	12,702	12,699
FY 03/2009	12,699				

* Net sales per thousand cigarettes
= (retail price sales - retailer margins - consumption tax) / sales volume * 1,000

4. Quarterly Net Sales Excluding Excise Tax Per Thousand Cigarettes (JPY)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	3,852	4,050	4,050	4,056	3,990
FY 03/2008	4,056	4,053	4,063	4,057	4,057
FY 03/2009	4,056				

* Net sales excluding excise tax per thousand cigarettes
= (retail price sales - retailer margins - consumption tax - excise taxes) / sales volume * 1,000

5. Quarterly JT Market Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	65.5	64.2	64.7	64.5	64.8
FY 03/2008	64.9	64.5	65.3	65.0	64.9
FY 03/2009	64.9				

Market Share in Growing Segments

1. 1mg Tar

(1) JT 1mg Tar Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	12.4	12.5	13.3	13.6	12.9
FY 03/2008	13.9	13.7	14.0	14.3	14.0
FY 03/2009	14.5				

(2) JT Share in 1mg Tar Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	61.3	60.9	62.4	62.2
FY 03/2008	62.0	61.6	62.1	62.0
FY 03/2009	62.4			

2. Menthol

(1) JT Menthol Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	6.7	6.9	6.7	7.1	6.8
FY 03/2008	7.2	7.5	7.2	7.5	7.4
FY 03/2009	7.5				

(2) JT Share in Menthol Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	35.0	34.1	33.8	34.8
FY 03/2008	34.9	35.2	34.0	34.4
FY 03/2009	34.3			

3. JPY 320 or above*

(1) JT JPY 320 or above Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	5.7	5.4	5.2	5.5	5.5
FY 03/2008	5.6	5.2	5.4	5.3	5.4
FY 03/2009	5.2				

(2) JT Share in JPY 320 or above Segment (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar
FY 03/2007	24.3	22.5	22.6	23.2
FY 03/2008	23.5	22.0	22.5	21.9
FY 03/2009	21.7			

* JPY 300 or above until Apr-Jun. 2006

4. Quarterly D-spec Product Share (%)

	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Mar	Total
FY 03/2007	4.12	3.84	3.85	4.34	4.04
FY 03/2008	4.41	4.10	4.77	5.13	4.59
FY 03/2009	5.10				

* Pianissimo and Premier have been sold as D-spec products since March 2006.
Bevel Flair have been sold as D-spec products since December 2006.

Japan Tobacco Inc. Clinical development (as of July 31, 2008)

Code	Stage	Indication	Mechanism	Characteristics	Rights
JTT-705 (oral)	Phase2(JPN)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Roche:Phase3
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	MTP inhibitor	Treatment of hyperlipidemia by reducing absorption of cholesterol and triglyceride via inhibition of MTP -MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV infection	Integrase inhibitor	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV -HIV:Human Immunodeficiency Virus	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan. *Development stage by Gilead Sciences:Phase3
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	CETP inhibitor	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	CaSR antagonist	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-552 (oral)	Phase2(JPN)	Hyperuricemia	URAT1 inhibitor	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	
JTT-651 (oral)	Phase1(JPN)	Type 2 diabetes mellitus	GP inhibitor	Decreases blood glucose by suppression of glucose output from liver via inhibition of GP -GP:Glycogen Phosphorylase	
JTS-653 (oral)	Phase1(JPN)	Pain Overactive Bladder	TRPV1 antagonist	Improves pain and overactive bladder via antagonism of TRPV1 on sensory neurons - TRPV1:Transient Receptor Potential Vanilloid subtype 1	
JTT-654 (oral)	Phase1(Overseas)	Type 2 diabetes mellitus	HSD-1 inhibitor	Improves type 2 diabetes through reducing excessive glucocorticoid action by inhibiting HSD-1 - HSD1:11beta-hydroxysteroid dehydrogenase type1	

Changes from the previous announcement on May 1, 2008:

Development of JTT-553 was terminated.

Development of JTK-652 was terminated.

"Rights" column of JTK-303: Gilead Sciences, licensee of JTK-303, started phase 3 clinical trial , therefore this information has been adde

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Amendment to Significant Shareholders' Report dated July 18, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 5 below are included in EXHIBIT B hereto)

1. ANNUAL REPORT 2008 for the Year Ended March 31, 2008

2. JT's UK Subsidiaries Reach Resolution Agreement with OFT

3. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009

4. JT Reports Consolidated Financial Results for the First Quarter that Ended June 30, 2008

5. JT Reports International Tobacco Business Results for January - June 2008

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Amendment to Significant Shareholders' Report dated July 18, 2008

   Significant Shareholders' Report regarding change of the contract related to JT's stake in the Frontier Real Estate Investment Corporation was submitted to Kanto Local Financial Bureau pursuant to Article 27-25-1 of the Financial Instruments and Exchange Law.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 5.




JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Yuka Kin, Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

JT Reports International Tobacco Business Results for January – June 2008

Tokyo, July 31, 2008 -- Japan Tobacco Inc. (JT) (TSE: 2914) today announced its international tobacco business results for the six-month period between January 1 and June 30, 2008.

In the first half that ended June 30, 2008, Japan Tobacco International (JTI), JT's international tobacco business operation, increased its sales volume by 38.8 percent to 221.1 billion cigarettes compared to the same period last year[1].

Global Flagship Brand (GFB[2]) sales volume increased 34.9 percent to 119.2 billion cigarettes compared to the same period last year. This increase was driven with strong performances by Winston in Russia, Ukraine, Turkey, Spain, Near East and the Philippines; Camel in Italy, Russia and Spain; and Mild Seven in Korea, Taiwan and Russia. GFB performance also reflects the additional contribution of B&H and Silk Cut in the United Kingdom and Ireland; and LD, Sobranie and Glamour in Russia, Ukraine and Kazakhstan.

Net sales excluding tax amounted to US$5.186 billion, an increase of 54.6 percent from the previous year. Net sales per thousand cigarettes, excluding tax, rose 11.4 percent to US$ 23.5.

---

[1] Gallaher results are incorporated from April 18, 2007 onward.
[2] GFB includes eight brands: Winston, Camel, Mild Seven, Benson & Hedges, Silk Cut, LD, Sobranie and Glamour.

International Tobacco Business Results for January – June 2008

(April-June 2008 results are preliminary)

	2007			2008		
	Jan-Mar	Apr-Jun	Total	Jan-Mar	Apr-Jun	Total
Total sales volume (billions of cigarettes)	57.7	101.6	159.3	103.9	117.2	221.1
GFB sales volume (billions of cigarettes)	35.5	52.8	88.3	55.6	63.5	119.2
Net sales, including tax (millions of US$)	2,282	5,424	7,705	6,341	6,977	13,317
Net sales, excluding tax (millions of US$)	1,258	2,097	3,355	2,471	2,716	5,186
Net sales per thousand cigarettes, excluding tax (US$)	21.8	20.6	21.1	23.8	23.2	23.5

Note:
1. Gallaher results are incorporated from April 18, 2007 onward.
2. All net sales information excludes the distribution businesses acquired as part of the Gallaher transaction.
3. GFB sales volume figures are based on the new GFB definition. Accordingly, GFB sales volumes during the pre-acquisition period include Winston, Camel and Mild Seven only.

###

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.


END